e-KONG Group Limited

Annual Report 2008

Stock code: 524



We are together

e-KONG

Corporate Information

Board of Directors
Executive Directors
Richard John Siemens *(Chairman)*
Lim Shyang Guey

Non-executive Director
William Bruce Hicks

Independent Non-executive Directors
Shane Frederick Weir
John William Crawford J.P.
Gerald Clive Dobby

Company Secretary
Lau Wai Ming Raymond

Auditor
Mazars CPA Limited
Certified Public Accountants

Legal Advisers
Deacons
Conyers Dill & Pearman

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
DBS Bank Limited
The Bancorp Bank

Registered Office
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Principal Place of Business
3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong
Tel: +852 2801 7188
Fax: +852 2801 7238

Stock Codes
Hong Kong Stock Exchange:	524
Ticker Symbol for ADR:	EKONY
CUSIP Reference Number:	26856N109

Website
www.e-kong.com

Principal Share Registrar
Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrar in Hong Kong
Tricor Secretaries Limited
26th Floor
Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

ADR Depositary
The Bank of New York Mellon
BNY Mellon Shareowner Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

Table of Contents

Financial Highlights

	2008	2007	
	HK$'000	*HK$'000*	% change
Turnover	**786,997**	795,252	-1%
EBITDA	**23,236**	65,673	-65%
Net Assets	**180,421**	224,490	-20%
Cash and Bank Balances	**177,173**	181,662	-2%

Turnover
(HK$'000)


800,000
400,000
0
702,810
795,252
786,997
2006
2007
2008

EBITDA
(HK$'000)


80,000
40,000
0
57,205
65,673
23,236
2006
2007
2008

Net Assets
(HK$'000)


250,000
125,000
0
132,117
224,490
180,421
2006
2007
2008

Cash and Bank Balances
(HK$'000)


200,000
100,000
0
100,362
181,662
177,173
2006
2007
2008

e-KONG Group's principal operating subsidiaries are in the business of providing telecommunication services. The Company is listed on the main board of the Hong Kong Stock Exchange (SEHK: 524) and maintains a sponsored Level 1 ADR programme through The Bank of New York Mellon (Ticker Symbol: EKONY).

The Group's key operating business ZONE, currently having operations in the United States, China, Hong Kong and Singapore, provides a diverse range of voice and data telecommunication solutions and services, utilising the latest technology and IP-based facilities that offer customers a variety of features and value-added services tailor-made to suit their needs while empowering them with tools to manage their telecommunications requirements. ZONE also offers global IP-based communication services both under its own brandname ZoiPPE and through partners to bring business and social communities closer together by providing convenient, cost-effective and innovative interactive services that are available on any device, anytime, anywhere.

Chairman's Statement

2008 was an unprecedented challenging year. The global financial and economic meltdown adversely affected all industries, with the Group's operating performance being no exception, and it restrained some of our business development initiatives in seeking new investment opportunities.

The global financial and economic crisis caused a negative impact on the profit margins of the Group's business. Profit margins were squeezed during these difficult times as customers were demanding lower rates, and competing operators, in an attempt to protect their market share, priced their service offerings more aggressively. The gravity of this consequence is reflected in the operating profit decreasing from HK$48.6 million in 2007 to HK$2.0 million in 2008.

Having said this, we have managed to maintain the business volume and our total turnover for 2008 was only marginally lower than that recorded in the previous year. The weakened economy has caused some of the price-sensitive customers to move away and some customer businesses have even been forced to close down. On the other hand, as ZONE progressively transforms itself into a more solution-based value-added service provider, it has been able to secure new customers that have more demanding technical and user requirements which ZONE is able to fulfil.

In the United States, besides having to address the challenges posed by the deterioration in the US economy, our ZONE US operations were also saddled with the negative impact of structural changes in the ILEC (independent local exchange carrier) segment of the telecom industry. One of ZONE US's major domestic carrier partners has since the last quarter of 2007 and throughout the whole of 2008 increased its rates and imposed high surcharges on traffic originating and / or terminating on its network, particularly traffic to or from the ILEC sector. ZONE US took immediate steps, including re-routing millions of its customers' ANIs (automatic number identifications) through its own switch or to other carrier partners to minimise the margin losses. In the near term, nevertheless, such remedial measures incurred additional workload and costs to the operations.

The strategic goal of building ZONE into a sustainable solution-based telecom service provider offering a wide array of products and services remains unchanged. However, given the difficult operating environment and market circumstances, preserving operating margins and maintaining a strong cash position became our key priorities for 2008. To achieve these immediate goals, the Group decided to forego possible short-term revenue growth and invest only in capital expenditures which, in addition to providing immediate returns, are incrementally scalable for longer term growth. We also implemented various cost rationalisation programmes, including streamlining and standardising business processes, re-evaluating staff priorities and key performance indicators and increasing collaborative efforts with business and technology partners to share operating and capital expenditures for business growth and development.

Our pursuit of Broadband Wireless Access (BWA) opportunities in Asia was equally hampered by the global credit crunch, as many industry players and financial investors who had previously shown interest sharply scaled back their commitments towards funding such infrastructural projects that aim at long term returns. Even though some projects are likely to be delayed or shelved, we will continue to selectively pursue appropriate opportunities in this arena which we believe will enhance value to our shareholders.

Amidst the global economic downturn, China's economy is forecasted to be relatively stable, partly fuelled by the various proactive measures promulgated by the government, including the RMB 4 trillion stimulus packages on infrastructure and other programmes unveiled in November 2008 aimed at creating jobs and boosting local demand. In addition to focusing on transactional opportunities arising from the recent consolidation of major telecom operators into three full-serviced operators and the issuance of the 3G mobile licences, we are also exploring ways to participate in the other industries that are likely to benefit from the government's fiscal stimulus programmes.

Despite the less encouraging results for 2008, I am delighted to see the Group achieved its interim goals of preserving our capital strength and strong liquidity position, rationalising our operational overheads, safeguarding our cash position and prudently investing in appropriate capital equipment which is scalable for future growth. Looking ahead, as 2009 is likely to remain as challenging as the last quarter of 2008, we will remain vigilant and disciplined in our business decisions and adopt prudent strategies in our efforts to improve the Group's operating performance. This will be achieved through instituting targeted measures to enhance operational efficiency, and aligning our cost structure and capital investments with our projected business growth. With a strong balance sheet and healthy cash position, we will continue to pursue opportunities to broaden the Group's asset and revenue base by growing organically our current businesses and through possible acquisitions.

On behalf of the board, I would like to extend our appreciation to all employees for their invaluable efforts, dedication and commitment to the Group during this tumultuous time and to thank all customers, shareholders, business associates and professional advisers for their continuous support.

Richard John Siemens
Chairman
30 March 2009

Business Review

The 2008 year has proven to be challenging for nearly every business in the world. The financial turmoil, triggered by the sub-prime mortgage and credit crisis in the United States, has not only undermined the global capital markets but has also adversely affected most mainstream industries. The telecom sector, as well as the Group's operations, has not been immune from the crisis.

For the 2008 year, the Group achieved an annual turnover of HK$787.0 million, representing a slight year-on-year decrease of 1.0%.

Given the impact of the economic turmoil, management re-assessed the intrinsic value of the Group's intangible assets, after the charge for amortisation for the year of HK$10.7 million, and concluded that the carrying value of the customer contracts acquired by ZONE's operations in the United States ("ZONE US") in 2006 and the softphone development costs, together aggregating HK$30.8 million, have became impaired in 2008. After the non-recurring non-cash impairment on intangible assets of HK$30.8 million and an adjustment in deferred tax of HK$9.8 million, the Group recorded a net loss of HK$43.7 million for the 2008 year, compared to a net profit of HK$44.2 million for the previous year.

Profit from operations and EBITDA, nevertheless, stayed positive at HK$2.0 million and HK$23.2 million, compared to HK$48.6 million and HK$65.7 million, respectively, for the prior year.

The Group continued its prudent financial management approach which maintained its balance sheet strength with total net assets of HK$180.4 million, including total cash and bank balances of HK$179.3 million as at 31 December 2008.

In 2008, the turnover of ZONE US amounted to HK$692.2 million compared to HK$698.9 million for the previous year despite the US telecommunications market continuing to be difficult. A major underlying carrier imposed substantial rate increases and additional surcharges in the last quarter of 2007 and raised these further in 2008. These significant cost increases exerted pressure on ZONE US's margins in the Independent Local Exchange Carrier ("ILEC") sector while, at the same time, the deterioration in the US economy impacted the growth and profitability in the corporate sector of ZONE US's business.

ZONE US has implemented a number of initiatives in order to improve profitability in its operations in the coming year including driving revenue growth, preserving overall gross margins and enhancing efficiencies in its cost structure. By realigning and strengthening its provisioning and engineering team, ZONE US is now more responsive to handling customers with specialised and complex technical requirements which, thereby, results in shorter provisioning time and improved customer service levels. Such flexibility is particularly valuable during this period of economic downturn when many larger customers are looking for more tailor-made and cost effective solutions to their telecom needs from alternative service providers like ZONE US. For example, to broaden its appeal to the Competitive Local Exchange Carrier ("CLEC") market segment and the ILEC market segment in the Northeast Region, ZONE US was able to facilitate the implementation of various networks with multiple carriers to meet the technical, geographical and pricing requirements of these CLEC and ILEC customers. Furthermore, ZONE US re-routed large volumes of traffic from its ILEC customers via ZONE US's switch facilities by way of dedicated circuits to avoid regulatory and rate increase challenges faced by such customers. ZONE US has also, in some cases, been able to increase the rates which it charges its customers so as to preserve reasonable margin levels.

While the market challenges are likely to continue putting pressures on the business in 2009, ZONE US believes that the measures it is putting into place and the ongoing efforts to improve operating efficiency and to strengthen its balance sheet position will not only help weather the economic and financial turbulence but also establish a firm foundation to build a long-term sustainable business. Empowered with these strengths during this period of market upheaval, ZONE US is positioned to increase its business organically as well as expand through customer and business acquisitions at valuations that meet its strategy and risk criteria.

Turnover from ZONE's operations in Asia ("ZONE Asia") for 2008 amounted to HK$94.3 million compared to HK$94.4 million for 2007. ZONE

Asia has made further progress in its endeavours to offer more solution-based products and services customised to suit specific customer requirements. In addition to the call accounting systems designed for targeted markets, ZONE Asia has also made available its IP-PBX solutions tailored for the hospitality industry and small to medium sized enterprises (SMEs), and has recently launched its cost effective and easy-to-use web-enabled call-in / out tele-conferencing solutions.

While ZONE's office in China remained an integral part of its back office function serving the Hong Kong's operations, it continues to explore various opportunities to work with the major telecom companies in China, particularly following the restructuring of the telecom sector which was announced in May 2008. Pursuant to the restructuring plan, business of the existing operators will be merged into three full serviced operators, namely China Mobile (中國移動), China Unicom (中國聯通) and China Telecom (中國電信). In addition, 3G licences were awarded in January 2009 to these three operators. ZONE China will further capitalise on relationships it has already established with these three newly-merged entities to extend its involvement into other areas, particularly areas related to the mobile wireless 3G businesses.

In the third quarter of 2008, the global economic slowdown hit Singapore and ZONE Singapore began to feel its impact. Singapore's recession deepened in the fourth quarter as the global economic turmoil took its toll on the export driven manufacturing and service sectors. Corporate customers, being squeezed during these difficult times, demanded better rates and dominant service providers, wanting to maintain their market share, began introducing more aggressively priced services. These factors together put added pressure on ZONE Singapore's operating results.

Despite the lower revenue recorded for 2008, ZONE Singapore was able to maintain its profit to the 2007 level mainly by keeping operating costs under control, improving margin through innovative and value-added offerings and providing superior customer service and retention. While the economic fallout is expected to continue to impact business in 2009, it also presents good opportunities to pursue new business prospects as corporations which historically have been long time customers of dominant service providers and less inclined to change service providers will, in their exercise of cost-control measures, start exploring alternative service providers such as ZONE Singapore. ZONE Singapore will continue to target the corporate market by introducing new enhanced and cost-efficient services and invest in effective marketing to acquire new users.

ZONE Asia also continues to enlarge the user base of its VoIP offering *ZoiPPE* through collaborative marketing with partners such as the *ZoiPPE Friends* (*www.zoippefriends.com*) partnership with a large social networking site and through on-going internet marketing and promotions. Over the last two years since ZONE's softphone was developed, there has been growing popularity of web-based functionalities which do not require downloading or installation of software, or use of open-source software which can be developed amongst different parties over the Internet to offer communications-related services. In line with this shift in technology and user preference as well as the abundance of resources on VoIP over the Internet and open-source communities, for the coming year ZONE will realign its focus from enhancing its *ZoiPPE* softphone features to developing more web-based features such as the "Link-up" service incorporated in its *ZoiPPE Friends* website and will collaborate with mobile handset manufacturers and open-source developers to integrate its back-end platform with their user interface.

Looking ahead and in light of the current uncertain operating environment and the likelihood of the economic situation worsening through 2009, the Group will continue to adopt a prudent approach to growth and cost control, and will keep focused on improving the operating performance of its ZONE businesses and maintaining a strong balance sheet. Historically, during difficult times, opportunities in the telecom industry will present themselves, such as the increasing demand for cost-effective products and services and also opportunities to acquire prospective financially strained businesses. The Group, being relatively well positioned in today's environment, will capitalise on any such opportunities by using its resources to organically grow its market share or through targeted acquisitions where the investments are in line with its overall strategy.

Financial Review

Results

For the year ended 31 December 2008, the Group recorded a consolidated turnover of HK$787.0 million representing a decrease of HK$8.3 million as compared to HK$795.3 million for 2007.

Operating costs for 2008 amounted to HK$182.8 million compared to HK$185.1 million in 2007.

ZONE US recorded a 1.0% decrease in turnover from HK$698.9 million in 2007 to HK$692.2 million in 2008, while turnover from ZONE Asia, comprising the Group's telecommunication businesses in China, Hong Kong and Singapore, remained flat at HK$94.3 million for 2008, as compared to HK$94.4 million for 2007.

The Group's gross profit decreased by 13.9% from HK$211.8 million in 2007 to HK$182.5 million in 2008.

The operating profit for the year amounted to HK$2.0 million, representing a decline of HK$46.6 million when compared to HK$48.6 million for the previous year.

The Group recorded a net loss of HK$43.7 million, which included an impairment loss on intangible assets of HK$30.8 million and an adjustment in deferred tax of HK$9.8 million for the 2008 year, compared to a net profit of HK$44.2 million for 2007.

EBITDA for the Group decreased by HK$42.4 million from HK$65.7 million for 2007 to HK$23.2 million in 2008.

Assets

During the year, the Group continued to be in a healthy liquidity position. As at 31 December 2008, the net assets of the Group reduced to HK$180.4 million (2007: HK$224.5 million) which was mainly attributed to the impairment losses on intangible assets and the deferred tax adjustment, referred to previously, in the aggregate amount of HK$40.6 million during the year.

Liquidity and Financing

Cash and bank balances (excluding pledged bank deposits) amounted to HK$177.2 million as at 31 December 2008 (2007: HK$181.7 million). The Group had pledged bank deposits of HK$2.2 million as at 31 December 2008 (2007: HK$2.1 million) to banks for guarantees made to suppliers.

As at 31 December 2008, the Group's bank borrowings, represented by the bank loan advanced to a subsidiary for the purpose of the WRLD Alliance transaction in 2006, reduced to HK$4.3 million (2007: HK$14.7 million) as a result of a partial repayment of principal during the year. The Group's bank borrowings are in United States dollars at a fixed interest rate and secured through, among others, a pledge of the trade receivables of the subsidiary.

As at 31 December 2008, the Group's liabilities under equipment lease financing amounted to HK$0.7 million (2007: HK$0.4 million) as a result of entering into a new lease agreement to replace a previous lease of similar office equipment during the year.

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, improved to 2.8% (2007: 6.7%) primarily due to the partial repayment of the bank loan during the year.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong and United States dollars, the Group considers there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged. As cash contributions from the Singapore operations continue to grow and expectation that currency exchange markets will become volatile during 2009, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, take any necessary action to reduce such exchange risks.

Contingent Liabilities and Commitments

As at 31 December 2008, there were no material contingent liabilities or commitments.

Board of Directors and Senior Management

Board of Directors

Richard John Siemens, 64, Chairman, was appointed in January 2000. Mr. Siemens is the Chairman and a founding member of the Distacom Group, a privately-held group of companies engaging in mobile telecommunication business, and the non-executive Chairman of Automotive Technology Group Limited. Trained as a Chartered Accountant, Mr. Siemens's financial acumen and entrepreneurial leadership has been instrumental in the establishment of many well-known international telecommunication and broadcasting companies such as Hutchison Telecom, Orange, AsiaSat, STAR TV, Metro Radio, and mobile telecommunication businesses in Hong Kong, Italy, India, Japan and Madagascar led by Distacom.

Lim Shyang Guey, 49, Executive Director, was appointed in October 1999. Prior to coming to Hong Kong, Mr. Lim gained wide-ranging international exposure in the telecommunications and technology-related industries, including in New Zealand, Russia, Malaysia and Singapore. Mr. Lim holds a Bachelor of Engineering degree and a Master of Engineering degree, both from the University of Auckland in New Zealand.

William Bruce Hicks, 47, Non-executive Director, was appointed in December 2001. He is currently a founder of TPIZ Resources Limited, a Hong Kong-based firm which invests in and develops environmental projects in China. Mr. Hicks has been a director of various Distacom Group companies since 1994. Prior to that, Mr. Hicks worked at Hutchison Telecom in Hong Kong and Motorola, Inc. in the United States. He holds a B.S.E.E. degree from Michigan Technological University and an M.B.A. from the International Management Institute in Geneva, Switzerland.

Shane Frederick Weir, 54, Independent Non-executive Director, was appointed in August 2001. He was also appointed as an independent non-executive director of CIBT Education Group, Inc. on 12 December 2008. Mr. Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries. He has practiced in Hong Kong since 1985, including several years as an associate with Phillips & Vineberg. Mr. Weir is qualified as a solicitor, barrister, and notary public in Canada and a solicitor in the United Kingdom and Hong Kong.

John William Crawford J.P., 66, Independent Non-executive Director, was appointed in September 2004. He is also an independent non-executive director of Titan Petrochemicals Group Limited and Regal Portfolio Management Limited (being the manager of Regal Real Estate Investment Trust) as well as Elixir Gaming Technologies, Inc. He was a founding partner of Ernst & Young, Hong Kong and vice chairman of the firm. Since his retirement from accounting practice, Mr. Crawford has been particularly involved in the education sector, including setting up international schools and providing consulting services. He is also actively involved in various community service areas such as being a founding member of UNICEF Hong Kong Committee and the Hong Kong Institute of Directors. In 1997, he was appointed a Justice of the Peace.

Gerald Clive Dobby, 69, Independent Non-executive Director, was appointed in December 2005. Mr. Dobby, previously held senior positions within the HSBC Group, is currently a director of several companies in Hong Kong and overseas.

Senior Management

Chan Yee Bun, 57, Chief Financial Officer, joined the Company in January 2004. Mr. Chan has over 30 years' experience working in industries ranging from telecommunications, infrastructure, manufacturing to shipping and banking. Mr. Chan is a fellow member of the Hong Kong Institute of Certified Public Accountants.

Lau Wai Ming Raymond, 38, Legal Counsel and Company Secretary, joined the Company in June 2000. Mr. Lau is qualified as a solicitor in Hong Kong. Prior to joining the Company, he has been acting as the legal advisor to another company listed on the Hong Kong Stock Exchange. Mr. Lau graduated from the University of Hong Kong with LL.B., and holds a Certificate in Civil and Commercial Law issued by the China University of Political Science and Law.

Corporate Governance Report

Introduction

The directors of the Company are committed to maintaining high standards of corporate governance in discharging their obligations to act in the best interests of shareholders and enhance long-term shareholder value.

The board of directors (the "Board") of the Company has, prior to 2005, established written policies that provide a framework and guidelines for its members so that they are able to discharge their respective duties in an efficient and consistent manner, whereby corporate governance practices of the Company are strengthened, the corporate image is improved and the confidence of shareholders, regulators and the public can be assured.

In November 2004, The Stock Exchange of Hong Kong Limited (the "Stock Exchange") issued the Code on Corporate Governance Practices (the "Corporate Governance Code") which came into effect for accounting periods commencing after 1 January 2005. The Stock Exchange thereafter made further amendments to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") relating to corporate governance practices. The Board has amended the written policies of the Company and taken other necessary steps to align with all code provisions and certain recommended best practices in the Corporate Governance Code. The Board reviews these written policies regularly and is committed to continuously improving the practices and ensuring an ethical corporate culture is maintained.

Board of directors

The Board is collectively responsible for all business and affairs of the Company. Pursuant to the Company's Bye-laws, the Board has delegated the day-to-day management of the Company's business to executive directors and focuses its attention on overall strategic matters related to policies, finance and shareholding issues, while matters such as determining mechanisms for setting the Group's remuneration structure and policies and approving the annual remuneration and incentive plans of the Group are delegated to the Remuneration Committee.

As at 31 December 2008, the Board was comprised of two executive directors, namely, Mr. Richard John Siemens and Mr. Lim Shyang Guey, a non-executive director, Mr. William Bruce Hicks, and three independent non-executive directors, namely, Mr. Shane Frederick Weir, Mr. John William Crawford J.P. and Mr. Gerald Clive Dobby.

Code provision A.2.1 of the Corporate Governance Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual so that the responsibilities are not concentrated with any one person. The Company has, by formulating as part of its written policies, established and recorded in writing the respective responsibilities of the Chairman and the chief executive officer (being undertaken by the Managing Director) of the Company, in which it is specified that the Chairman is responsible for providing leadership to and effective running of the Board, while the Managing Director is delegated with the authority and responsibility for overseeing the realisation of the budgets and objectives set by the Board. Nevertheless, with the unanimous approval of the Board, Mr. Richard John Siemens, the Chairman, assumed the role of the chief executive officer of the Company following the passing away of Mr. Kuldeep Saran, the then Deputy Chairman and Managing Director, on 16 June 2007. The Board from time to time re-assesses the possible negative impact of the Company deviating from Corporate Governance Code A.2.1, and believes that vesting the roles of both chairman and chief executive officer in the same person enables more effective and efficient planning of expansion blueprints together with implementation of business plans and growth strategies. At the same time, it is believed that the balance of power and authority will not be impaired and is adequately ensured by an effective Board which comprises experienced and high calibre individuals with a sufficient number thereof being independent non-executive directors.

Except for the deviation described above, no director of the Company is not, or was not at any time during the year ended 31 December 2008, acting in compliance with the Corporate Governance Code as set out in Appendix 14 to the Listing Rules.

The Board meets regularly and on those occasions when a Board decision is required for major issues. Members of the Board are provided with adequate and timely information prior to Board meetings to ensure that the directors can make informed decisions when fulfilling their responsibilities. During the year under review, the Board held four meetings and the attendance rate at the meetings in 2008 was 100% as set out below.

Name of Director	Attendance / Number of Board Meetings in 2008	Attendance Rate
Richard John Siemens *(Chairman)*	4 / 4	100%
Lim Shyang Guey	4 / 4	100%
William Bruce Hicks	4 / 4	100%
Shane Frederick Weir	4 / 4	100%
John William Crawford J.P.	4 / 4	100%
Gerald Clive Dobby	4 / 4	100%

On those occasions where it was not practical to convene physical meetings, in lieu thereof, written resolutions of the Board together with full copies of related documents were circulated to all directors for consideration and approval. All such written resolutions were approved by all directors unanimously.

Minutes of meetings and written resolutions of the Board as well as its committees are kept by the Company Secretary and such records are available for inspection by directors at all reasonable times.

Appointment and re-election

All non-executive directors are appointed for specific terms and upon expiry thereof, the terms are renewable for fixed terms of three years provided that either party may terminate such appointment by giving to the other party not less than one month's notice in writing. All directors, including executive and non-executive directors, retire from office by rotation and are eligible for re-election at annual general meetings.

In accordance with the Company's Bye-laws, not less than one-third of the directors for the time being will retire from office by rotation at each annual general meeting, provided that every director shall be subject to retirement by rotation at least once every three years. Any director appointed to fill a casual vacancy on the Board or as an addition to the existing Board shall hold office only until the following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

Board committees

The Board has delegated certain powers, authorities and discretion to a number of Board committees consisting of such directors as it deems appropriate. Such committees act in conformity with the guidelines and regulations (where applicable) as provided in the code provisions in the Corporate Governance Code and the written policies as promulgated by the Board, and in fulfilment of the purposes for which the committees were appointed.

Corporate Governance Report (continued)

Executive Management Committee

The Executive Management Committee is currently comprised of the two executive directors. The committee is principally responsible for directing, planning and managing the Group's businesses and operations, formulating strategies and policies for the consideration of the Board and implementing the same to best achieve the Group's overall business objectives in an effective and efficient manner.

The committee meets regularly every month to review the Group's business performance with the senior management of each operation within the Group. Ad hoc meetings are also held on an as-needed basis and the committee is also engaged in frequent informal discussions. In 2008, twelve formal meetings were held and the attendance rate at the meetings in 2008 was 100% as set out below.

Name of Director	Attendance / Number of Executive Management Committee Meetings in 2008	Attendance Rate
Richard John Siemens *(Chairman of the Committee)*	12 / 12	100%
Lim Shyang Guey	12 / 12	100%

Audit Committee

The Audit Committee was established on 29 September 1999 by the Board and comprises three Board members, all of whom are independent non-executive directors. A set of written terms of reference, which describes the authority and duties of the committee as well as proceedings of its meetings and is based on the recommendations as set out in "A Guide For Effective Audit Committees" issued by the Hong Kong Institute of Certified Public Accountants, was adopted by the Board in the past and subsequently revised in accordance with the Corporate Governance Code and incorporated in the written policies of the Company. Such terms of reference and related written policies of the Company are under regular review by the Board to ensure alignment with the Corporate Governance Code and best market practices.

The committee's principal role is to review the quality and fairness of the financial reports of the Company and consider the nature and scope of audit reviews. It also assesses the effectiveness of the accounting, financial and internal control systems of the Group.

The committee is granted the authority to conduct or authorise investigations into any activities within its terms of reference.

In 2008, two meetings were held to review and make recommendation to the Board on the consolidated financial statements of the Group for the interim and annual results, and, in particular, assess any changes in accounting policies and practices, major judgmental areas and compliance with applicable legal and accounting requirements and standards, and other matters such as assessing internal control systems. The Audit Committee also reviewed, with management and the auditor of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the audited consolidated financial statements of the Group for the year ended 31 December 2008.

The attendance rate at the meetings in 2008 was 100% as set out below. As deemed necessary by the committee, the external auditor and executive officers of the Company attended the meetings to answer any questions raised. Full minutes of the meetings were recorded and submitted to the Board for its information and review. In addition, several ad hoc meetings were held during the year with management of the Company to discuss accounting, reporting and other issues.

Name of Director	Attendance / Number of Audit Committee Meetings in 2008	Attendance Rate
John William Crawford J.P. *(Chairman of the Committee)*	2 / 2	100%
Shane Frederick Weir	2 / 2	100%
Gerald Clive Dobby	2 / 2	100%

The Company's external auditor carried out, in the course of the statutory audit process, a review of the effectiveness of the Company's material internal financial controls to the extent of the scope as laid out in their audit plan. Any non-compliance matters and internal control weaknesses noted during their audit and the auditor's recommendations thereon were reported to and dealt with by the committee.

Remuneration Committee

The Remuneration Committee was established on 18 December 2001 and comprises the Chairman, Mr. Richard John Siemens, and Mr. Shane Frederick Weir and Mr. John William Crawford J.P., both independent non-executive directors. Mr. Lim Shyang Guey, another executive director, is the alternate member for Mr. Richard John Siemens. A set of written terms of reference, which describes the authority and duties of the committee as well as proceedings of its meetings, was adopted by the Board in accordance with the Corporate Governance Code and incorporated in the written policies of the Company. Such terms of reference and related written policies of the Company are under regular review by the Board to ensure alignment with the Corporate Governance Code and best market practices.

The committee is responsible for determining mechanisms for setting the Group's remuneration structure and policies with reference to fair and objective standards, approving the annual remuneration and incentive plans of the Group and, in particular, determining the remuneration packages of executive directors and senior management, reviewing and approving performance-based remuneration programmes with reference to corporate goals and objectives and dealing with such other matters relating to remuneration issues as directed by the Board. During the year under review, one meeting was held and the attendance record is set out below.

Name of Director	Attendance / Number of Remuneration Committee Meetings in 2008	Attendance Rate
Richard John Siemens *(Chairman of the Committee)*	1 / 1	100%
Shane Frederick Weir	1 / 1	100%
John William Crawford J.P.	1 / 1	100%

Corporate Governance Report (continued)

Directors' responsibility for the financial statements

The Directors acknowledge their responsibility for the preparation and the true and fair presentation of the financial statements of the Company and of the Group for the year ended 31 December 2008 on the going concern basis in accordance with the statutory requirements and applicable reporting standards.

Internal control

The Board has overall responsibility for maintaining the Group's systems of internal control and reviewing their effectiveness. The internal control systems of the Group are designed to provide reasonable assurance against material misstatement or loss, to manage the risk of system failures, and to assist in the achievement of the Group's goals. The systems are also structured to safeguard the Group assets, to ensure the maintenance of proper accounting records, adequacy of resources, qualifications and experience of staff of the Company's accounting and financial reporting function and compliance with applicable laws, rules and regulations.

The Board considers that it is a continuous process for the Group to review and improve its internal control systems in order to ensure that they can meet with the dynamic and ever-changing business environment and regulatory framework. A review of the Group's internal control systems is conducted annually by the Audit Committee in conjunction with work undertaken by the auditor of the Company. As part of an on-going process for identifying, evaluating and managing material risks faced by the Group, the Board has engaged a professional firm to conduct an independent review of the key internal control systems of the Group, and thereafter appointed an experienced management executive to serve the function of assessing and reviewing all material business processes and procedures of the ZONE operations in each geographical location. The Board considers that the Group's internal control systems are reasonably implemented. Nevertheless, the Group will continue the process of reviewing the effectiveness of the internal control systems of the Group, focusing on specific business processes and will consider, if deemed necessary in future, to set up an internal audit department to assist in fulfilling the objectives of the process.

Directors and officers liability insurance

The Company has arranged for appropriate liability insurance to indemnify directors and officers of the Group for their liabilities accrued in respect of, among others, legal actions against them and arising out of corporate activities, as recommended in the Recommended Best Practices in the Corporate Governance Code. The insurance coverage is reviewed on an annual basis.

Model code for securities transactions by directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules, (the "Model Code") as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the year ended 31 December 2008.

Auditors' remuneration

For the year ended 31 December 2008, the remuneration payable to the auditors of the Group amounted to approximately HK$1,610,000, of which HK$1,358,000 related to audit services and HK$252,000 to taxation and other non-audit services.

Report of Directors

The board of directors (the "Board") of the Company herein presents its report and the audited financial statements of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2008.

Principal activities

The principal activity of the Company is investment holding.

The Group's principal operating subsidiaries are in the business of providing telecommunication services. The Group's ZONE telecommunication business currently has operations in the United States, China, Hong Kong and Singapore. The Group's turnover during the financial year consisted primarily of revenue generated from these operations.

In the United States, ZONE Telecom, Inc. ("ZONE US"), a wholly-owned subsidiary of the Company, is a United States Federal Communications Commission licensed telecommunication carrier. ZONE US *(www.zonetelecom.com)* operates in the consumer and corporate sectors while at the same time serving a number of independent local exchange carriers (ILECs) and other competitive local exchange carriers (CLECs) as well as carrier partners throughout the United States. ZONE US provides switched long distance voice services, IP-transport services, dedicated local and long-distance voice services, managed enhanced toll-free services, and enhanced voice and web conferencing services. In addition, ZONE US provides a number of data services including frame relay, international private lines, direct internet access and other IP-centric offerings as well as mobile voice and data services through a Mobile Virtual Network Operator (MVNO) arrangement.

In Hong Kong, ZONE Limited ("ZONE Hong Kong"), a wholly-owned subsidiary of the Company, is a telecommunication service provider licensed by the Telecommunications Authority of Hong Kong. ZONE Hong Kong offers to its customers solution–based products and services which are customised to suit their respective requirements. By using a web-enabled platform *(www.zone1511.com)*, it also allows other customers to choose from a diverse range of value-added services including SMS, international call forwarding, call back, virtual global calling cards and fax-to-e-mail services to complement its basic telecom services. In addition, ZONE Hong Kong offers conferencing, fax management and other services to meet with the business needs of its corporate customers. Taking advantage of the latest IP-based technologies, ZONE Hong Kong is now able to offer IP-PBX and other Voice-over-Internet Protocol (VoIP) services with or without local telephone numbers, particularly targeting Hong Kong corporate customers with overseas presences.

In China, 深圳盈港科技有限公司 ("ZONE China"), a wholly-owned subsidiary of the Company, was established to penetrate into the marketing and reselling sector of the Chinese telecom market. Through its business management and consultancy arrangements with local Chinese enterprises, ZONE China is engaged in marketing and reselling voice and data products and services of China Mobile (中國移動) and China Telecom (中國電信) group companies in Shenzhen.

In Singapore, ZONE Telecom Pte Ltd ("ZONE Singapore"), a wholly-owned subsidiary of the Company, is a telecommunication service provider licensed by the Infocomm Development Authority of Singapore. Besides offering basic IDD services, ZONE Singapore *(www.zone1511.com.sg)* also offers a host of value-added services that help customers improve their business efficiencies.

ZONE Resources Limited, a majority-owned subsidiary of the Company, provides to the global mass market IP-based communication services under the brandname *ZoiPPE (www.zoippe.com)*. Besides allowing users to stay connected with their friends and family via a softphone with PC-to-PC, PC-to-Phone, Phone-to-Phone, SMS, IM and email functionalities, its web applications also offer click-to-call and multi-party conferencing features.

Report of Directors (continued)

Descriptions of the activities of other principal subsidiaries are set out in note 13 to the financial statements.

Segmental information

Analyses of the Group's turnover and contribution to operating results by geographical and business segments of operations for the year ended 31 December 2008 are set out in note 28 to the financial statements.

Results and dividends

The results of the Group for the year ended 31 December 2008 are set out in the consolidated income statement on page 23.

The Board does not recommend payment of a dividend for the year ended 31 December 2008 (2007: Nil).

Group financial summary

A summary of results, assets and liabilities of the Group for the last five financial years is set out on page 60.

Major customers and suppliers

In the year under review, the aggregate turnover attributable to the five largest customers of the Group accounted for approximately 21.2% of total turnover for the year, and sales to the largest customer included therein amounted to approximately 7.5%.

The aggregate purchases attributable to the five largest suppliers accounted for approximately 64.3% of total purchases for the year, and purchases from the largest supplier included therein amounted to approximately 23.7%.

At no time during the year have the directors of the Company, their associates or those shareholders which, to the knowledge of the directors of the Company, owned more than 5% of the Company's share capital, had any interest in any of the five largest customers and suppliers.

Property, plant and equipment

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 11 to the financial statements.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 21 to the financial statements.

Board of directors

The directors of the Company during the year and up to the date of this report were:

Executive Directors:

Richard John Siemens *(Chairman)*
Lim Shyang Guey

Non-executive Director:

William Bruce Hicks

Independent Non-executive Directors:

Shane Frederick Weir
John William Crawford J.P.
Gerald Clive Dobby

Biographical details of directors of the Company are set out on page 8 under the section titled "Board of Directors and Senior Management".

The Company has received from each of the independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Company considers such directors to be independent.

In accordance with bye-laws 86 and 87 of the Company's Bye-laws, Mr. Richard John Siemens and Mr. William Bruce Hicks shall retire by rotation at the forthcoming annual general meeting and are eligible for re-election.

Directors' interests in securities

As at 31 December 2008, the interests of the directors and the chief executive of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, the "SFO") as recorded in the register required to be kept under section 352 of the SFO, or as otherwise notified to the Company or The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules are set out below.

Name of director	Capacity	Number of Shares* held	Approximate percentage of shareholding
Richard John Siemens	Held by controlled corporations	116,400,200 *(Note 1)*	22.3%
William Bruce Hicks	Personal	3,949,914	0.8%
	Held by a controlled corporation	67,962,428 *(Note 2)*	13.0%
Lim Shyang Guey	Personal	2,600,000	0.5%
Shane Frederick Weir	Personal	210,000	0.0%

* *"Shares" means ordinary shares of HK$0.01 each in the share capital of the Company.*

Notes:

1. 16,400,000 Shares are beneficially owned by Siemens Enterprises Limited and 100,000,200 Shares are beneficially owned by Goldstone Trading Limited, both companies controlled by Mr. Richard John Siemens.

2. 67,962,428 Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.

All interests disclosed above represent long positions in the shares of the Company and there were no underlying shares held by the directors as at 31 December 2008.

Save as disclosed above, as at 31 December 2008, none of the directors or the chief executive of the Company (including their spouses and children under the age of 18) had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Arrangement to enable directors to acquire shares or debentures

Apart from the share option schemes that are adopted or may be adopted by the Company or any of its subsidiaries and referred to in the paragraph below entitled "Share option schemes", at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable any director or the chief executive of the Company to acquire benefits, by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, the chief executive of the Company nor any of their spouses or children under the age of 18 had any interests in, or had been granted, any rights to subscribe for shares in or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), or had exercised any such rights during the year.

Directors' service contracts

The service contracts with all non-executive directors, including the independent non-executive directors, will expire on 31 December 2011 or, in the case of Mr. Gerald Clive Dobby, on 31 December 2009 and thereafter all will be renewable for fixed terms of three years provided that either party may terminate the appointment by giving to the other party not less than one month's notice in writing.

As at 31 December 2008, none of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

Directors' interests in contracts of significance

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial shareholders

As at 31 December 2008, the interests and short positions of the persons, other than the directors or the chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company, are set out below.

Name of shareholder	Number of Shares* held	Approximate percentage of shareholding
Goldstone Trading Limited	100,000,200**	19.1%
Future (Holdings) Limited	74,676,461	14.3%
Great Wall Holdings Limited	67,962,428**	13.0%
Cannizaro Asia Master Fund Limited	34,600,000	6.6%

* *"Shares" means ordinary shares of HK$0.01 each in the share capital of the Company.*

** *These interests represent the same interests as the corporate interests of Mr. Richard John Siemens (being held through Goldstone Trading Limited) and Mr. William Bruce Hicks (being held through Great Wall Holdings Limited) as disclosed in the notes under the heading of "Directors' interests in securities" above.*

All interests disclosed above represent long positions in the shares of the Company.

Save as disclosed above, as at 31 December 2008, the Company was not notified of any persons, other than the directors and the chief executive of the Company, having any interest or short position in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company.

Share capital

Details of movements in the Company's share capital during the year are set out in note 19 to the financial statements.

Share option schemes

Details of the share option schemes of the Company and rules and procedures for share option schemes of subsidiaries of the Company are set out in note 20 to the financial statements.

Particulars of principal subsidiaries

Particulars regarding the principal subsidiaries of the Company are set out in note 13 to the financial statements.

Liquidity

As at 31 December 2008, the Group managed to maintain stable liquidity with cash and cash equivalents of approximately HK$179.3 million (2007: HK$183.8 million).

Bank borrowings

Details of bank borrowings as at 31 December 2008 are set out in note 17 to the financial statements.

Retirement benefit schemes

Details of the retirement benefit schemes operated by the Group are set out in note 2 to the financial statements.

Remuneration policies and employee relations

As at 31 December 2008, the Group had 160 (2007: 176) employees in the United States, China, Hong Kong and Singapore. The Group's total staff costs amounted to HK$77.0 million (2007: HK$79.8 million). Pursuant to the share option schemes adopted by the Company, share options may be granted to, among others, eligible employees of the Group to subscribe for shares in the Company under the terms and conditions stipulated therein. Altogether, 132,500 share options remained outstanding as at 31 December 2008. The Group maintains good relationships with its employees and none of the Group's employees is represented by a labour union.

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

Purchase, sale or redemption of the Company's listed securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Report of Directors (continued)

Pre-emptive rights

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda although there are no restrictions against such rights under such laws.

Public float

Based on information that is publicly available to the Company and to the best knowledge and belief of the directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued share capital as required under the Listing Rules.

Auditor

The financial statements of the Company for the year ended 31 December 2008 have been audited by Mazars CPA Limited, *Certified Public Accountants*.

Mazars CPA Limited were first appointed as auditor of the Company in 2007 upon the resignation of Messrs. Moores Rowland Mazars. A resolution will be submitted to the annual general meeting to re-appoint Mazars CPA Limited as auditor of the Company.

Environmental awareness

Over the years, the Group has made considerable endeavours in reducing waste in the course of its operations, but in general, such efforts were, until 2008, conducted in a less organised manner. During the year, the Company participated in the "Wastewi$e Label" of the Hong Kong Awards for Environmental Excellence, which is a recognition scheme established by, among others, the Environmental Protection Department and Environmental Campaign Committee to encourage Hong Kong businesses and organisations in adopting structured measures to reduce the amount of waste generated within their establishments or generated through the services and products they provide. The Company was awarded with "Class of Excellence" Wastewi$e Label in 2009.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

30 March 2009

Independent Auditor's Report

MAZARS

MAZARS CPA LIMITED
馬賽會計師事務所有限公司
34th Floor, The Lee Gardens,
33 Hysan Avenue, Causeway Bay, Hong Kong
香港銅鑼灣希慎道33號利園廣場34樓
Tel 電話: (852) 2909 5555
Fax 傳真: (852) 2810 0032
Email 電郵: info@mazars.com.hk
Website 網址: www.mazars.com.hk

To the members of

e-Kong Group Limited
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of e-Kong Group Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 23 to 59, which comprise the consolidated and the Company's balance sheets as at 31 December 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda (as amended), and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

Independent Auditor's Report (continued)

MAZARS

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Group and the Company as at 31 December 2008 and of the loss and cash flows of the Group for the year then ended in accordance with HKFRS and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Mazars CPA Limited
Certified Public Accountants

Hong Kong, 30 March 2009

Eunice Y M Kwok
Practising Certificate number: P04604

Consolidated Income Statement

For the year ended 31 December 2008

	Notes	2008 HK$'000	2007 HK$'000
Turnover	3	**786,997**	795,252
Cost of sales		**(604,504)**	(583,405)
Gross profit		**182,493**	211,847
Other revenue and income	4	**2,338**	21,788
		184,831	233,635
Selling and distribution expenses		**(50,515)**	(57,144)
Business promotion and marketing expenses		**(5,075)**	(7,143)
Operating and administrative expenses		**(101,628)**	(99,234)
Other operating expenses		**(25,603)**	(21,549)
Profit from operations		**2,010**	48,565
Finance costs	5	**(667)**	(1,951)
Impairment losses on intangible assets	12	**(30,803)**	–
(Loss) / Profit before taxation	5	**(29,460)**	46,614
Taxation	7	**(14,273)**	(2,394)
(Loss) / Profit for the year	8 & 21	**(43,733)**	44,220
(Loss) / Profit for the year attributable to:			
Equity holders of the Company		**(43,458)**	44,303
Minority interests		**(275)**	(83)
(Loss) / Profit for the year		**(43,733)**	44,220
EBITDA	9	**23,236**	65,673
		HK cents	*HK cents*
(Loss) / Earnings per share	10		
Basic		**(8.3)**	8.6
Diluted		**N / A**	N / A

Consolidated Balance Sheet

As at 31 December 2008

	Notes	2008 HK$'000	2007 HK$'000
Non-current assets			
Property, plant and equipment	11	**21,734**	18,799
Intangible assets	12	**–**	41,504
Deferred tax assets	27	**3,690**	13,634
		25,424	73,937
Current assets			
Trade and other receivables	14	**102,096**	91,589
Pledged bank deposits	15	**2,155**	2,137
Cash and bank balances		**177,173**	181,662
		281,424	275,388
Current liabilities			
Trade and other payables	16	**117,238**	104,935
Current portion of bank borrowings	17	**4,250**	10,430
Current portion of obligations under finance leases	18	**129**	206
Taxation payable		**3,848**	4,288
		125,465	119,859
Net current assets		**155,959**	155,529
Total assets less current liabilities		**181,383**	229,466
Non-current liabilities			
Bank borrowings	17	**–**	4,250
Obligations under finance leases	18	**595**	213
Deferred tax liabilities	27	**367**	513
NET ASSETS		**180,421**	224,490
Capital and reserves			
Share capital	19	**5,229**	5,229
Reserves	21	**174,462**	218,256
Equity attributable to equity holders of the Company		**179,691**	223,485
Minority interests	21	**730**	1,005
TOTAL EQUITY		**180,421**	224,490

Approved and authorised for issue by the Board of Directors on 30 March 2009

Richard John Siemens
Director

Lim Shyang Guey
Director

Balance Sheet

As at 31 December 2008

	Notes	2008 HK$'000	2007 HK$'000
Non-current assets			
Property, plant and equipment	11	**2,884**	3,737
Interests in subsidiaries	13	**101,594**	101,146
		104,478	104,883
Current assets			
Trade and other receivables	14	**1,976**	1,380
Pledged bank deposits	15	**914**	910
Cash and bank balances		**89,420**	88,497
		92,310	90,787
Current liabilities			
Trade and other payables	16	**15,673**	18,126
Net current assets		**76,637**	72,661
NET ASSETS		**181,115**	177,544
Capital and reserves			
Share capital	19	**5,229**	5,229
Reserves	21	**175,886**	172,315
TOTAL EQUITY		**181,115**	177,544

Approved and authorised for issue by the Board of Directors on 30 March 2009

Richard John Siemens
Director

Lim Shyang Guey
Director

Consolidated Statement of Changes in Equity

For the year ended 31 December 2008

	Attributable to equity holders of the Company								
	Share capital *HK$'000*	Share premium *HK$'000*	Exchange reserve *HK$'000*	Capital redemption reserve *HK$'000*	Contributed surplus *HK$'000*	Accumulated profits *HK$'000*	Total *HK$'000*	Minority interests *HK$'000*	Total equity *HK$'000*
As at 1 January 2007	4,709	23,461	(598)	6	83,489	21,050	132,117	–	132,117
New shares issued	520	46,280	–	–	–	–	46,800	–	46,800
Shares issue expenses	–	(1,400)	–	–	–	–	(1,400)	–	(1,400)
Exchange differences on translation of foreign subsidiaries	–	–	1,665	–	–	–	1,665	–	1,665
Deemed partial disposal of a subsidiary	–	–	–	–	–	–	–	1,088	1,088
Profit / (loss) for the year	–	–	–	–	–	44,303	44,303	(83)	44,220
As at 31 December 2007	5,229	68,341	1,067	6	83,489	65,353	223,485	1,005	224,490
Exchange differences on translation of foreign subsidiaries	–	–	(336)	–	–	–	(336)	–	(336)
Loss for the year	–	–	–	–	–	(43,458)	(43,458)	(275)	(43,733)
As at 31 December 2008	**5,229**	**68,341**	**731**	**6**	**83,489**	**21,895**	**179,691**	**730**	**180,421**

Consolidated Cash Flow Statement

For the year ended 31 December 2008

	Note	2008 HK$'000	2007 HK$'000
OPERATING ACTIVITIES			
Cash generated from operations	22	**22,547**	45,948
Income taxes paid		**(4,832)**	(4,350)
Interest received		**1,879**	4,206
Interest on bank loan paid		**(634)**	(1,931)
Interest on obligations under finance leases		**(33)**	(20)
Net cash generated from operating activities		**18,927**	43,853
INVESTING ACTIVITIES			
Payments for intangible assets		**–**	(460)
Purchases of property, plant and equipment		**(12,927)**	(9,095)
Proceeds from disposals of property, plant and equipment		**405**	9
Proceeds from deemed partial disposal of a subsidiary		**–**	18,490
Net cash (used in) / generated from investing activities		**(12,522)**	8,944
FINANCING ACTIVITIES			
Repayment of bank loan		**(10,430)**	(17,085)
Repayment of obligations under finance leases		**(460)**	(198)
Issue of shares		**–**	45,400
Net cash (used in) / generated from financing activities		**(10,890)**	28,117
Net (decrease) / increase in cash and cash equivalents		**(4,485)**	80,914
Cash and cash equivalents as at 1 January		**183,799**	101,909
Exchange gain on cash and cash equivalents		**14**	976
Cash and cash equivalents as at 31 December		**179,328**	183,799
Analysis of the balances of cash and cash equivalents			
Pledged bank deposits		**2,155**	2,137
Cash and bank balances		**177,173**	181,662
		179,328	183,799

Notes to the Financial Statements

For the year ended 31 December 2008

1. CORPORATE INFORMATION

The Company is incorporated in Bermuda as an exempted company with limited liability and its ordinary shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Company's principal place of business is located at 3705 Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong. The principal activity of the Company is investment holding. Details of the principal subsidiaries of the Company are disclosed in note 13 to the financial statements.

2. PRINCIPAL ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), which collective term includes all applicable individual HKFRS, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong, the disclosure requirements of the Hong Kong Companies Ordinance and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These financial statements have been prepared on a basis consistent with the accounting policies adopted in the 2007 financial statements. The adoption of the new and revised HKFRS that are effective from the current year have had no significant effects on the Group's results and financial position of the Group and the Company for the current and prior years. A summary of the principal accounting policies adopted by the Group is set out below.

Basis of measurement

The measurement basis used in the preparation of the financial statements is historical cost.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries as at 31 December each year. The financial statements of the subsidiaries are prepared for the same reporting year as the Company using consistent accounting policies.

All inter-company balances, transactions, income and expenses and profits and losses resulting from inter-company transactions are eliminated in full. The results of subsidiaries are consolidated from the date on which the Group obtains control and continue to be consolidated until the date that such control ceased.

Minority interests represent the portion of profit or loss and net assets not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the equity holders of the parent. Losses applicable to minorities in excess of the minority interests in a subsidiary's equity are allocated against the interests of the Group except to the extent that the minority have a binding obligation and are able to make an additional investment to cover the losses.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests resulting in gains or losses to the Group are recorded in the income statement.

Subsidiaries

A subsidiary is an entity (including special purpose entities) in which the Group has the power to govern the financial and operating policies so as to obtain benefits from its activities.

In the Company's balance sheet, investments in subsidiaries are stated at cost less impairment losses. The carrying amounts of the investments are reduced to their respective recoverable amounts on an individual investment basis. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Repairs and maintenance are charged to the income statement during the year in which they are incurred.

Depreciation is provided to write off the cost, net of accumulated impairment losses, of property, plant and equipment over their estimated useful lives as set out below from the date on which they are available for use and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Leasehold improvements	Over the remaining lease terms
Machinery and equipment	20% – 33%
Office equipment, furniture and fittings	20% – 33%
Motor vehicles	20%

Assets held under finance leases are depreciated over the shorter of their expected useful lives or the terms of the leases.

Intangible assets

Intangible assets acquired separately

Intangible assets acquired separately and with finite useful lives are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is charged on a straight-line basis over the estimated useful lives which is 5 years in the case of the existing intangible assets. The estimated useful life and amortisation method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Research and development costs

Research costs are expensed as incurred. Costs incurred on development activities, which involve the application of research findings to a plan or design for the production of new or substantially improved products and processes, are capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete the development. The capitalised expenditure includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised as an expense in the period in which it is incurred. When the asset is available for use, the capitalised development costs are amortised and subject to impairment review on the same basis as intangible assets acquired separately.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is expensed in the income statement when incurred.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instruments and on a trade date basis. Financial assets and financial liabilities are measured as set out below.

Loans and receivables

Loans and receivables including trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are not held for trading. They are measured at amortised cost using the effective interest method, except where receivables are interest-free loans and without any fixed repayment term or the effect of discounting would be insignificant. In such case, the receivables are stated at cost less any impairment loss. Amortised cost is calculated by taking into account any discounts or premiums on acquisition, over the year to maturity. Gains and losses arising from derecognition, impairment or through the amortisation process are recognised in the income statement.

Impairment of financial assets

At each balance sheet date, the Group assesses whether there is objective evidence that financial assets are impaired. The impairment loss of financial assets carried at amortised cost is measured as the difference between the assets' carrying amount and the present value of estimated future cash flow discounted at the financial asset's original effective interest rate. Such impairment loss is reversed in subsequent periods through the income statement when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Financial liabilities

The Group's financial liabilities include trade and other payables, bank loans and other borrowings and obligations under finance leases. All financial liabilities are recognised initially at their fair value and subsequently measured at amortised cost, using the effective interest method, unless the effect of discounting would be insignificant, in which case they are stated at cost.

Derecognition of financial assets and liabilities

A financial asset is derecognised when the Group's contractual rights to future cash flows from the financial asset expires or when the Group transfers the financial assets and the Group has transferred all the risks and rewards of ownership of the financial assets. A financial liability is derecognised when the liability is extinguished, that is, when the obligation specified in the relevant contract is discharged, cancelled or expires.

Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, net of bank overdrafts.

Impairment of non-financial assets

At each balance sheet date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets with finite useful lives and investment in subsidiaries to determine whether there are any indications that such assets have suffered impairment losses or that impairment losses previously recognised no longer exist or may be reduced. If the recoverable amount of an asset is estimated to be less than its carrying amount, the latter is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Impairment of non-financial assets *(continued)*

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

Income in respect of telecommunication services provided to customers is recognised when the services are rendered.

Interest income is accrued on a time proportion basis on the principal outstanding and at the effective interest rate applicable.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the terms of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are recognised as an expense on the straight-line basis over the terms of the relevant leases.

Lease incentives are recognised in the income statement as an integral part of the net consideration agreed for the use of the leased asset.

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). The consolidated financial statements are presented in Hong Kong dollars which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

On consolidation, the balance sheets of entities denominated in currencies other than Hong Kong dollars, being the presentation currency, are translated at the approximate rates of exchange ruling at the balance sheet date while the income statements are translated at average rates for the year. All exchange differences arising from the translation of an entity are recognised as a separate component of equity.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Taxation

The charge for current income tax is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, any deferred tax arising from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting profit nor taxable profit or loss, is not recognised.

The deferred tax liabilities and assets are measured at the tax rates that are expected to apply to the period when the asset is recovered or the liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognised to the extent it is probable that future taxable profits will be available against which the deductible temporary differences, tax losses and credits can be utilised.

Retirement benefit schemes

Since December 2000, the Group, other than overseas subsidiaries, has operated Mandatory Provident Fund ("MPF") schemes to provide retirement benefits for its full time permanent employees in Hong Kong. The obligations for contributions to retirement benefit schemes are recognised as expenses in the income statement as incurred. The assets of the schemes are held separately from those of the Group with independent trustees.

Under the MPF schemes, both the Group and each eligible employee are required to contribute 5% of the employee's basic monthly income, up to a maximum of HK$1,000 (as mandatory contributions) and they may choose to make additional or voluntary contributions. The Group makes the same additional contribution if an employee chooses to make a voluntary contribution of up to a maximum limit of HK$1,000.

Under the MPF schemes, employees are entitled to the Group's mandatory contributions in accordance with the provisions in the Hong Kong Mandatory Provident Fund Schemes Ordinance, and are entitled to 100% of the Group's voluntary contributions after completion of the first year of service.

Overseas subsidiaries also operate pension schemes or similar arrangements for their employees in accordance with the statutory requirements prescribed by the relevant legal authorities.

As at balance sheet date, the Group had no significant forfeited voluntary contributions which arose as a result of employees leaving the MPF schemes and which are available to reduce the contributions payable by the Group in future years.

Share based payments

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at the grant date, taking into account the terms and conditions upon which the options were granted. Where employees have to meet vesting conditions before becoming unconditionally entitled to share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged / credited to the income statement for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the equity. On the vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest with a corresponding adjustment to the equity account.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Related parties

A party is related to the Group if (a) directly, or indirectly through one or more intermediaries, the party controls, is controlled by or is under common control with the Group; or has an interest in the Group that gives it significant influence over the Group; or has joint control over the Group; (b) the party is an associate of the Group; (c) the party is a joint venture in which the Group is an investor; (d) the party is a member of the key management personnel of the Group; (e) the party is a close member of the family of any individual referred to in (a) or (d); (f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or (g) the party is a post-employment benefit plan for the benefit of employees of the Group or of any entity that is a related party of the Group.

Critical accounting estimates and judgements

Allowance for bad and doubtful debts

The provisioning policy for bad and doubtful debts of the Group is based on the evaluation of collectability and ageing analysis of the trade receivables and on management judgements. A considerable amount of judgement is required in assessing the ultimate realisation of receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance will be required.

Recognition of deferred tax assets

Deferred tax assets are recognised principally for unused tax losses carried forward to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised, based on all available evidence. Recognition primarily involves judgement regarding the future performance of the particular legal subsidiary in which the deferred tax asset has been recognised. A variety of other factors are also evaluated in considering whether there is convincing evidence that it is probable that some portion or all of the deferred tax assets will ultimately be realised, such as the existence of taxable temporary differences, tax planning strategies and the periods in which estimated tax losses can be utilised. The carrying amount of deferred tax assets and related financial models and budgets are reviewed at each balance sheet date and, to the extent that there is sufficient evidence that taxable profits will be available within the utilisation periods to allow utilisation of the carry-forward tax losses, the asset balance will be increased and such increase will be charged to the income statement.

Future changes in HKFRS

At the date of approval of these financial statements, the Group has not early adopted the new and revised HKFRS issued by HKICPA that are not yet effective for the current year. The directors do not anticipate that the adoption of these new and revised HKFRS in future periods will have a material impact on the results of the Group.

Notes to the Financial Statements (continued)

For the year ended 31 December 2008

3. TURNOVER

Turnover, recognised by category, is analysed as follows:

	Group	
	2008	2007
	HK$'000	*HK$'000*
Telecommunication services income	**786,462**	793,261
Other	**535**	1,991
	786,997	795,252

4. OTHER REVENUE AND INCOME

	Group	
	2008	2007
	HK$'000	*HK$'000*
Interest income on bank deposits	**1,879**	4,206
Gain on deemed partial disposal of subsidiary *(Note)*	**–**	17,402
Other	**459**	180
	2,338	21,788

Note: The gain on the deemed partial disposal of a subsidiary arose from the subscription by an institutional investor for 5% of the share capital of the subsidiary.

5. (LOSS) / PROFIT BEFORE TAXATION

(Loss) / Profit before taxation is stated after charging / (crediting) the following:

	Group	
	2008	2007
	HK$'000	*HK$'000*
(a) Finance costs		
Interest on bank loan and other borrowings wholly repayable within five years	**634**	1,931
Finance charges on obligations under finance leases	**33**	20
	667	1,951
(b) Other items		
Employee salaries and other benefits (including directors' emoluments)	**74,525**	77,401
Retirement benefit scheme contributions	**2,426**	2,381
Total staff costs	**76,951**	79,782
Auditors' remuneration	**1,358**	1,332
Cost of services provided	**604,504**	583,405
Depreciation of property, plant and equipment	**10,525**	6,493
Amortisation of intangible assets included in other operating expenses	**10,701**	10,615
Bad debts written off	**–**	14
Allowance for doubtful debts	**2,331**	1,978
(Gain) / Loss on disposal of property, plant and equipment	**(135)**	971
Operating lease charges on premises	**8,081**	6,819
Realised losses on quoted investments	**883**	–
Exchange losses, net	**20**	244

6. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

The aggregate amounts of remuneration received and receivable by Company's directors are as follows:

	2008			
	Director fees	**Salaries, gratuities and other emoluments**	**Retirement benefit scheme contributions**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors				
Richard John Siemens	–	1,800	24	1,824
Lim Shyang Guey	–	2,145	24	2,169
Non-executive director				
William Bruce Hicks	150	–	–	150
Independent non-executive directors				
Shane Frederick Weir	150	–	–	150
John William Crawford J.P.	150	100	–	250
Gerald Clive Dobby	150	–	–	150
	600	**4,045**	**48**	**4,693**

	2007			
	Director fees	Salaries, gratuities and other emoluments	Retirement benefit scheme contributions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors				
Richard John Siemens	–	1,500	24	1,524
Kuldeep Saran	–	1,849	12	1,861
Lim Shyang Guey	–	2,240	24	2,264
Non-executive director				
William Bruce Hicks	38	–	–	38
Independent non-executive directors				
Shane Frederick Weir	150	–	–	150
John William Crawford J.P.	150	100	–	250
Gerald Clive Dobby	150	–	–	150
	488	5,689	60	6,237

6. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION *(continued)*

Individuals with highest emoluments

Of the five *(2007: five)* individuals with the highest emoluments, two *(2007: two)* are directors whose emoluments are disclosed above. The aggregate of the emoluments in respect of the other three *(2007: three)* individuals are as follows:

	2008 *HK$'000*	2007 *HK$'000*
Salaries, gratuities and other emoluments	**6,005**	6,639
Retirement benefit scheme contributions	**27**	39
	6,032	6,678

The emoluments of the three *(2007: three)* individuals with the highest emoluments are within the following bands:

	2008 *Number of individuals*	2007 *Number of individuals*
HK$1,500,001 to HK$2,000,000	**2**	–
HK$2,000,001 to HK$2,500,000	**1**	2
HK$2,500,001 to HK$3,000,000	**–**	1
	3	3

The executive directors of the Company, together with the above-mentioned three *(2007: three)* highest paid individuals, are regarded as the key management personnel of the Group for disclosure purposes.

7. TAXATION

Hong Kong Profits Tax has not been provided as the Group's assessable profit for the year was wholly absorbed by unrelieved tax losses brought forward from previous years.

Overseas taxation represents income tax of certain subsidiaries, calculated at the tax rates prevailing in the countries in which the subsidiaries operate.

	Group	
	2008 *HK$'000*	2007 *HK$'000*
Current tax		
Overseas income taxes	**(4,475)**	(4,642)
Deferred tax		
Depreciation allowances	**(89)**	(623)
Tax losses	**(9,709)**	2,871
	(9,798)	2,248
	(14,273)	(2,394)

Further details of the Group's deferred taxation status are set out in note 27.

7. TAXATION *(continued)*

Reconciliation of effective tax rate

	Group	
	2008	2007
	%	%
Applicable tax rate	**(33)**	26
Non-deductible expenses	**5**	1
Tax exempt revenue	**(3)**	(5)
Unrecognised tax losses arising in current year	**7**	5
Reversal of previously recognised tax losses	**29**	–
Utilisation of previously unrecognised tax losses	**–**	(21)
Recognition of previously unrecognised tax losses	**–**	(7)
Unrecognised deferred tax assets	**36**	4
Other	**7**	2
Effective tax rate for the year	**48**	5

The applicable tax rate is the average of the tax rates prevailing in the territories in which the Group operates.

8. PROFIT FOR THE YEAR

The profit for the year includes a profit of HK$3,571,000 *(2007: HK$20,479,000)* which has been dealt with in the financial statements of the Company.

9. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation and impairment losses on intangible assets.

10. (LOSS) / EARNINGS PER SHARE

The calculation of basic loss per share for the year ended 31 December 2008 is based on the consolidated loss attributable to equity holders of the Company of HK$43,458,000 *(2007: Profit of HK$44,303,000)* and on the weighted average number of 522,894,200 *(2007: 514,773,652)* shares in issue during the year.

Diluted (loss) / earnings per share for the years ended 31 December 2008 and 2007 have not been presented as the exercise prices of the share options were higher than the average market price of the shares.

11. PROPERTY, PLANT AND EQUIPMENT

	Group				
	Leasehold improvements *HK$'000*	**Machinery and equipment** *HK$'000*	**Office equipment, furniture and fittings** *HK$'000*	**Motor vehicles** *HK$'000*	**Total** *HK$'000*
As at 1 January 2007	1,331	7,672	5,874	2,240	17,117
Additions	125	5,698	3,272	–	9,095
Disposals	–	(8,882)	(1,906)	(1,400)	(12,188)
Write-back of accumulated depreciation on disposals	–	8,882	1,906	420	11,208
Depreciation	(701)	(3,303)	(2,069)	(420)	(6,493)
Exchange adjustments	–	–	60	–	60
As at 31 December 2007	755	10,067	7,137	840	18,799
As at 1 January 2008	755	10,067	7,137	840	18,799
Additions	–	12,359	1,333	–	13,692
Disposals	–	–	(2,032)	–	(2,032)
Write-back of accumulated depreciation on disposals	–	–	1,762	–	1,762
Depreciation	(564)	(7,459)	(2,222)	(280)	(10,525)
Exchange adjustments	–	–	38	–	38
As at 31 December 2008	**191**	**14,967**	**6,016**	**560**	**21,734**
Representing:					
Cost	2,216	47,439	26,229	1,400	77,284
Accumulated depreciation	(1,461)	(37,372)	(19,092)	(560)	(58,485)
As at 1 January 2008	755	10,067	7,137	840	18,799
Cost	2,216	59,798	25,543	1,400	88,957
Accumulated depreciation	(2,025)	(44,831)	(19,527)	(840)	(67,223)
As at 31 December 2008	**191**	**14,967**	**6,016**	**560**	**21,734**

The carrying amount of the Group's property, plant and equipment as at 31 December 2008 includes an amount of HK$700,000 *(2007: HK$397,000)* in respect of assets held under finance leases.

11. PROPERTY, PLANT AND EQUIPMENT *(continued)*

	Company			
	Leasehold improvements *HK$'000*	**Office equipment, furniture and fittings** *HK$'000*	**Motor vehicles** *HK$'000*	**Total** *HK$'000*
As at 1 January 2007	1,038	2,109	2,240	5,387
Additions	–	533	–	533
Disposals	–	–	(1,400)	(1,400)
Write-back of accumulated depreciation on disposals	–	–	420	420
Depreciation	(593)	(190)	(420)	(1,203)
As at 31 December 2007	445	2,452	840	3,737
As at 1 January 2008	445	2,452	840	3,737
Additions	–	51	–	51
Disposals	–	(52)	–	(52)
Write-back of accumulated depreciation on disposals	–	52	–	52
Depreciation	(445)	(179)	(280)	(904)
As at 31 December 2008	**–**	**2,324**	**560**	**2,884**
Representing:				
Cost	1,631	3,240	1,400	6,271
Accumulated depreciation	(1,186)	(788)	(560)	(2,534)
As at 1 January 2008	445	2,452	840	3,737
Cost	1,631	3,239	1,400	6,270
Accumulated depreciation	(1,631)	(915)	(840)	(3,386)
As at 31 December 2008	**–**	**2,324**	**560**	**2,884**

12. INTANGIBLE ASSETS

	Group		
	Development costs	**Customer contracts**	**Total**
	HK$'000	*HK$'000*	*HK$'000*
As at 1 January 2007	3,137	48,522	51,659
Additions	460	–	460
Amortisation	–	(10,615)	(10,615)
As at 31 December 2007	3,597	37,907	41,504
As at 1 January 2008	3,597	37,907	41,504
Amortisation	–	(10,701)	(10,701)
Impairment losses	(3,597)	(27,206)	(30,803)
As at 31 December 2008	–	–	–
Representing:			
Costs	3,597	52,933	56,530
Accumulated amortisation	–	(15,026)	(15,026)
As at 31 December 2007	3,597	37,907	41,504
Costs	3,597	52,933	56,530
Accumulated amortisation and impairment losses	(3,597)	(52,933)	(56,530)
As at 31 December 2008	–	–	–

The impairment losses on intangible assets during the year related to development costs and customer contracts in respect of the telecommunication business.

As a result of the significant economic downturn in the fourth quarter of 2008, management considered that impairment losses on the intangible assets had occurred and that full impairment should be recognised during the year.

13. INTERESTS IN SUBSIDIARIES

	Company	
	2008	2007
	HK$'000	*HK$'000*
Unlisted shares, at cost	–	–
Due from subsidiaries	**601,516**	601,068
Less: Provisions	**(499,922)**	(499,922)
	101,594	101,146

The amounts due from subsidiaries are unsecured, interest-free and have no fixed term of repayment, except for an amount of HK$57,948,000 *(2007: HK$57,948,000)* which bears interest at 5.5% per annum, is unsecured and repayable on 23 April 2010. The carrying values of the amounts due approximate their fair values.

Notes to the Financial Statements (continued)

For the year ended 31 December 2008

13. INTERESTS IN SUBSIDIARIES *(continued)*

Details of the principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	Place of incorporation / operation	Particulars of issued share capital	Effective ownership interest held by the Company		Principal activities
			Directly	*Indirectly*	
ZONE USA, Inc. (i)	United States of America	US$10	–	100%	Investment holding
ZONE Telecom Pte Ltd	Singapore	S$100,000	–	100%	Provision of telecommunication services
ZONE Telecom, Inc. (i)	United States of America	US$10	–	100%	Provision of telecommunication services
ZONE Resources Limited	British Virgin Islands	US$10,000	–	95%	Provision of IP-based communication services
ZONE Limited	Hong Kong	HK$2	–	100%	Provision of telecommunication services
ZONE Global Limited	British Virgin Islands	US$1	–	100%	Investment holding
ZONE Channel Services Limited	Hong Kong	HK$2	–	100%	Provision of marketing and promotion services
Willow Consultants Limited (formerly known as e-Kong Pillars Limited)	British Virgin Islands	US$1	–	100%	Investment holding
speedinsure.com Limited	Hong Kong	HK$10,000	–	70.3%	Provision of sales and fulfilment solutions
speedinsure Global Limited	British Virgin Islands	US$10,102	–	70.3%	Investment holding
e-Kong Pillars Holdings Limited	British Virgin Islands	US$1	100%	–	Investment holding
Cyber Insurance Brokers Limited	Hong Kong	HK$5,000,000	–	70.3%	Insurance brokerage
China Portal Limited	British Virgin Islands	US$1	–	100%	Provision of consultancy services
深圳盈港科技有限公司 (i) & (ii)	The People's Republic of China	RMB1,000,000 Registered capital	–	100%	Provision of technical consultancy services

(i) Companies not audited by Mazars.
(ii) A wholly foreign-owned enterprise established in the People's Republic of China.

The above summary includes those subsidiaries which, in the opinion of the Company's directors, principally affected the results or formed a substantial portion of the net assets of the Group. The classes of shares held are ordinary shares unless otherwise stated. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

14. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2008	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade receivables	**96,654**	87,367	**–**	–
Allowance for doubtful debts	**(5,198)**	(4,570)	**–**	–
	91,456	82,797	**–**	–
Other receivables				
Deposits, prepayments and other debtors	**10,640**	8,792	**1,976**	1,380
	102,096	91,589	**1,976**	1,380

The Group's credit terms on sales mainly range from 30 to 90 days. Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following ageing analysis by invoice date:

	Group	
	2008	2007
	HK$'000	*HK$'000*
Less than 1 month	**77,828**	74,197
1 to 3 months	**12,814**	8,377
More than 3 months but less than 12 months	**814**	223
	91,456	82,797

The Group's credit policy is set out in note 24.

14. TRADE AND OTHER RECEIVABLES *(continued)*

The movements in allowance for doubtful debts are as follows:

	Group		Company	
	2008	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
As at 1 January	**4,570**	4,508	**–**	–
Increase in allowance	**2,331**	1,978	**–**	–
Amounts written off as uncollectible	**(1,699)**	(1,916)	**–**	–
Exchange differences	**(4)**	–	**–**	–
As at 31 December	**5,198**	4,570	**–**	–

The ageing analysis of trade debtors that are neither individually nor collectively considered to be impaired are as follows:

	Group	
	2008	2007
	HK$'000	*HK$'000*
1 to 3 months past due	**14,343**	9,783
More than 3 months but less than 12 months past due	**1,110**	635
Amounts past due	**15,453**	10,418
Neither past due nor impaired	**76,003**	72,379
	91,456	82,797

The Group has not provided for any impairment losses on the above trade debtors as there has not been a significant change in credit quality and the directors believe that the amounts are still considered receivable. The Group does not hold any collateral over the balances.

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there has been no history of default.

15. PLEDGED BANK DEPOSITS

At the balance sheet date, the Group and the Company had pledged bank deposits amounting to HK$2,155,000 *(2007: HK$2,137,000)* and HK$914,000 *(2007: HK$910,000)*, respectively, to banks for guarantees made by them to certain telecommunication carriers for due payments by the Group.

16. TRADE AND OTHER PAYABLES

	Group		Company	
	2008	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade payables	**55,481**	51,203	**–**	–
Other payables				
Accrued charges and other creditors	**61,757**	53,732	**1,143**	1,458
Due to subsidiaries	**–**	–	**14,530**	16,668
	117,238	104,935	**15,673**	18,126

The amounts due to subsidiaries are unsecured, interest-free and have no fixed term of repayment.

Included in trade and other payables are trade creditors with the following ageing analysis by invoice date:

	Group	
	2008	2007
	HK$'000	*HK$'000*
Less than 1 month	**53,128**	40,462
1 to 3 months	**1,254**	10,284
More than 3 months but less than 12 months	**1,099**	457
	55,481	51,203

17. BANK BORROWINGS

The bank loan is repayable as follows:

	Group	
	2008	2007
	HK$'000	*HK$'000*
Within one year	**4,250**	10,430
After one year but within two years	**–**	4,250
	4,250	14,680

17. BANK BORROWINGS *(continued)*

	Group	
	2008	2007
	HK$'000	*HK$'000*
Reported as:		
Current liabilities	**4,250**	10,430
Non-current liabilities	**–**	4,250
	4,250	14,680

The loan requires monthly principal and interest payments of US$118,575 (equivalent to HK$924,885). It also requires a quarterly payment equal to 10% of EBITDA for the previous quarter. The loan bears interest at 7% per annum and is secured by all assets of two subsidiaries in the U.S.A., with an aggregate carrying value of HK$154,615,000 (consisting of property, plant and equipment of HK$14,565,000, trade and other receivables of HK$83,143,000 and cash and bank balances of HK$56,907,000).

18. OBLIGATIONS UNDER FINANCE LEASES

The obligations under finance leases are repayable as follows:

	Group			
	Minimum lease payments		Present value of minimum lease payments	
	2008	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Finance leases due:				
Within one year	**193**	218	**129**	206
After one year but within two years	**193**	217	**142**	213
After two years but within five years	**515**	–	**453**	–
	901	435	**724**	419
Future finance charges	**(177)**	(16)	**–**	–
Present value of lease obligations	**724**	419	**724**	419

	Group	
	2008	2007
	HK$'000	*HK$'000*
Reported as:		
Current liabilities	**129**	206
Non-current liabilities	**595**	213
	724	419

The finance lease payments are repayable in 60 instalments, mature in August 2013 and bear interest at 9.6% per annum. The carrying value of the finance leases approximate their fair values.

19. SHARE CAPITAL

	2008		2007	
	Number of shares	**Amount** ***HK$'000***	*Number of shares*	Amount *HK$'000*
Ordinary shares				
Authorised				
12,000,000,000 ordinary shares of HK$0.01 each	**12,000,000,000**	**120,000**	12,000,000,000	120,000
Issued and fully paid				
As at 1 January	**522,894,200**	**5,229**	470,894,200	4,709
New shares issued	**–**	**–**	52,000,000	520
As at 31 December	**522,894,200**	**5,229**	522,894,200	5,229

20. SHARE OPTIONS

(a) The Company

Pursuant to an employee share option scheme of the Company adopted in a special general meeting held on 25 October 1999, the directors of the Company, at their discretion, could invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. This scheme was subsequently terminated in a special general meeting held on 28 June 2002 but the share options granted that were not yet exercised thereunder remain effective and are bound by the scheme terms.

On 28 June 2002, the Company adopted a new share option scheme to comply with the requirements of Chapter 17 of the Listing Rules. Under the new share option scheme, the directors of the Company may at their discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate and / or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have been granted by the Company under the new share option scheme since adoption.

(b) Subsidiaries

On 28 June 2002, the Company adopted scheme rules and procedures for share option schemes for its subsidiaries (the "Subsidiary Scheme Rules and Procedures"). In accordance with the Subsidiary Scheme Rules and Procedures, the subsidiaries may adopt their own respective share option schemes in line with the terms and conditions of the Subsidiary Scheme Rules and Procedures, pursuant to which the board of directors of each of the relevant subsidiaries may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to the subsidiaries and their subsidiaries, any of their holding companies or any affiliate and / or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have activated their share option scheme powers pursuant to the terms and conditions of the Subsidiary Scheme Rules and Procedures since adoption.

20. SHARE OPTIONS *(continued)*

Summary of principal terms

A summary of the principal terms of the new share option scheme and Subsidiary Scheme Rules and Procedures is as follows:

(i) Purpose

The schemes are designed to enable the board to grant share options to eligible participants as (i) incentives and / or rewards in recognition or acknowledgement of the contributions that eligible participants have made and will make to the Group and (ii) motivation to worthy employees for high levels of performance in order to enhance long-term shareholder value.

(ii) Maximum number of shares

The total number of shares in respect of which share options may be granted (together with share options exercised and then outstanding) under the schemes and to be granted under any other share option schemes of the Company or the relevant subsidiary, shall not in aggregate exceed 10% of the shares in issue as at the date of approval of the schemes unless shareholder approval has been obtained. On 22 May 2008, shareholders of the Company approved a refreshment of the limit within which the total number of shares may be issued upon exercise of all options granted and to be granted under the share option schemes of the Company. As at 30 March 2009, 65,978,681 shares of the Company, representing about 12.6% of its issued share capital, are available for issue under the new share option scheme.

The maximum number of shares issued and which may fall to be issued upon the exercise of the share options granted under the scheme and any other share option schemes (including both exercised and outstanding share options) to each eligible participant shall not exceed 1% of the shares in issue for the time being in any 12 month period up to and including the date of grant.

(iii) Exercise period and payment on acceptance of share options

A share option may be exercised in accordance with the terms of the scheme at any time during a period to be determined and notified by the directors to each grantee, subject to a maximum period of 10 years from the date of grant.

A share option shall be deemed to have been granted and accepted and to have taken effect when the duplicate letter comprising acceptance of the offer of the grant of a share option duly signed by the grantee (for the new share option scheme) or the acceptance of the offer of the grant of a share option duly acknowledged by the grantee in such form as the board may from time to time determine (for the Subsidiary Scheme Rules and Procedures) together with a remittance in favour of the Company of HK$1.00 (or its US$ equivalent) in consideration of the grant thereof is received by the Company on a business day not later than 28 days from the offer date.

20. SHARE OPTIONS *(continued)*

Summary of principal terms *(continued)*

(iv) Basis of determining the subscription price

Company share option scheme

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheets on the date of grant; (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets over the 5 business days immediately preceding the date of grant; and (iii) the nominal value of a share.

Subsidiary scheme rules and procedures

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall not be less than the par value of a share provided that if the share option is intended to qualify as an incentive stock option under the tax laws of the United States, the subscription price thereof shall not be less than the fair market value of a share as detailed therein.

(v) Remaining life of the scheme

The Company scheme is valid and effective, at the discretion of the board of directors, subject to a maximum period of 10 years from the date of its adoption.

During the year, no share options were held by the directors, chief executive or substantial shareholders of the Company, suppliers of goods or services or other participants, other than eligible employees under the old share option scheme.

Details of the share options granted and remaining outstanding at the balance sheet date were as follows:

			Number of share options				
Date of grant	**Exercisable period**	**Exercise price** *HK$*	**As at 1 January 2007**	**Lapsed during 2007**	**As at 31 December 2007**	**Lapsed during 2008**	**As at 31 December 2008**
25.10.1999	25.10.2000 - 24.10.2009	1.40	15,000	–	15,000	–	15,000
16.11.1999	16.11.2000 - 24.10.2009	1.60	7,500	–	7,500	–	7,500
23.12.1999	23.12.2000 - 24.10.2009	2.00	35,000	–	35,000	–	35,000
28.04.2000	28.04.2001 - 24.10.2009	3.30	40,000	(15,000)	25,000	–	25,000
09.08.2000	09.08.2001 - 24.10.2009	2.30	30,000	–	30,000	–	30,000
25.10.2000	25.10.2001 - 24.10.2009	1.20	20,000	–	20,000	–	20,000
Total			147,500	(15,000)	132,500	–	132,500

The options outstanding as at 31 December 2008 had an exercise price of between HK$1.20 and HK$3.30 *(2007: between HK$1.20 and HK$3.30)* and a weighted average remaining contractual life of 0.83 year *(2007: 1.83 years)*.

21. RESERVES

	Attributable to equity holders of the Company							
	Share premium HK$'000	Exchange reserve HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
Group								
As at 1 January 2007	23,461	(598)	6	83,489	21,050	127,408	–	127,408
New shares issued	46,280	–	–	–	–	46,280	–	46,280
Shares issue expenses	(1,400)	–	–	–	–	(1,400)	–	(1,400)
Exchange differences on translation of foreign subsidiaries	–	1,665	–	–	–	1,665	–	1,665
Deemed partial disposal of a subsidiary	–	–	–	–	–	–	1,088	1,088
Profit / (Loss) for the year	–	–	–	–	44,303	44,303	(83)	44,220
As at 31 December 2007	68,341	1,067	6	83,489	65,353	218,256	1,005	219,261
Exchange differences on translation of foreign subsidiaries	–	(336)	–	–	–	(336)	–	(336)
Loss for the year	–	–	–	–	(43,458)	(43,458)	(275)	(43,733)
As at 31 December 2008	**68,341**	**731**	**6**	**83,489**	**21,895**	**174,462**	**730**	**175,192**
Company								
As at 1 January 2007	23,461	–	6	83,489	–	106,956	–	106,956
New shares issued	46,280	–	–	–	–	46,280	–	46,280
Share issue expenses	(1,400)	–	–	–	–	(1,400)	–	(1,400)
Profit for the year	–	–	–	–	20,479	20,479	–	20,479
As at 31 December 2007	68,341	–	6	83,489	20,479	172,315	–	172,315
Profit for the year	–	–	–	–	3,571	3,571	–	3,571
As at 31 December 2008	**68,341**	**–**	**6**	**83,489**	**24,050**	**175,886**	**–**	**175,886**

Contributed surplus represents the amounts transferred from the share premium account as a result of a capital reorganisation undertaken by the Company in November 2002. Under the Companies Act 1981 of Bermuda (as amended), contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

21. RESERVES *(continued)*

Subject to the conditions mentioned in the foregoing paragraph, the Company had the following reserves available for distribution to shareholders at the balance sheet date:

	2008	2007
	HK$'000	*HK$'000*
Contributed surplus	**83,489**	83,489
Accumulated profits	**24,050**	20,479
	107,539	103,968

22. CASH GENERATED FROM OPERATIONS

	Group	
	2008	2007
	HK$'000	*HK$'000*
(Loss) / Profit before taxation	**(29,460)**	46,614
Interest income	**(1,879)**	(4,206)
Interest expenses	**634**	1,931
Interest on obligations under finance leases	**33**	20
Depreciation	**10,525**	6,493
Amortisation of intangible assets	**10,701**	10,615
Impairment losses on intangible assets	**30,803**	–
Gain on deemed partial disposal of a subsidiary	**–**	(17,402)
Exchange differences	**(471)**	622
(Gain) / Loss on disposal of property, plant and equipment	**(135)**	971
Bad debts written off	**–**	14
Allowance for doubtful debts	**2,331**	1,978
Changes in working capital:		
Trade and other receivables	**(12,818)**	(6,549)
Trade and other payables	**12,283**	4,847
Cash generated from operations	**22,547**	45,948

23. MAJOR NON-CASH TRANSACTION

During the year, the Group entered into finance lease arrangement for in respect of office equipment with a total capital value at the inception of the arrangement of HK$765,000 *(2007: Nil)*.

24. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank borrowings, finance leases, cash and short-term deposits. The main purpose of these financial instruments is to raise or maintain financial resources for Group operations. The Group has various other financial instruments such as trade receivables and trade payables which arise directly from its business activities.

Exposure to currency, credit and liquidity risks arise in the normal course of the Group's business. Management of the Group monitors and manages these exposures to ensure appropriate measures are implemented on a timely and effective manner. The key policies on monitoring and controlling these risks are set out below.

Currency risk

Most of transactions are denominated in the functional currency of each of the Group's entities and most of the Group's assets and liabilities, revenues and payments are denominated in Hong Kong dollars and United States dollars in which the Group considers there is no significant exposure to foreign exchange fluctuations as long as the Hong Kong-United States dollar exchange rate remains pegged.

Credit risk

The Group's credit risks are primarily attributable to trade and other receivables. Management of the Group has a credit limit policy in place and exposures to credit risks are monitored on an ongoing basis. In order to minimise credit risk, management of the Group has established credit limits, credit approvals and other monitoring procedures to ensure appropriate actions are taken to recover overdue debts.

Liquidity risk

Individual operating units within the Group are responsible for their own cash management. To minimise liquidity risks, management of the Group regularly reviews the current and expected liquidity requirements of operating units to ensure they maintain sufficient reserves of cash to meet their liquidity requirements in the short and longer terms.

24. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

Liquidity risk *(continued)*

The maturity profile of the Group's financial liabilities at the balance sheet date based on contractual undiscounted payments are summarised below.

	2008				
	On demand	**Less than 3 months**	**3 to 12 months**	**After 1 year but within 5 years**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Interest-bearing borrowings	–	2,829	1,686	708	5,223
Trade and other payables	10,402	105,788	1,048	–	117,238
	10,402	**108,617**	**2,734**	**708**	**122,461**

	2007				
	On demand	Less than 3 months	3 to 12 months	After 1 year but within 5 years	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Interest-bearing borrowings	–	2,835	8,511	4,538	15,884
Trade and other payables	10,001	93,753	1,181	–	104,935
	10,001	96,588	9,692	4,538	120,819

25. CAPITAL MANAGEMENT

The objectives of the Group's capital management are to safeguard the Group's ability to continue as a going concern and to provide returns for shareholders. The Group manages its capital structure to maintain a balance between liquidity, investment and borrowings, and makes adjustments, including payment of dividends to shareholders or issues new shares in the light of changes in the economic environment. No changes were made in the Group's objectives, policies or processes for managing capital during the years ended 31 December 2008 and 2007.

The Group aims at maintaining a net surplus position and monitors capital on the basis of its net debt-to-equity ratio, which is net debt divided by total equity at the balance sheet date was as follows:

	2008	2007
	HK$'000	*HK$'000*
Interest-bearing borrowings	**(4,974)**	(15,099)
Trade and other payables	**(117,238)**	(104,935)
Taxation payable	**(3,848)**	(4,288)
Less: Cash and bank balances	**177,173**	181,662
Net surplus	**51,113**	57,340
Total equity	**180,421**	224,490
Net debt-to-equity ratio	**N / A**	N / A

26. COMMITMENTS

Capital expenditure commitments

	Group	
	2008	2007
	HK$'000	*HK$'000*
Contracted but not provided for (net of deposit paid)	**–**	983

Commitments under operating leases

At the balance sheet date, the total future minimum lease payments in respect of land and buildings under non-cancellable operating leases are payable as follows:

	Group		**Company**	
	2008	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**11,515**	6,062	**4,555**	1,385
In the second to fifth years inclusive	**12,399**	4,228	**7,510**	–
	23,914	10,290	**12,065**	1,385

Operating lease payments mainly represent rentals payable for certain office premises and directors' quarters. Leases are negotiated for and rentals are fixed for an average of 2 to 3 years.

27. DEFERRED TAX

The movements for the year in the Group's net deferred tax position were as follows:

	Group	
	2008	2007
	HK$'000	*HK$'000*
As at 1 January	**13,121**	10,866
Exchange differences	**–**	7
Income statement (charges) / credit	**(9,798)**	2,248
As at 31 December	**3,323**	13,121

Recognised deferred tax assets and liabilities

	Group			
	Assets		Liabilities	
	2008	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Depreciation allowances	**(104)**	131	**(367)**	(513)
Tax losses	**3,794**	13,503	**–**	–
As at 31 December	**3,690**	13,634	**(367)**	(513)

Unrecognised deferred tax assets

	Group	
	2008	2007
	HK$'000	*HK$'000*
Tax losses	**112,318**	118,728
Deductible temporary differences	**21,038**	281
As at 31 December	**133,356**	119,009

The unrecognised tax losses of HK$428,995,000 *(2007: HK$430,064,000)* and deductible temporary differences of HK$63,641,000 *(2007: HK$2,191,000)* have no expiry dates under current tax legislation, except for tax losses of HK$237,338,000 *(2007: HK$263,437,000)* which are related to a subsidiary in the United States. These tax losses have a carryforward period of 20 years from the year they arose and will begin to expire from 2020 onwards.

28. SEGMENTAL INFORMATION

Analyses of the principal geographical areas and business activities of operation of the Group during the year are set out below.

(a) By geographical segments

In presenting information on a geographical basis, revenue, segment assets and capital expenditure are based on the geographical location of customers, or the location of the assets, as appropriate.

Year ended 31 December 2008

	North America *HK$'000*	Asia Pacific *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Turnover				
External sales	692,249	94,748	–	786,997
Inter-segment sales	–	3,019	(3,019)	–
	692,249	97,767	(3,019)	786,997
Results				
Segment results	1,640	20,106	–	21,746
Impairment losses on intangible assets	(27,206)	(3,597)	–	(30,803)
	(25,566)	16,509	–	(9,057)
Finance costs				(667)
Other operating income and expenses				(19,736)
Loss before taxation				(29,460)
Taxation				(14,273)
Loss for the year				(43,733)

Inter-segment sales are charged at prevailing market prices.

	North America *HK$'000*	Asia Pacific *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Other information				
Capital expenditures	11,203	2,489	–	13,692
Depreciation and amortisation	18,284	2,942	–	21,226
Significant non-cash expenses (other than depreciation and amortisation)	2,051	280	–	2,331
Assets				
Segment assets	158,016	149,108	(276)	306,848
Liabilities				
Segment liabilities	109,890	16,813	(276)	126,427

28. SEGMENTAL INFORMATION *(continued)*

(a) By geographical segments *(continued)*

Year ended 31 December 2007

	North America *HK$'000*	Asia Pacific *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Turnover				
External sales	698,915	96,337	–	795,252
Inter-segment sales	–	5,335	(5,335)	–
	698,915	101,672	(5,335)	795,252
Results				
Segment results	27,295	27,657	–	54,952
Finance costs				(1,951)
Other operating income and expenses				(6,387)
Profit before taxation				46,614
Taxation				(2,394)
Profit for the year				44,220

Inter-segment sales are charged at prevailing market prices.

	North America *HK$'000*	Asia Pacific *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Other information				
Capital expenditures	5,700	3,395	–	9,095
Depreciation and amortisation	14,688	2,420	–	17,108
Significant non-cash expenses (other than depreciation and amortisation)	1,782	1,181	–	2,963
Assets				
Segment assets	195,793	155,915	(2,383)	349,325
Liabilities				
Segment liabilities	107,859	19,359	(2,383)	124,835

28. SEGMENTAL INFORMATION *(continued)*

(b) By business segments

Year ended 31 December 2008

	Tele-communication services HK$'000	Other HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover				
External sales	786,462	535	–	786,997
Inter-segment sales	–	40	(40)	–
	786,462	575	(40)	786,997
Results				
Segment results	21,744	2	–	21,746
Impairment losses on intangible assets	(30,803)	–	–	(30,803)
	(9,059)	2	–	(9,057)
Finance costs				(667)
Other operating income and expenses				(19,736)
Loss before taxation				(29,460)
Taxation				(14,273)
Loss for the year				(43,733)

Inter-segment sales are charged at prevailing market prices.

	Tele-communication services HK$'000	Other HK$'000	Eliminations HK$'000	Consolidated HK$'000
Other information				
Assets				
– Business segments	211,316	292	(40)	211,568
– Unallocated assets				95,280
				306,848
Capital expenditures				
– Business segments	13,641	–	–	13,641
– Unallocated assets				51
				13,692

28. SEGMENTAL INFORMATION *(continued)*

(b) By business segments *(continued)*

Year ended 31 December 2007

	Tele-communication services *HK$'000*	Other *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	793,261	1,991	795,252
Results			
Segment results	55,003	(51)	54,952
Finance costs			(1,951)
Other operating income and expenses			(6,387)
Profit before taxation			46,614
Taxation			(2,394)
Profit for the year			44,220
Other information			
Assets			
– Business segments	254,373	413	254,786
– Unallocated assets			94,539
			349,325
Capital expenditures			
– Business segments	8,539	23	8,562
– Unallocated assets			533
			9,095

Summary of Results, Assets and Liabilities of the Group

	Results of the Group for the five years ended 31 December				
	2008	2007	2006	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	**786,997**	795,252	702,810	422,590	402,654
(Loss) / Profit before taxation	**(29,460)**	46,614	44,631	38,532	(132,976)
Taxation (charges) / credit	**(14,273)**	(2,394)	(3,999)	8,544	1,369
(Loss) / Profit for the year	**(43,733)**	44,220	40,632	47,076	(131,607)
	HK cents	*HK cents*	*HK cents*	*HK cents*	*HK cents*
(Loss) / Earnings per share					
Basic	**(8.3)**	8.6	8.6	10.0	(28.0)
Diluted	**N / A**	N / A	N / A	N / A	N / A

	Assets and liabilities of the Group as at 31 December				
	2008	2007	2006	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	**25,424**	73,937	79,642	23,025	12,179
Current assets	**281,424**	275,388	188,539	128,358	92,763
Total assets	**306,848**	349,325	268,181	151,383	104,942
Non-current liabilities	**962**	4,976	22,996	618	809
Current liabilities	**125,465**	119,859	113,068	59,693	60,510
Total liabilities	**126,427**	124,835	136,064	60,311	61,319
Net assets	**180,421**	224,490	132,117	91,072	43,623

Shareholder Information

Annual General Meeting

The 2009 Annual General Meeting will be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Tuesday, 19 May 2009 at 11:00 a.m. A notice of the Annual General Meeting is published on both the websites of Hong Kong Exchanges and Clearing Limited and the Company on 16 April 2009, and a copy thereof is printed on the Circular to the shareholders of the Company (the "Shareholders") dated 16 April 2009 and despatched to the Shareholders and other recipients together with this 2008 Annual Report.

Shareholder Enquiries

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, or lost share certificates, should be sent to the Registrars:

Share Registrar in Bermuda	Butterfield Fulcrum Group (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
Branch Share Registrar in Hong Kong	Tricor Secretaries Limited 26th Floor Tesbury Centre 28 Queen's Road East Wanchai Hong Kong

Any enquiries relating to your holding of the Company's ADRs should be sent to the Depositary, The Bank of New York Mellon at BNY Mellon Shareowner Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, USA.

Investor Relations

Enquiries may be directed to:

Investor Relations Team
e-Kong Group Limited
3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

Telephone:	+852 2801 7188
Facsimile:	+852 2801 7238
Email:	ir@e-kong.net

American Depositary Receipt Programme

In May 2003, the Company launched its Level 1 American Depositary Receipt (ADR) Programme, whereby the Company's shares are now able to be priced and quoted in US Dollars and traded as American securities under the ticker symbol "EKONY" in the United States.

For further information, please contact the Depositary, The Bank of New York Mellon at BNY Mellon Shareowner Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, USA or through its website *www.adrbny.com* or toll-free number 1-888-269-2377.

Corporate Communications

On 15 September 2003, the Company sent a letter to the Shareholders to enable them to select, among others, to receive all future corporate communications of the Company in either the English language or the Chinese language or both languages. This 2008 Annual Report, in either the English language or the Chinese language or both languages, is being delivered to each Shareholder in accordance with his / her selection made or, if no selection has been made by the Shareholder, the arrangement as set forth in the said letter.

Shareholder Information (continued)

Shareholders may also obtain this 2008 Annual Report in the language other than that he / she now receives upon request to the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. For further enquiries, please contact Tricor Secretaries Limited at telephone no. 2980 1766 or facsimile no. 2861 1465.

股東亦可向本公司之股份過戶登記處香港分處卓佳秘書商務有限公司 (地址為香港灣仔皇后大道東28號金鐘匯中心26樓) 索取此二零零八年年報之另一語言文本。如欲查詢更多資料，請聯絡卓佳秘書商務有限公司，電話號碼2980 1766或傳真號碼2861 1465。

This 2008 Annual Report, in both the English and Chinese languages and in accessible format, has been made available on the Company's website and a soft copy thereof has been submitted to Hong Kong Exchanges and Clearing Limited.

Shareholders may at any time choose to receive corporate communications in printed form or electronically.

In order to elect to receive corporate communications of the Company in the English language or the Chinese language or both languages, or to receive electronic communications, or to revoke or amend an instruction previously made, Shareholders may complete, sign and return to the Company or Tricor Secretaries Limited, the Company's Branch Share Registrar in Hong Kong, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong a prescribed instruction slip by mail or by email to *ekong524-ecom@hk.tricorglobal.com*, a copy of which is printed at the end of this 2008 Annual Report and is available on the Company's website (*www.e-kong.com*).

$50 Credit

Join Us in Green Efforts

Shareholders are encouraged to choose to receive corporate communications electronically, which will help reduce paper consumption and save printing and mail costs for the Company. As a token of appreciation of Shareholders' support, Shareholders who complete, sign and return the instruction slip to the Company or its Branch Share Registrar in Hong Kong, Tricor Secretaries Limited, on or before 30 June 2009, opting for receiving corporate communications by electronic means, will each be entitled to HK$50 credit for IDD calls made with ZONE Hong Kong (*www.zone1511.com*). An email confirmation will be sent by ZONE Hong Kong to every entitled Shareholder's email address registered for receipt of the corporate communications through electronic means on or about 31 July 2009.

INSTRUCTION SLIP
ON RECEIVING FUTURE CORPORATE COMMUNICATIONS

To: e-Kong Group Limited (the "Company")
c/o Tricor Secretaries Limited
26th Floor
Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

Please tick only one box of this instruction slip

1. PRINTED FORM

(a) *Full Financial Reports and other Corporate Communications (English, Chinese or both)*

In future,

- ☐ I / We would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the English language only; OR
- ☐ I / We would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the Chinese language only; OR
- ☐ I / We would like to receive the printed copies of Full Financial Reports and other Corporate Communications in both the English and Chinese languages.

(b) *Summary Financial Reports and other Corporate Communications (English, Chinese or both)*

In future,

- ☐ I / We would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the English language only; OR
- ☐ I / We would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the Chinese language only; OR
- ☐ I / We would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in both the English and Chinese languages.

2. ELECTRONIC MEANS

☐ In future, I / we would like to receive the Corporate Communications through electronic means in lieu of any or all of the printed copies referred to in 1(a) and (b) above:

My / Our E-mail Address: ____________________

(for notification of Corporate Communication release)

☐ I / We would like to change my / our E-mail Address as follows:

My / Our New E-mail Address: ____________________

(for notification of Corporate Communication release)

With effect from: ____________________

Signature: ____________________ Date: ____________________

Name of Shareholder: ____________________

Address: ____________________

Contact telephone number: ____________________

Notes:

1. The above instruction will apply to all future Corporate Communications to be sent to Shareholders of the Company ("Shareholders") until you notify the Company the otherwise by reasonable notice in writing.
2. All future Corporate Communications in both the English and Chinese languages will be available from the Company or Tricor Secretaries Limited, the Company's branch share registrar in Hong Kong, upon request.
3. The Shareholders are entitled to change the choice of language of and means of receiving Corporate Communications at any time by completing, signing and returning this instruction slip to the Company or Tricor Secretaries Limited, the Company's branch share registrar in Hong Kong, by mail or by email to *ekong524-ecom@hk.tricorglobal.com*.
4. A soft copy of this instruction slip is available on the Company's website.

關於將來收取公司通訊之
指示回條

致： **e-Kong Group Limited（「本公司」）**
由卓佳秘書商務有限公司轉交
香港
灣仔皇后大道東28號
金鐘匯中心26樓

請只在指示回條中一個方格內劃上✓號

1. 印刷形式

(a) *完整財務報告及其他公司通訊（英文、中文或中英文）*

於將來，

❐ 本人／吾等願意僅收取完整財務報告及其他的公司通訊之英文印刷版本；或

❐ 本人／吾等願意僅收取完整財務報告及其他的公司通訊之中文印刷版本；或

❐ 本人／吾等願意收取完整財務報告及其他的公司通訊之中英文印刷版本。

(b) *財務摘要報告及其他公司通訊（英文、中文或中英文）*

於將來，

❐ 本人／吾等願意僅收取財務摘要報告（如有）及其他的公司通訊之英文印刷版本；或

❐ 本人／吾等願意僅收取財務摘要報告（如有）及其他的公司通訊之中文印刷版本；或

❐ 本人／吾等願意收取財務摘要報告（如有）及其他的公司通訊之中英文印刷版本。

2. 電子形式

❐ 於將來，本人／吾等願意以電子形式收取公司通訊以代替上文1(a)及(b)段所述之任何或所有印刷文本：

本人／吾等之電郵地址：________________________

（通知發佈公司通訊適用）

❐ 本人／吾等願意更改本人／吾等之電郵地址如下：

本人／吾等之新電郵地址：________________________

（通知發佈公司通訊適用）

生效日期：________________________

簽署：________________ 日期：________________

股東姓名：________________________

地址：________________________

聯絡電話號碼：________________________

附註：

1. 上述指示適用於將來寄發予本公司股東（「股東」）之所有公司通訊，直至　閣下以合理書面通知形式告知本公司另作選擇為止。
2. 如有要求，將來所有公司通訊之中英文版本均在本公司或本公司之股份過戶登記處香港分處卓佳秘書商務有限公司可供索閱。
3. 股東有權於任何時間填妥及簽署本指示回條並以郵寄方式或電郵至*ekong524-ecom@hk.tricorglobal.com*將其交回本公司或本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，要求更改收取公司通訊之語言版本及形式。
4. 本指示回條之電子格式檔於本公司網頁登載。

3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong
Tel: +852 2801 7188
Fax: +852 2801 7238
Web: www.e-kong.com

This report is printed on environmentally friendly paper

e-KONG Group Limited

二零零八年 年報

股份代號:524



聯繫 · 我們

e-K港NG

公司資料

董事會
執行董事
衛斯文 *(主席)*
林祥貴

非執行董事
許博志

獨立非執行董事
韋雅成
高來福 太平紳士
Gerald Clive Dobby

公司秘書
劉偉明

核數師
馬賽會計師事務所有限公司
執業會計師

法律顧問
的近律師行
康德明律師事務所

主要往來銀行
香港上海滙豐銀行有限公司
中國銀行(香港)有限公司
星展銀行有限公司
The Bancorp Bank

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

主要營業地點
香港
中環皇后大道中15號
置地廣場
告羅士打大廈3705室
電話：+852 2801 7188
傳真：+852 2801 7238

股份代號

香港聯交所：	524
美國預託證券股票代號：	EKONY
CUSIP參考號碼：	26856N109

網址
www.e-kong.com

主要股份過戶登記處
Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記處香港分處
卓佳秘書商務有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

美國預託證券存管處
The Bank of New York Mellon
BNY Mellon Shareowner Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

目錄

財務撮要

	二零零八年 *千港元*	二零零七年 *千港元*	百分比變動
營業額	**786,997**	795,252	-1%
EBITDA	**23,236**	65,673	-65%
資產淨值	**180,421**	224,490	-20%
現金及銀行結餘	**177,173**	181,662	-2%


營業額
(千港元)
702,810
795,252
786,997
800,000
400,000
0
2006
2007
2008


EBITDA
(千港元)
80,000
40,000
0
57,205
65,673
23,236
2006
2007
2008


資產淨值
(千港元)
250,000
125,000
0
224,490
180,421
132,117
2006
2007
2008


現金及銀行結餘
(千港元)
200,000
100,000
0
181,662
177,173
100,362
2006
2007
2008

e-KONG集團主要營運附屬公司之業務為提供電訊服務。本公司在香港聯交所主板上市(香港聯交所股份代號：524)，並透過The Bank of New York Mellon推出第一級美國預託證券計劃(股票代號：EKONY)。

本集團之主要業務ZONE目前在美國、中國、香港及新加坡均有業務，利用最新科技及以網際規約(IP)為基礎的設施提供多元化的語音及數據電訊方案及服務，為客戶提供度身訂造以切合其需要的多種功能及增值服務，並為客戶提供工具管理彼等的電訊要求。ZONE亦以其本身品牌ZoiPPE推出以IP為基礎的全球通訊服務，亦透過夥伴提供可於任何裝置、任何時間及任何地點使用之方便、具成本效益及具創意之互聯網服務，使業務及社區之聯繫更緊密。

主席報告書

二零零八年乃前所未有具挑戰的年份。全球金融及經濟衰退對所有行業均產生不利影響，而本集團之經營表現亦無法幸免，亦同時限制着本集團若干業務發展倡議當中之尋求新投資機會。

全球金融及經濟危機對本集團業務之利潤率造成負面影響。利潤率於此等困難時期縮減，原因為客戶正尋求更低價格，而相互競爭之營運商就其所提供之服務訂出更進取之價格，以試圖保護彼等之市場佔有率。此後果之嚴重性反映於經營溢利由二零零七年之48,600,000港元減少至二零零八年之2,000,000港元。

儘管如此，我們仍能夠維持二零零八年之業務量及總營業額僅輕微低於去年所錄得之數額。疲弱之經濟已導致若干對價格敏感之客戶離開，而若干客戶之業務甚至被迫停業。另一方面，由於ZONE進取地將其本身轉型為更多以解決方案為基礎之增值服務供應商，因此其能夠爭取到需要更多技術及用戶要求之新客戶，而ZONE亦能夠達到該等技術及用戶要求。

於美國，撇除須面對美國經濟衰退所帶來之挑戰外，我們的ZONE美國業務亦受到電訊業ILEC（獨立交換網絡商）分部結構變化之負面影響。ZONE美國其中一家國內主要網絡商夥伴自二零零七年最後季度及於二零零八年整個年度增加其價格，並加收其通訊網絡發起及／或終結之高額附加費用，尤其是傳至或來自ILEC分部之通訊。ZONE美國即時採取措施，包括重設其大量客戶之ANIs（自動號碼識別），使其經過其本身之交換機設備或接駁至其他網絡商夥伴，以降低對業務利潤之損失。然而，就短期而言，該等補救措施對經營產生額外工作量及成本。

將ZONE建立成可持續的以解決方案為基礎之電訊服務供應商，以提供種類繁多之產品及服務之策略目標仍然不變。然而，鑑於經營環境及市場情況困難，保持經營利潤及維持強勁之現金狀況成為我們於二零零八年之首要任務。為達成這些當前目標，本集團決定放棄可能獲得之短期收入增長，以及僅投資於除提供即時回報外，並可以累加方式獲得長期增長之資本開支。我們亦實施種種成本合理化措施，包括將業務程序簡化及標準化、重新評估員工優先次序及主要表現指標，以及加強與業務及技術夥伴之合作努力以分攤業務增長及發展之經營及資本開支。

我們於亞洲拓展無線寬頻接入(BWA)之機會，同樣亦受到全球信貸短缺所束縛，原因為先前已表示有興趣之眾多業者及金融投資者大幅縮減其為該等以賺取長遠回報為目標之基建項目提供資金之承諾。即使若干項目有可能延遲或擱置，我們將繼續於此競爭市場有選擇地拓展可給我們的股東帶來更多價值之合適機會。

在全球經濟放緩之中，中國之經濟預期相對穩定，部份由政府所制定之各種積極措施所推動，包括於二零零八年十一月公佈之人民幣四萬億元基建及其他項目之經濟刺激方案，旨在創造就業機會及促進本地需求。除專注於近期主要電訊營運商合併為三家全面服務營運商及發行3G移動牌照所產生之交易機會外，我們亦探索途徑參與其他有可能自政府經濟刺激方案中獲利之行業。

儘管二零零八年之業績未能令人鼓舞，惟本人高興見到本集團能持續維繫資本實力及強勁流動資金狀況、使經營經常開支合理化、保障現金狀況及審慎投資於可獲得日後增長之合適資本設備之中期目標。展望未來，由於二零零九年很可能與二零零八年最後季度同樣具挑戰性，我們於作出業務決定時將維持警惕及有條不紊，並盡力採取審慎策略，以改善本集團之經營表現。我們亦將透過採取目標措施提高經營效率及使成本結構及資本投資符合本集團預期之業務增長，使達致上述目標。憑藉強勁之資產負債結構及穩健之現金狀況，我們將繼續尋找拓展機會，以透過自然增長現有業務及透過可能發生之收購活動，藉以擴闊本集團之資產及收入基礎。

本人謹代表董事會，對全體僱員於此動盪時期為本集團所作出之寶貴努力、貢獻及支持致以衷心謝意，並感謝所有客戶、股東、業務夥伴及專業顧問之不懈支持。

主席
衛斯文

二零零九年三月三十日

業務回顧

二零零八年確實對全球幾乎每項業務都帶來挑戰。此金融海嘯由美國次按及信貸危機觸發，不僅衝擊全球資本市場，亦已對大多數主流行業造成不利影響。電訊業務以及本集團之營運在此危機中亦無法幸免。

於二零零八年，本集團取得全年營業額787,000,000港元，按年輕微減少1.0%。

鑑於經濟波動之影響，管理層於扣除年內攤銷10,700,000港元後重新評估本集團無形資產之內在價值，認為ZONE在美國之業務（「ZONE美國」）在二零零六年所收購之客戶合約之賬面值以及寬頻電話軟件之開發成本合計30,800,000港元，於二零零八年出現減值。經扣除非經常性且非現金之無形資產減值30,800,000港元及遞延稅項之調整9,800,000港元後，本集團於二零零八年錄得虧損淨額43,700,000港元，而去年為純利44,200,000港元。

經營溢利及EBITDA仍分別錄得正數，為數2,000,000港元及23,200,000港元，而去年則為48,600,000港元及65,700,000港元。

本集團繼續採納其審慎財務管理理念，以維持其強健之資產負債結構，於二零零八年十二月三十一日，資產總值為180,400,000港元，包括總現金及銀行結餘為179,300,000港元。

儘管美國電訊市場依然困難，惟於二零零八年，ZONE美國之營業額仍達692,200,000港元，而去年為698,900,000港元。於二零零七年最後季度，一主要相關網絡商所收取之費用大幅增長及加收附加費用，且於二零零八年進一步增加此等費用。此等成本大幅增加對ZONE美國於獨立交換網絡商（「ILEC」）行業之利潤帶來壓力，與此同時，在美國經濟之惡化下，ZONE美國業務於企業分部之增長及盈利能力受到影響。

ZONE美國已實施一系列舉措，以改善其業務於來年之盈利能力，包括促進收入增長、保持整體毛利率及提高其成本結構之效益。透過重整及增強其服務安排及工程隊伍，ZONE美國現能更快迎合客戶之專業及複雜之技術要求，從而使服務安排時間更短及客戶服務水平有所提高。於此經濟放緩之期間內，此靈活性特別重要，因為此刻眾多較大之客戶正尋求自其他服務供應商（如ZONE美國）以獲得更度身訂造及具成本效益之解決方案，以滿足彼等之電訊需求。例如，為拓展其對北美洲非主導交換網絡商（「CLEC」）市場分部及ILEC市場分部之吸引力，ZONE美國能夠促使客戶與不同之網絡商實施不同之網絡，以迎合該等CLEC及ILEC客戶之技術、地區及定價要求。此外，ZONE美國以專用線路方式透過其交換機設備，重設其ILEC客戶之大量通訊網路，以避免該等客戶所面臨之監管及價格上升挑戰。ZONE美國亦已能夠於若干情況下增加其向客戶收取之價格，以保持合理利潤水平。

雖然於二零零九年市場挑戰很可能繼續對業務帶來壓力，惟ZONE美國相信，正在實施之措施及改善經營效率及增強資產負債狀況之不懈努力下，將不僅有助渡過經濟及金融風暴，亦奠定了堅固根基，以建立可長期保持之業務。有此等實力之支撐，在這市場動盪期間，ZONE美國已準備就緒，以自然增長其業務及透過經評估符合其策略及風險標準之客戶及業務收購行動擴展業務。

ZONE在亞洲之業務（「ZONE亞洲」）於二零零八年之營業額達94,300,000港元，而於二零零七年為94,400,000港元。ZONE亞洲致力提供

更多為客戶度身訂造之以解決方案為基礎之產品及服務，以切合特定客戶之需要。除為目標市場設計通話結算系統外，ZONE亞洲亦為旅遊服務業及中至小型企業（中小企）提供度身訂造之IP-PBX解決方案，近期已推出其具成本效益及容易使用，並可於網上安排打進／打出之電話會議解決方案。

雖然ZONE於中國之辦事處仍為服務香港業務之後勤部之組成部分，惟其繼續探索不同機會與中國主要電訊公司合作，尤其是於二零零八年五月中國宣佈電訊領域重組後。根據重組計劃，現有營運商之業務將合併入三家全面服務營運商，即中國移動、中國聯通及中國電信。此外，3G牌照於二零零九年一月已授予此三家營運商。ZONE中國將進一步加強其已與此三家新合併而成之實體建立之關係，以將其業務擴展至其他領域，尤其是與流動無線電話3G業務相關之領域。

於二零零八年第三季度，全球經濟放緩打擊着新加坡，而ZONE新加坡開始察覺到其影響。新加坡於第四季度經濟倒退加劇，原因為全球經濟風暴打擊出口帶動之製造及服務領域。公司客戶於此困難時期收緊經費，要求更佳之價格，而主導服務供應商需要維持彼等之市場佔有率而開始推出價格更進取之服務，上述種種因素已給ZONE新加坡經營業績帶來更大壓力。

儘管二零零八年錄得較低收入，惟ZONE新加坡主要透過控制經營成本、以提供創新及增值服務、優越客戶服務以及客戶維繫工作，改善利潤率，使彼等能夠維持溢利於二零零七年之水平。雖然經濟下滑預期繼續影響二零零九年之業務，惟這亦為拓展新業務前景之良機，原因為過往曾為主導服務供應商之長期客戶及較少傾向改變服務供應商之公司於進行控制成本措施時，將開始探索其他服務供應商（例如ZONE新加坡）。ZONE新加坡將繼續以公司市場為目標，透過推出全新經提升及具成本效益之服務及投資具效益之市場推廣，獲得新用戶。

ZONE亞洲亦透過與夥伴合作（例如與大型社交網站合作之*ZoiPPE Friends* (*www.zoippefriends.com*)）進行市場推廣及透過持續網路市場推廣及宣傳，繼續擴大其VoIP服務*ZoiPPE*之用戶群。於過去兩年，自ZONE開發出寬頻電話軟件以來，以網頁為基礎且無需下載或安裝軟件之功能，或使用互聯網上由不同各方開發以提供通訊相關服務之開放源碼軟件已愈來愈流行。利用技術提升及用戶喜好以及於互聯網上及開放源碼軟件社區內有關VoIP之大量資源，來年ZONE將把其重點由提升其*ZoiPPE*寬頻電話軟件功能轉移至開發更多服務，例如於*ZoiPPE Friends*網站內加設之「Link-up」服務，並與流動電話製造商及開放源碼軟件開發人仕合作，將其後台作業平台整合入彼等之用戶介面。

展望未來及鑑於當前之經營環境不明朗與經濟狀況於二零零九年全年很可能更為惡劣，本集團將繼續採納審慎理念增長及控制成本，並將保持專注於改善其ZONE業務之經營表現及維持強勁之資產負債結構。縱觀歷史，於經濟困難時期，電訊行業之機會將呈現在彼等本身上，例如對具成本效益產品及服務之需求日益增加，亦有機會收購財政預期短拙之業務。本集團於現今環境下處於相當有利之位置，將利用任何機會，透過使用其資源以自然增長方式提升其市場佔有率或在投資符合其整體策略之情況下作目標收購。

財務回顧

業績

於截至二零零八年十二月三十一日止年度，本集團錄得787,000,000港元之綜合營業額，較二零零七年之795,300,000港元減少8,300,000港元。

二零零八年之經營成本為數182,800,000港元，而二零零七年為185,100,000港元。

ZONE美國錄得之營業額由二零零七年之698,900,000港元減少1.0%至二零零八年之692,200,000港元，而ZONE亞洲（包括本集團之中國、香港及新加坡電訊業務）於二零零八年之營業額保持平穩，為數94,300,000港元，而二零零七年為94,400,000港元。

本集團之毛利由二零零七年之211,800,000港元減少13.9%至二零零八年之182,500,000港元。

年內之經營溢利為2,000,000港元，較去年48,600,000港元減少46,600,000港元。

本集團於二零零八年錄得虧損淨額43,700,000港元（其中包括無形資產減值虧損30,800,000港元及遞延税項調整9,800,000港元），而二零零七年為純利44,200,000港元。

本集團之EBITDA由二零零七年之65,700,000港元減少42,400,000港元，至二零零八年之23,200,000港元。

資產

年內，本集團之流動資金狀況持續穩健。於二零零八年十二月三十一日，本集團之資產淨值減少至180,400,000港元（二零零七年：224,500,000港元），主要由於（如前文所述）年內無形資產減值虧損及遞延税項調整合共40,600,000港元所致。

流動資金及融資

現金及銀行結餘（不包括已抵押銀行存款）於二零零八年十二月三十一日為177,200,000港元（二零零七年：181,700,000港元）。於二零零八年十二月三十一日，本集團抵押銀行存款為數2,200,000港元（二零零七年：2,100,000港元）予銀行，作為銀行向供應商提供擔保之抵押。

於二零零八年十二月三十一日，本集團之銀行借款（指就二零零六年WRLD Alliance交易借予一間附屬公司之銀行貸款），因部份本金於年內償還而減至4,300,000港元（二零零七年：14,700,000港元）。本集團之銀行借款乃以美元為單位按固定息率計算，並以（其中包括）該附屬公司之應收貿易款項作抵押擔保。

於二零零八年十二月三十一日，由於年內訂立新租賃協議以代替先前類似辦公設備之租約，因此本集團之設備租賃融資負債為700,000港元（二零零七年：400,000港元）。

本集團之負債資產比率（按借款總額佔資產淨值之百分比計算）改善至2.8%（二零零七年：6.7%），主要因年內償還部份銀行貸款所致。

外匯風險

由於本集團大部份之資產、負債及收支主要以港元及美元計算，故此本集團認為，只要港元兑美元之匯率繼續為聯繫匯率，則並無重大外匯波動風險。由於新加坡業務之現金流入不斷增加及預期外匯市場於二零零九年將變得波動，故此本集團將密切監察新加坡元兑美元之匯率，並於適當時採取必要之行動，減低上述外匯風險。

或然負債及承擔

於二零零八年十二月三十一日，並無重大或然負債或承擔。

董事會及高級管理層

董事會

衛斯文，64歲，主席，於二零零零年一月獲委任。衛斯文先生為Distacom Group（一個從事流動通訊業務的私營集團公司）主席兼創辦成員，以及Automotive Technology Group Limited之非執行主席。衛斯文先生曾受特許會計師訓練，其金融睿智及企業領導才能，對多家國際知名電訊及廣播公司（例如和記電訊、Orange、亞洲衛星、衛視及新城電台），以及由Distacom牽頭而在香港、意大利、印度、日本及馬達加斯加之流動通訊業務之建立有著重大影響。

林祥貴，49歲，執行董事，於一九九九年十月獲委任。林先生來港前，曾在包括紐西蘭、俄羅斯、馬來西亞及新加坡等地的電訊及科技相關行業積累豐富的國際經驗。林先生持有紐西蘭奧克蘭大學頒發之工程學士學位及工程碩士學位。

許博志，47歲，非執行董事，於二零零一年十二月獲委任。彼現時為TPIZ Resources Limited之創辦人，該公司建基於香港，並投資及發展中國之環保項目。許博志先生自一九九四年起出任Distacom Group多間公司之董事。於此之前，許博志先生曾任職香港和記電訊及美國Motorola, Inc.。彼取得密芝根科技大學之電機工程學士學位及瑞士日內瓦國際管理學院之工商管理碩士學位。

韋雅成，54歲，獨立非執行董事，於二零零一年八月獲委任。彼亦於二零零八年十二月十二日獲委任為CIBT Education Group, Inc.之獨立非執行董事。韋雅成先生為合資格律師及韋雅成律師行之顧問律師。彼自一九八五年起在香港執業，包括在Phillips & Vineberg律師事務所效力多年。韋雅成先生在加拿大獲得律師、大律師及公證人之專業資格，並在英國及香港獲認許為律師。

高來福 太平紳士，66歲，獨立非執行董事，於二零零四年九月獲委任，亦為泰山石化集團有限公司及富豪資產管理有限公司（富豪產業信託之管理人）及Elixir Gaming Technologies, Inc.之獨立非執行董事。高來福先生曾為香港安永會計師事務所之創辦成員兼副主席。高來福先生自退休後一直從事教育事務，包括設立國際學校及提供顧問服務。高來福先生亦一直積極參與各類社區服務，例如為聯合國兒童基金香港委員會及香港董事學會之創會成員。於一九九七年，高來福先生獲委任為太平紳士。

Gerald Clive Dobby，69歲，獨立非執行董事，於二零零五年十二月獲委任。Dobby先生曾於滙豐集團歷任多項要職，目前於數間香港及海外公司擔任董事職務。

高級管理層

陳怡彬，57歲，財務總監，於二零零四年一月加入本公司。彼在電訊、基建、製造、船務及銀行等多個行業擁有逾30年經驗。陳先生為香港會計師公會資深會員。

劉偉明，38歲，法律顧問兼公司秘書，於二零零零年六月加入本公司。劉先生為香港合資格律師。加入本公司前，劉先生曾任另一家香港聯交所上市公司之法律顧問。劉先生於香港大學畢業，持有法律學士學位，及中國政法大學頒發之民商法證書。

企業管治報告

引言

本公司之董事承諾維持高度企業管治，克盡己任，以股東之最大利益為先，並提高股東長遠之價值。

本公司董事會(「董事會」)已於二零零五年前制定書面政策指引，使各董事可根據列明之範疇及指引有效地貫徹履行其各自之職責，更可加強本公司之企業管治常規，從而提升公司形象，並確保股東、監管機構及公眾人仕之信心。

二零零四年十一月，香港聯合交易所有限公司(「聯交所」)頒佈企業管治常規守則(「企業管治守則」)，並於二零零五年一月一日後開始之會計期間生效。聯交所隨後就有關企業管治常規之聯交所證券上市規則(「上市規則」)作出進一步修訂。董事會已修訂本公司之書面政策指引，並採取其他必須行動，以符合企業管治守則中之所有守則條文及若干建議最佳常規。董事會定期審閱該等書面政策指引，並致力於不斷改善慣例及確保企業道德文化得以維持。

董事會

董事會共同負責本公司之所有業務及事宜。根據本公司之公司細則，董事會已委派執行董事負責本公司業務之日常管理，並集中於政策、財務及控股事宜之整體策略；同時授權薪酬委員會負責訂立機制，以釐定本集團之薪酬架構及政策及批准本集團之年度薪酬及獎勵計劃等事宜。

於二零零八年十二月三十一日，董事會包括兩位執行董事衛斯文先生與林祥貴先生；一位非執行董事許博志先生；以及三位獨立非執行董事韋雅成先生、高來福先生 太平紳士與Gerald Clive Dobby先生。

企業管治守則守則條文A.2.1訂明主席與行政總裁的角色應有區分，並不應由一人同時兼任，使責任不會集中於一位人士。本公司已確立及以書面記錄本公司主席及行政總裁(由董事總經理出任)之各自責任，制訂成為其書面政策指引的一部份，並明確說明主席負責領導工作，確保董事會有效運作，而董事總經理則獲授權並負責監督由董事會制定之預算及目標之實施情況。然而，自前副主席兼董事總經理Kuldeep Saran先生於二零零七年六月十六日離世後，在董事會一致批准下，主席衛斯文先生隨即兼任本公司之行政總裁一職。董事會不時重新評估偏離企業管治守則A.2.1對本公司可能產生之負面影響，並相信將主席及行政總裁之職務授予同一人士使擴展藍圖規劃以及實施業務規劃及發展策略更有效率及效益。同時，相信權力及授權之平衡將不會減弱，而具效率之董事會可充分確保其平衡，因董事會由經驗豐富之優秀人才組成，並有足夠數目之獨立非執行董事。

除上文所闡述之偏離事項外，本公司董事現時及於截至二零零八年十二月三十一日止年度之任何時間均遵守上市規則附錄十四所載之企業管治守則。

董事會定期舉行會議，董事亦會於董事會須就重大事項作出決策時召開會議。董事會成員在召開董事會會議前均獲提供足夠及最新之資料，確保董事在履行其責任時，可作出知情之決定。於回顧年度內，董事會共舉行了四次會議，於二零零八年之出席率為100%，如下所示。

董事姓名	出席次數／二零零八年 董事會會議次數	出席率
衛斯文*(主席)*	4 / 4	100%
林祥貴	4 / 4	100%
許博志	4 / 4	100%
韋雅成	4 / 4	100%
高來福 太平紳士	4 / 4	100%
Gerald Clive Dobby	4 / 4	100%

當實際情況難以召開會議時，本公司會向全體董事傳閱董事會書面決議案連同全套相關文件之副本供其考慮及酌情批准，以代替召開會議。所有該等書面決議案均由全體董事一致批准。

公司秘書存置董事會以及其委員會之會議記錄及書面決議案，有關該等記錄可供董事於所有合理時間查閱。

委任及重選

所有非執行董事均有指定任期，任期屆滿後可予續期，固定年期為三年，但其中一方可向另一方發出不少於一個月書面通知予以終止。所有董事(包括執行董事及非執行董事)當於股東週年大會上輪值退任，並符合資格膺選連任。

按照本公司之公司細則，於每屆股東週年大會上，不少於當時三分之一之董事須輪值退任，惟每名董事須最少每三年輪值告退一次。因填補臨時空缺獲委任或新增加入當時董事會之任何董事，須留任至本公司下一屆股東週年大會為止，並符合資格可於該大會上膺選連任。

董事委員會

董事會將若干權力、權限及酌情權授予多個董事委員會，該等委員會由被視為合適之董事組成。該等委員會貫徹執行企業管治守則之守則條文及董事會訂定之書面政策指引內所規定之指引及規例(如適用)，並達到組成委員會之目的。

執行管理委員會

執行管理委員會現時由兩名執行董事組成。委員會主要負責指導、策劃及管理本集團之業務及營運，制定策略及政策以供董事會考慮，並執行該等策略及政策，從而以有效率及有效益之方式達到本集團之整體業務目標。

委員會每月定期舉行會議，並與本集團各項業務之高級管理層檢討本集團之業務表現。當有需要時亦會舉行臨時會議，委員會亦經常參與非正式之討論。於二零零八年，委員會共舉行了十二次正式會議，於二零零八年之出席率為100%，如下所示。

董事姓名	出席次數／二零零八年執行管理委員會會議次數	出席率
衛斯文*(委員會主席)*	12 / 12	100%
林祥貴	12 / 12	100%

審核委員會

董事會於一九九九年九月二十九日設立審核委員會，成員包括三名董事會成員，全部均為獨立非執行董事。董事會已採納列明委員會之權限及職責與其會議程序，而且根據香港會計師公會頒佈之「審核委員會有效運作指引」所載之推薦意見制定之書面職權範圍，及後根據企業管治守則修訂及列入本公司之書面政策指引內。董事會定期審閱該等職權範圍及本公司之相關書面政策指引，以確保符合企業管治守則之規定及最佳市場慣例。

該委員會之主要職責為檢討本公司財務報告之質量及公平性，並考慮核數審查之性質及範疇。該委員會亦評估本集團會計、財務及內部監控機制之有效性。

該委員會獲授權在其職權範圍內進行或授權調查任何活動。

於二零零八年共舉行了兩次會議，審閱本集團中期及全年業績之綜合財務報表，並向董事會作出建議，尤其是評估會計政策及慣例之任何變動、主要判斷範疇及是否遵守適用法律及會計規定及準則，以及例如評估內部監控機制等其他事宜。審核委員會亦曾與本公司管理層及核數師審閱本集團所採納之會計原則及慣例，並就審核、內部監控及財務申報事宜(包括審閱本集團截至二零零八年十二月三十一日止年度之經審核綜合財務報表)進行討論。

於二零零八年舉行之會議出席率為100%，如下所示。若委員會認為必要，本公司之外聘核數師及行政人員均列席會議並回答任何提問。會議之詳細記錄已書面記錄並呈交董事會以供參考及審閱。此外，該委員會舉行了多次臨時會議，與本公司之管理層討論會計、申報及其他事宜。

董事姓名	出席次數／二零零八年審核委員會會議次數	出席率
高來福 太平紳士 *(委員會主席)*	2 / 2	100%
韋雅成	2 / 2	100%
Gerald Clive Dobby	2 / 2	100%

本公司之外聘核數師根據其審核計劃之範疇，於進行法定審核過程中，檢討本公司在財務方面之重要內部財務監控之有效性。審核期間留意到之任何違規事宜及內部監控不足之處，將向委員會呈報及由委員會處理核數師對上述事宜之推薦意見。

薪酬委員會

薪酬委員會於二零零一年十二月十八日成立。年內，委員會由主席衛斯文先生，與韋雅成先生及高來福先生太平紳士(均為獨立非執行董事)組成，而林祥貴先生(另一執行董事)則為衛斯文先生之替任成員。董事會已根據企業管治守則採納一套列明委員會之權限及職責與會議程序之書面職權範圍，並將其列入本公司之書面政策指引內。董事會定期審閱該等職權範圍及本公司之相關書面政策指引，以確保符合企業管治守則之規定及最佳市場慣例。

委員會經參考公平及客觀標準後，負責訂立一項機制，以釐定本集團之薪酬架構及政策、批准本集團之年度薪酬及獎勵計劃，尤其是釐定執行董事及高級管理層之薪酬組合、經參考公司之目標及宗旨後檢討及批准按表現發放之薪酬計劃，並按照董事會之指示處理有關薪酬之其他事宜。於回顧年度，委員會舉行了一次會議，董事出席記錄如下。

董事姓名	出席次數／二零零八年薪酬委員會會議次數	出席率
衛斯文 *(委員會主席)*	1 / 1	100%
韋雅成	1 / 1	100%
高來福 太平紳士	1 / 1	100%

董事對財務報表之責任

董事確認彼等有責任按照法定規定及適用報告準則，按持續經營基準編製及真實而公平地呈報本公司及本集團截至二零零八年十二月三十一日止年度之財務報表。

內部監控

董事會全權負責維持本集團內部監控機制及檢討其成效。本集團之內部監控機制乃就重大誤報或虧損提供合理保障而設，以管理系統失效風險及協助達成本集團目標。有關機制亦用於保障本集團之資產，確保維持適當會計記錄、本公司在會計及財務滙報職能方面的資源、員工之資歷及經驗是否足夠，及遵守適用法律、規則及規例。

董事會認為，檢討及改善本集團之內部監控機制以確保能應付高流動及瞬息萬變的營商環境及監管架構乃一項持續進程。審核委員會每年均會聯同由本公司核數師負責之工作檢討本集團之內部監控機制。作為持續識別、評估及管理本集團面臨之重大風險之程序的一部份，董事會聘請一間專業公司對本集團之主要內部監控機制進行了一項獨立的檢討及其後委任一名擁有豐富經驗之行政管理人員負責評估及檢討ZONE在各地業務之所有重大業務進程及程序。董事會認為本集團之內部監控機制得到合理實行。然而，本集團將繼續檢討本集團之內部監控機制的有效性，特別是特定之業務程序，並於將來有需要時，考慮設立內部審核部門以協助達成此程序之目標。

董事及高級職員之責任保險

誠如企業管治守則內載有建議之最佳常規所建議，本公司已安排適當責任保險，就本集團之董事及高級職員因公司事務(其中包括)對其採取之法律行動所產生責任提供彌償保證。本公司會每年審閱受保範圍。

董事進行證券交易的標準守則

本公司已採納上市規則附錄10所載之上市發行人董事進行證券交易的標準守則(「標準守則」)作為本身之證券守則。全體董事經本公司作出具體查詢後確認，於截至二零零八年十二月三十一日止整個年度已全面遵守標準守則所載之所需標準。

核數師酬金

於截至二零零八年十二月三十一日止年度，應付予本集團核數師之酬金約為1,610,000港元，當中1,358,000港元為審核服務之費用，而252,000港元為税務及其他非審核服務之費用。

董事會報告書

本公司董事會(「董事會」)現提呈本公司及其附屬公司(統稱「本集團」)截至二零零八年十二月三十一日止年度之董事會報告書及經審核財務報表。

主要業務

本公司之主要業務為投資控股。

本集團之主要營運附屬公司之業務為提供電訊服務。本集團之ZONE電訊業務目前在美國、中國、香港及新加坡均有營運。本集團於財政年度之營業額主要包括來自該等營運之收益。

在美國，本公司之全資附屬公司ZONE Telecom, Inc.(「ZONE美國」)為美國聯邦電訊局之持牌電訊營運商。ZONE美國*(www.zonetelecom.com)*在消費者及企業市場經營，同時為遍佈美國眾多獨立交換網絡商(ILECs)以及其他非主導交換網絡商(CLECs)及網絡商夥伴提供服務。除了提供轉駁長途通話服務、IP傳輸服務、本地及長途通話專線服務，管控提升的免費專線電話及通話及網上會議服務外，ZONE美國亦提供多種數據服務，包括幀中繼網絡、國際專線、直接互聯網接入服務及其他IP類服務，以及透過流動虛擬網絡營辦商(MVNO)之安排提供的流動語音及數據服務。

在香港，本公司之全資附屬公司ZONE Limited(「ZONE香港」)為持有香港電訊管理局發出牌照之電訊服務供應商。ZONE香港向其客戶提供度身訂造以解決方案為基礎的產品及服務，以切合彼等之要求，同時透過使用網絡融合平台*(www.zone1511.com)*，亦讓其他客戶可從一系列不同的增值服務，包括短訊服務、國際來電轉駁、回撥、虛擬全球電話卡及傳真電郵服務揀選所需，以補足其基本電訊服務。此外，ZONE香港提供電話會議、傳真管理與其他服務以切合企業客戶之商業需要。ZONE香港現已能夠特別針對在海外設點之香港企業客戶，利用最新以IP為基礎的技術優勢，提供可具備或不具備本地電話號碼之IP-PBX及其他IP語音(VoIP)服務。

在中國，本公司之全資附屬公司深圳盈港科技有限公司(「ZONE中國」)之建立是為了進軍中國電訊市場的市場推廣及轉售部份。透過與中國地方企業的商業管理及顧問服務安排，ZONE中國在深圳參與推廣和轉售中國移動及中國電信之集團公司的語音及數據產品與服務。

在新加坡，本公司之全資附屬公司ZONE Telecom Pte Ltd(「ZONE新加坡」)為持有新加坡資訊通信發展管理局發出牌照之電訊服務供應商。除提供基本IDD服務外，ZONE新加坡*(www.zone1511.com.sg)*同時還提供一系列增值服務，以協助客戶業務提高經營效率。

本公司持有控股權之附屬公司ZONE Resources Limited以*ZoiPPE(www.zoippe.com)*的品牌向全球大眾市場推出以IP為基礎的通訊服務。除了讓用戶透過電話軟件與親友保持聯繫，不管是電腦對電腦、電腦對電話、電話對電話、手機短訊、即時訊息及電郵皆可以，其網上程式亦提供一按即通話(click-to-call)及多方會議(multi-party conferencing)功能。

其他主要附屬公司之業務概要載於財務報表附註13。

分部資料

本集團截至二零零八年十二月三十一日止年度按地區及業務分部劃分之營業額及經營業績分析載於財務報表附註28。

業績及股息

本集團截至二零零八年十二月三十一日止年度之業績載於第23頁之綜合收益表內。

董事會不建議就截至二零零八年十二月三十一日止年度派發股息(二零零七年：無)。

集團財務概要

本集團過去五個財政年度之業績與資產及負債概要載於第60頁。

主要客戶及供應商

於回顧年度，本集團五大客戶之總營業額佔本年度總營業額約21.2%，其中最大客戶之銷售額佔約7.5%。

五大供應商之總採購額佔本年度總採購額約64.3%，其中最大供應商之採購額佔約23.7%。

本公司各董事、彼等之聯繫人士或就本公司董事所知擁有本公司股本5%以上之股東，概無於年內任何時間擁有任何五大客戶或供應商之任何權益。

物業、機器及設備

年內，本公司及本集團之物業、機器及設備之變動詳情載於財務報表附註11。

儲備

年內，本公司及本集團之儲備變動詳情載於財務報表附註21。

董事會

於年內及截至本報告日期，本公司董事如下：

執行董事：

衛斯文*(主席)*
林祥貴

非執行董事：

許博志

獨立非執行董事：

韋雅成
高來福 太平紳士
Gerald Clive Dobby

本公司董事之履歷詳載於第8頁「董事會及高級管理層」一節內。

本公司已接獲各獨立非執行董事根據香港聯合交易所有限公司證券上市規則(「上市規則」)第3.13條就其獨立性作出之年度確認。本公司認為該等董事均為獨立人士。

遵照本公司公司細則第86及87條，衛斯文先生及許博志先生於應屆股東週年大會上須輪值退任，並符合資格膺選連任。

董事之證券權益

於二零零八年十二月三十一日，根據證券及期貨條例第352條須予存置之登記冊所記錄，或本公司及香港聯合交易所有限公司（「聯交所」）根據上市規則附錄10所載上市發行人董事進行證券交易的標準守則（「標準守則」）所獲知會，本公司董事及主要行政人員於本公司及其相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份及相關股份中之權益載列如下。

董事姓名	身份	所持股份*數目	概約持股百分比
衛斯文	由受控制法團持有	116,400,200 *(附註1)*	22.3%
許博志	個人	3,949,914	0.8%
	由受控制法團持有	67,962,428 *(附註2)*	13.0%
林祥貴	個人	2,600,000	0.5%
韋雅成	個人	210,000	0.0%

* *「股份」指本公司股本中每股0.01港元之普通股。*

附註：

1. 16,400,000股股份由Siemens Enterprises Limited實益擁有，而100,000,200股股份則由Goldstone Trading Limited實益擁有，該兩間公司均由衛斯文先生控制。

2. 67,962,428股股份由許博志先生控制之Great Wall Holdings Limited實益擁有。

上文披露之所有權益均為本公司股份之好倉，而於二零零八年十二月三十一日，董事概無持有任何相關股份。

除上文所披露者外，於二零零八年十二月三十一日，根據證券及期貨條例第352條須予存置之登記冊所記錄，或本公司及聯交所根據標準守則所獲知會，本公司董事或主要行政人員（包括彼等之配偶及未滿18歲之子女）概無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有權益或淡倉。

董事可收購股份或債券之安排

除下文「購股權計劃」一段所述本公司或其任何附屬公司已採納或可能採納之購股權計劃外，本公司或其任何附屬公司概無於年內訂立任何安排，致使本公司任何董事或主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益，而本公司董事、主要行政人員或彼等之配偶或未滿18歲之子女於年內亦概無擁有或獲授予任何可認購本公司或其相聯法團（定義見證券及期貨條例第XV部）股份或債券之權利，亦並未於年內行使任何該等權利。

董事之服務合約

所有非執行董事（包括獨立非執行董事）之服務合約均將於二零一一年十二月三十一日或（就Gerald Clive Dobby先生而言）於二零零九年十二月三十一日屆滿，其後全部可予續期，固定年期為三年，惟任何一方可向另一方發出不少於一個月之書面通知予以終止。

於二零零八年十二月三十一日，擬於應屆股東週年大會上膺選連任之董事概無與本公司或其附屬公司訂立本集團不可於一年內終止而免付賠償（法定補償除外）之服務合約。

董事之重大合約權益

於年終或年內任何時間，本公司或其各附屬公司概無訂立本公司董事於其中直接或間接擁有重大權益之重大合約。

主要股東

於二零零八年十二月三十一日，根據證券及期貨條例第336條須予存置之登記冊所記錄，或本公司所獲知會，下列人士（不包括本公司董事或主要行政人員）於本公司之股份及相關股份中擁有之權益及淡倉如下。

股東名稱	所持股份*數目	持股概約百分比
Goldstone Trading Limited	100,000,200**	19.1%
Future (Holdings) Limited	74,676,461	14.3%
Great Wall Holdings Limited	67,962,428**	13.0%
Cannizaro Asia Master Fund Limited	34,600,000	6.6%

* *「股份」指本公司股本中每股面值0.01港元之普通股。*

** *彼等之權益與上文「董事之證券權益」一段內之附註所披露衛斯文先生（透過Goldstone Trading Limited持有）及許博志先生（透過Great Wall Holdings Limited持有）之公司權益相同。*

上文所披露之所有權益均為本公司股份之好倉。

除上文所披露者外，於二零零八年十二月三十一日，根據證券及期貨條例第336條須予存置之登記冊所記錄，或本公司所獲知會，本公司未悉任何其他人士(本公司董事或主要行政人員除外)於本公司之股份或相關股份中，擁有任何權益或淡倉。

股本

本公司年內之股本變動詳情載於財務報表附註19。

購股權計劃

本公司購股權計劃及本公司附屬公司購股權計劃之規則及程序詳情載於財務報表附註20。

主要附屬公司詳情

本公司主要附屬公司詳情載於財務報表附註13。

流動資金

於二零零八年十二月三十一日，本集團維持穩定之流動資金，現金及現金等值項目約為179,300,000港元(二零零七年：183,800,000港元)。

銀行借款

於二零零八年十二月三十一日之銀行借款詳情載於財務報表附註17。

退休福利計劃

本集團之退休福利計劃詳情載於財務報表附註2。

酬金政策及僱員關係

於二零零八年十二月三十一日，本集團於美國、中國、香港及新加坡共有160名僱員(二零零七年：176名)。本集團之總員工成本為77,000,000港元(二零零七年：79,800,000港元)。按照本公司採納之購股權計劃，(其中包括)本集團合資格僱員可獲授購股權，以根據該計劃之條款及條件認購本公司股份。於二零零八年十二月三十一日，尚未行使之購股權合共132,500份。本集團與僱員之關係良好，而本集團之僱員並無加入工會。

本集團之薪酬政策按個別僱員之表現及經驗制訂，並與本集團經營所在地之市場慣例相符。本集團已設立獎勵花紅計劃，以推動及獎勵各職級之僱員努力工作，實現本集團目標。除薪金及花紅外，本集團亦向其僱員提供其他福利，包括公積金及醫療津貼。

買賣或贖回本公司之上市證券

年內，本公司或其任何附屬公司概無買賣或贖回本公司任何上市證券。

董事會報告書（續）

優先購買權

本公司之公司細則或百慕達法例並無關於優先購買權之規定，然而該法例亦無對此權利有所限制。

公眾持股量

根據本公司取得之公開資料及就董事所知及所信，於本報告日期，本公司之公眾持股量符合上市規則之規定，即公眾人士持有本公司已發行股本不少於25%。

核數師

本公司截至二零零八年十二月三十一日止年度之財務報表已由馬賽會計師事務所有限公司*（執業會計師）*審核。

於摩斯倫 • 馬賽會計師事務所辭任後，馬賽會計師事務所有限公司於二零零七年首次獲委任為本公司核數師。股東週年大會上將提呈決議案，續聘馬賽會計師事務所有限公司為本公司之核數師。

環保意識

過去經年，本集團相當努力去減少在其業務過程中產生之廢物，惟有關努力在二零零八年前並非以有系統的方式進行。年內，本公司參與由環保署及環境保護運動委員會等組織舉辦的認可計劃－香港環保卓越計劃的「減廢標誌」。該計劃目的旨在鼓勵香港工商機構採取措施，減少企業在運作、製造產品及提供服務時所產生的廢物。本公司於二零零九年獲頒贈「卓越級別」之減廢標誌。

承董事會命

公司秘書
劉偉明

二零零九年三月三十日

獨立核數師報告書

MAZARS

MAZARS CPA LIMITED
馬賽會計師事務所有限公司
34th Floor, The Lee Gardens,
33 Hysan Avenue, Causeway Bay, Hong Kong
香港銅鑼灣希慎道33號利園廣場34樓
Tel 電話: (852) 2909 5555
Fax 傳真: (852) 2810 0032
Email 電郵: info@mazars.com.hk
Website 網址: www.mazars.com.hk

致e-Kong Group Limited
(於百慕達註冊成立之有限公司)

全體股東

本核數師已審核列載於第23頁至59頁e-Kong Group Limited(「貴公司」)及其附屬公司(統稱「貴集團」)之綜合財務報表，此財務報表包括於二零零八年十二月三十一日之綜合及公司資產負債表、截至該日止年度之綜合收益表、綜合股本權益變動表及綜合現金流量表，以及主要會計政策概要及其他附註說明。

董事編製財務報表之責任

貴公司董事須遵照香港會計師公會(「香港會計師公會」)頒佈之香港財務報告準則(「香港財務報告準則」)及按照香港公司條例之披露規定，負責編製及真實而公平地呈列此等財務報表。此責任包括設計、實施及維護與編製及真實而公平地呈列財務報表相關之內部監控，以使財務報表不存在由於欺詐或錯誤而導致之重大錯誤陳述；選擇和應用適當之會計政策；及因應情況作出合理之會計估計。

核數師之責任

本核數師之責任是根據我們之審核對此等財務報表作出意見，並根據百慕達一九八一年公司法(經修訂)第90條將此意見僅向 閣下匯報而不作其他用途。我們不就此報告之內容，對任何其他人士負責或承擔責任。我們的審核工作已根據香港會計師公會頒佈之香港審計準則進行。該等準則要求我們遵守操守規定，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大之錯誤陳述。

獨立核數師報告書（續）

MAZARS

審核涉及執行程序以獲取有關財務報表所載金額及披露資料之審核憑證。所選定之程序取決於核數師之判斷，包括評估由於不論因欺詐或錯誤而導致財務報表存有重大錯誤陳述之風險。在作出該等風險評估時，核數師考慮與 貴集團編製及真實而公平地呈列財務報表相關之內部監控，以設計適當之審核程序，但並非旨在就 貴集團之內部監控之效能發表意見。審核亦包括評估所採用之會計政策之合適性及董事所作出之會計估計之合理性，以及就財務報表之整體呈列方式作出評估。

本核數師相信，我們所獲得之審核憑證就提出審核意見而言屬充分和恰當。

意見

本核數師認為，該等財務報表已根據香港財務報告準則真實而公平地反映 貴集團及 貴公司於二零零八年十二月三十一日之事務狀況及截至該日止年度 貴集團之虧損及現金流量，並已按照香港公司條例之披露規定妥為編製。

馬賽會計師事務所有限公司
執業會計師

香港，二零零九年三月三十日

郭婉文
執業證書號碼：P04604

綜合收益表

截至二零零八年十二月三十一日止年度

	附註	二零零八年 千港元	二零零七年 千港元
營業額	3	**786,997**	795,252
銷售成本		**(604,504)**	(583,405)
毛利		**182,493**	211,847
其他收益及收入	4	**2,338**	21,788
		184,831	233,635
銷售及分銷開支		**(50,515)**	(57,144)
業務宣傳及市場推廣開支		**(5,075)**	(7,143)
經營及行政開支		**(101,628)**	(99,234)
其他經營開支		**(25,603)**	(21,549)
經營溢利		**2,010**	48,565
財務費用	5	**(667)**	(1,951)
無形資產減值虧損	12	**(30,803)**	–
除稅前(虧損)／溢利	5	**(29,460)**	46,614
稅項	7	**(14,273)**	(2,394)
年內(虧損)／溢利	8及21	**(43,733)**	44,220
應佔年內(虧損)／溢利：			
本公司股權持有人		**(43,458)**	44,303
少數股東權益		**(275)**	(83)
年內(虧損)／溢利		**(43,733)**	44,220
EBITDA	9	**23,236**	65,673
		港仙	港仙
每股(虧損)／盈利	10		
基本		**(8.3)**	8.6
攤薄		**不適用**	不適用

綜合資產負債表

於二零零八年十二月三十一日

	附註	二零零八年 千港元	二零零七年 千港元
非流動資產			
物業、機器及設備	11	**21,734**	18,799
無形資產	12	**–**	41,504
遞延稅項資產	27	**3,690**	13,634
		25,424	73,937
流動資產			
貿易及其他應收款項	14	**102,096**	91,589
已抵押銀行存款	15	**2,155**	2,137
現金及銀行結餘		**177,173**	181,662
		281,424	275,388
流動負債			
貿易及其他應付款項	16	**117,238**	104,935
銀行借款之即期部份	17	**4,250**	10,430
財務租賃承擔之即期部份	18	**129**	206
應付稅項		**3,848**	4,288
		125,465	119,859
流動資產淨值		**155,959**	155,529
總資產減流動負債		**181,383**	229,466
非流動負債			
銀行借款	17	**–**	4,250
財務租賃承擔	18	**595**	213
遞延稅項負債	27	**367**	513
資產淨值		**180,421**	224,490
資本及儲備			
股本	19	**5,229**	5,229
儲備	21	**174,462**	218,256
本公司股權持有人應佔權益		**179,691**	223,485
少數股東權益	21	**730**	1,005
權益總額		**180,421**	224,490

經由董事會於二零零九年三月三十日批准及授權發佈

衛斯文
董事

林祥貴
董事

資產負債表

於二零零八年十二月三十一日

	附註	二零零八年 千港元	二零零七年 千港元
非流動資產			
物業、機器及設備	11	**2,884**	3,737
附屬公司權益	13	**101,594**	101,146
		104,478	104,883
流動資產			
貿易及其他應收款項	14	**1,976**	1,380
已抵押銀行存款	15	**914**	910
現金及銀行結餘		**89,420**	88,497
		92,310	90,787
流動負債			
貿易及其他應付款項	16	**15,673**	18,126
流動資產淨值		**76,637**	72,661
資產淨值		**181,115**	177,544
資本及儲備			
股本	19	**5,229**	5,229
儲備	21	**175,886**	172,315
權益總額		**181,115**	177,544

經由董事會於二零零九年三月三十日批准及授權發佈

衛斯文
董事

林祥貴
董事

綜合權益變動表

截至二零零八年十二月三十一日止年度

	本公司股權持有人應佔								
	股本 千港元	股份溢價 千港元	匯兑儲備 千港元	股本 贖回儲備 千港元	實繳盈餘 千港元	累計溢利 千港元	總計 千港元	少數 股東權益 千港元	權益總額 千港元
於二零零七年一月一日	4,709	23,461	(598)	6	83,489	21,050	132,117	–	132,117
發行新股份	520	46,280	–	–	–	–	46,800	–	46,800
股份發行開支	–	(1,400)	–	–	–	–	(1,400)	–	(1,400)
換算海外附屬公司時之匯兑差額	–	–	1,665	–	–	–	1,665	–	1,665
被視為出售附屬公司部份權益	–	–	–	–	–	–	–	1,088	1,088
年內溢利／(虧損)	–	–	–	–	–	44,303	44,303	(83)	44,220
於二零零七年十二月三十一日	5,229	68,341	1,067	6	83,489	65,353	223,485	1,005	224,490
換算海外附屬公司時之匯兑差額	–	–	(336)	–	–	–	(336)	–	(336)
年內虧損	–	–	–	–	–	(43,458)	(43,458)	(275)	(43,733)
於二零零八年十二月三十一日	**5,229**	**68,341**	**731**	**6**	**83,489**	**21,895**	**179,691**	**730**	**180,421**

綜合現金流量表

截至二零零八年十二月三十一日止年度

	附註	二零零八年 千港元	二零零七年 千港元
經營業務			
經營業務所得現金	22	**22,547**	45,948
已付所得稅		**(4,832)**	(4,350)
已收利息		**1,879**	4,206
已付銀行貸款利息		**(634)**	(1,931)
財務租賃承擔之利息		**(33)**	(20)
經營業務所得現金淨額		**18,927**	43,853
投資業務			
支付無形資產		**–**	(460)
購買物業、機器及設備		**(12,927)**	(9,095)
出售物業、機器及設備所得款項		**405**	9
被視為出售附屬公司部分權益所得款項		**–**	18,490
投資業務(所用)／所得現金淨額		**(12,522)**	8,944
融資業務			
償還銀行貸款		**(10,430)**	(17,085)
償還財務租賃承擔		**(460)**	(198)
發行股份		**–**	45,400
融資業務(所用)／所得現金淨額		**(10,890)**	28,117
現金及現金等值項目(減少)／增加淨額		**(4,485)**	80,914
於一月一日之現金及現金等值項目		**183,799**	101,909
現金及現金等值項目匯兑盈利		**14**	976
於十二月三十一日之現金及現金等值項目		**179,328**	183,799
現金及現金等值項目之結餘分析			
已抵押銀行存款		**2,155**	2,137
現金及銀行結餘		**177,173**	181,662
		179,328	183,799

1. 公司資料

本公司為於百慕達註冊成立之獲豁免有限公司，其普通股於香港聯合交易所有限公司(「聯交所」)上市。本公司之主要營業地點為香港中環皇后大道中15號置地廣場告羅士打大廈3705室。本公司之主要業務為投資控股。本公司主要附屬公司之詳情載於財務報表附註13。

2. 主要會計政策

編製基準

本財務報表乃根據香港會計師公會(「香港會計師公會」)頒佈之香港財務報告準則(「香港財務報告準則」)，包括所有適用之個別香港財務報告準則、香港會計準則及詮釋、香港普遍採納之會計原則、香港公司條例之披露規定及香港聯合交易所有限公司證券上市規則(「上市規則」)之相關披露規定而編製。

編製本財務報表之基準與二零零七年財務報表所採納者一致。採納由本年度起生效之新增及經修訂香港財務報告準則對本年度及以往年度本集團之業績及本集團及本公司之財務狀況並無重大影響。本集團採納之主要會計政策概要載列如下。

計量基準

此等財務報表乃按歷史成本而編製。

綜合賬目之基準

綜合財務報表包括本公司及其所有附屬公司截止每年十二月三十一日之財務報表。附屬公司之財務報表乃使用與本公司相同之財政年度並採納一致之會計政策而編製。

集團內公司間之所有結餘、交易、收入及開支，以及集團內公司間之交易所產生之損益均會全數對銷。於附屬公司之業績均由本集團取得控制權當日起直至控制權終止當日止期間作綜合結算。

少數股東權益指並非由本集團所持有之損益及資產淨值部分，並於綜合收益表內獨立呈列，並計入綜合資產負債表內之權益中，與母公司股權持有人分列。適用於少數股東應佔虧損高於其於附屬公司股權之部分將分配於本集團之權益中作出抵銷，惟倘少數股東負有具約束力之責任，及能作出額外投資補足虧損則除外。

本集團所採用之政策為與少數權益持有人進行之交易將視作與本集團以外人士進行交易處理。出售少數股東權益而導致本集團產生之盈虧於收益表內記賬。

附屬公司

附屬公司為本集團有權監管其財務及營運政策，從而在其業務中獲益之公司(包括特殊目的實體)。

於本公司之資產負債表內，附屬公司投資按成本扣除減值虧損入賬。投資之賬面值乃按個別投資減至其各自可收回數額。本公司按已收及應收股息將附屬公司業績入賬。

2. 主要會計政策(續)

物業、機器及設備

物業、機器及設備乃按成本減累計折舊及累計減值虧損列賬。

物業、機器及設備之成本值包括其購買價及任何將資產達致可作擬定用途之運作情況及地點之任何直接應佔成本。維修及保養費用乃於其產生年度自收益表扣除。

物業、機器及設備乃按其自可供使用之日期起計至下文所述之估計可使用年期，並扣除估計剩餘價值後，按下列折舊年率以直線法撇銷其扣除累計減值虧損之成本：

租賃物業裝修	剩餘租期
機械及設備	20% – 33%
辦公室設備、傢俬及裝置	20% – 33%
汽車	20%

財務租賃下所持有之資產乃按其估計可使用年限或租約年期(以較短者為準)予以折舊。

無形資產

獨立收購之無形資產

獨立收購而具固定可使用年期之無形資產按成本扣除累計攤銷及累計減值虧損入賬。該等無形資產乃以直線法按其估計可使用年期(就現有無形資產而言為5年)進行攤銷。估計可使用年期及攤銷方法乃於各全年申報期間結束時檢討，估計變動之影響按預先計提之基準入賬。

研發成本

研究成本於產生時支銷。開發活動涉及於計劃或設計中應用研究成果，以生產嶄新或得到重大改良之產品及程序。倘有關產品或程序於技術層面及商業角度皆為可行，而本集團具備充足資源以完成開發工作，則開發活動之成本會資本化。資本化之開支包括物料成本、直接勞工及適當比例之經常費用。其他開發開支於產生之期間時確認。當資產可供使用時，資本化的開發成本予以攤銷，並須按與獨立收購之無形資產相同之基準接受減值檢討。

已撥作資本化的其後開支，僅於與其有關之特定資產所附帶之未來經濟利益增加時，方予撥作資本化。其後所有其他開支(包括有關內部產生之商譽及品牌之開支)均於產生時於收益表內支銷。

2. 主要會計政策*(續)*

金融工具

財務資產及財務負債在本集團按交易日基準就相關工具訂立合約條款時確認。財務資產及財務負債按下列方式計量。

貸款及應收款項

貸款及應收款項（包括貿易及其他應收款項）指並無於活躍市場報價且並非為買賣而持有之具有固定或可釐定付款金額之非衍生財務資產。該等貸款及應收款項以實際利率法按攤銷成本列賬，惟倘應收款項為免息貸款及無固定還款期或其折現影響並不重大則除外。其時，應收款項按成本扣除減值虧損入賬。攤銷成本已計算在到期年內任何收購折讓或溢價。因取消確認、減值或透過攤銷程序所產生之盈虧計入收益表。

財務資產減值

本集團於各結算日評估有否客觀證據顯示財務資產出現減值。財務資產之減值虧損按攤銷成本入賬，而攤銷成本則為資產賬面值與按財務資產原訂實際利率折現之估計未來現金流量的現值兩者間之差異。倘資產之可收回金額之增加乃客觀地與於確認減值後出現之事件有關，有關減值虧損會於稍後期間透過收益表撥回，惟該資產於減值被撥回當日之賬面值不可超過未確認減值時之已攤銷成本。

財務負債

本集團之財務負債包括貿易及其他應付款項、銀行貸款及其他借款與財務租賃承擔。所有財務負債初步按其公平值確認，其後以實際利率法按攤銷成本計量，惟倘折現之影響不重要時，財務負債則按成本入賬。

不再確認財務資產及負債

財務資產在本集團財務資產之未來現金流量合約權利到期或財務資產被轉讓及本集團已將財務資產的所有風險及擁有權之回報轉讓時方會不再確認。財務負債於清償債務（即有關合約所訂明之責任獲解除、註銷或到期）時不再確認。

現金等值項目

就綜合現金流量表而言，現金等值項目指可隨時轉為已知數額現金且價值變動風險不大之短期高流動投資（銀行透支除外）。

非財務資產之減值

於各個結算日，本集團均會檢討其物業、機器及設備、具固定使用年期之無形資產及於附屬公司之投資之賬面值，以釐訂該等資產可有出現減值虧損或早前已確認之減值虧損不再存在或減少。倘資產之估計可收回金額低於其賬面值，則其賬面值將減至其可收回金額。減值虧損即時確認為開支。

2. 主要會計政策 *(續)*

非財務資產之減值 *(續)*

倘某項減值虧損其後撥回，則該項資產之賬面值將增至重新估計之可收回金額，惟以增加後之賬面值不得超逾該項資產於過往年度並無減值虧損所釐定之賬面值為限。減值虧損撥回時將即時確認為收入。

收益確認

收益乃於本集團可取得經濟利益及得以可靠地計算收益時確認。

電訊業務之收入乃於向客戶提供服務時確認。

利息收入乃未償還本金以適用之實際利率按時間比例計算。

租賃

凡絕大部份風險及擁有權之回報均已轉讓予承租人之租約，均列為財務租賃。所有其他租約均列作經營租賃。

根據財務租賃持有之資產按租賃資產之公平值或最低租賃付款之現值(以較低者為準)確認為本集團之資產。對出租人之相關負債在資產負債表列作財務租賃承擔。財務費用指租賃承擔總額與所收購資產公平值之差額，並會按有關租約之期限在收益表中扣除，使每個會計期間之餘下承擔有大約一致之支出。

根據經營租賃應付之租金乃按相關租約之期限以直線法確認為開支。

租賃獎勵於收益表確認為就使用租賃資產而議定之代價淨額之一部份。

外幣換算

本集團旗下每一間公司之財務報表項目按該公司經營所在主要經濟環境之貨幣(「功能貨幣」)列值。綜合財務報表則以港元(本公司之功能貨幣及呈列貨幣)呈列。

外幣交易按有關交易日之匯率換算為功能貨幣。因結算該等交易及因按年結日匯率換算以外幣計值之貨幣資產及負債而產生之外匯損益於收益表確認。

於綜合賬目時，以港元(呈列貨幣)以外之貨幣結算之公司之財務報表乃按結算日之概約匯率換算，而收益表則按當年平均匯率換算。換算公司所產生之一切匯兑差額均確認為權益內之獨立部份。

2. 主要會計政策(續)

稅項

現行所得稅乃根據本年度之業績計算，並就毋須課稅或不獲寬減之項目作出調整。所得稅乃採用結算日當天生效或實質生效之稅率計算。

遞延稅項按財務報表中資產及負債於結算日之稅基與其賬面值之間之暫時性差異，以負債法撥備。惟倘遞延稅項乃因初步確認一項交易(而非業務合併)之資產或負債而產生，且當時該項交易對會計溢利及應課稅損益未造成影響，則不予確認。

遞延稅項負債或資產根據於結算日已頒佈或實際上已頒佈之稅率及稅務法例，按預期適用於已收回資產或清還負債期間之稅率計算。倘日後應課稅溢利可能會用於抵銷可扣減之暫時性差異、稅項虧損及稅項撥回，則遞延稅項資產會確認入賬。

退休福利計劃

自二零零零年十二月起，本集團(海外附屬公司除外)為其香港全職僱員設立提供強制性公積金(「強積金」)退休福利計劃。退休福利計劃之供款責任於其發生時在收益表內確認為開支。該計劃之資產與本集團之其他資產分開，由獨立受託人持有。

根據強積金計劃，本集團及各合資格僱員均須每月作出強制性供款，供款額為僱員每月基本收入之5%，而各方每月之供款上限為1,000港元(為強制性供款)，彼等亦可選擇作出額外或自願性供款。倘僱員選擇作出自願性供款，本集團亦將作出相等之額外供款，上限為1,000港元。

根據強積金計劃，僱員有權按香港強制性公積金計劃條例之規定取回本集團之強制性供款及待於本集團服務滿一年後，僱員有權獲取本集團100%之自願性供款。

海外附屬公司亦已根據有關法定機關所訂明之法例規定，為彼等之僱員設立其退休金計劃或類似安排。

於結算日，本集團並無因僱員脫離強積金計劃而產生重大之沒收自願性供款，而該沒收供款可用作削減本集團於未來年度應付之供款。

以股份為基礎之付款

僱員獲授之購股權之公平值確認為僱員成本，並在權益內之資本儲備作相應增加。公平值乃於購股權授出日期計算，並計及授出購股權之條款及條件。倘僱員須符合歸屬期條件方可無條件享有該等購股權，預計公平值總額在歸屬期內攤分入賬，並已考慮購股權歸屬之或然率。

估計可歸屬購股權之數目須在歸屬期內作出檢討。除非原本僱員開支符合資產確認要求，否則任何已在過往年度確認之累計公平值之調整均須在檢討期內之收益表支銷／回撥，並在權益作相應調整。於歸屬日，確認為開支之金額按歸屬購股權之實際數目作調整，並在權益賬內作相應調整。

2. 主要會計政策*(續)*

關連方

倘某位人士(a)是直接或間接透過一位或多位中間人控制本集團，或受本集團控制或與本集團共同受控制，或於本集團擁有可對本集團施加重大影響之權益或共同控制本集團；(b)為本集團之聯繫人；(c)為本集團投資之合營企業；(d)為本集團之主要管理人員之一；(e)為(a)或(d)所述任何人士之近親；(f)為(d)或(e)所述任何人士直接或間接控制、共同控制或有重大影響或擁有其重大表決權之實體；或(g)為代表本集團或與本集團有關連之任何實體之僱員利益而設之離職後福利計劃，則該人士為本集團之關連方。

關鍵會計估計及判斷

呆壞賬撥備

本集團之呆壞賬撥備政策乃根據對應收款項之可收回性及賬齡分析之評估並按管理層之判斷釐定。於評估該等應收款項之最終變現情況時，須作出很大程度之判斷，包括評估每名客戶現時之信貸情況及過往之收回記錄。倘該等客戶之財政狀況轉壞，以致減弱彼等之付款能力，則須作出額外撥備。

確認遞延稅項資產

主要由未動用結轉稅項虧損產生之遞延稅項資產，僅會在根據所有可取得憑證預期日後可能有足夠應課稅溢利扣減未動用稅項虧損之情況下，方予確認。遞延稅項資產之確認主要涉及該遞延稅項資產之法定附屬公司之未來表現加以判斷。其他不同因素亦予以評估，以考慮是否具有力證據證明部份或全部遞延稅項資產最終有可能會變現，例如存在應課稅暫時性差異、稅務規劃策略及可動用估計稅項虧損之期間。遞延稅項資產之賬面值及有關財務模式與預算會於每個結算日檢討，若有足夠有力之證據證明在可動用期內有應課稅溢利可扣減結轉稅項虧損，屆時將增加資產結餘，並於收益表內扣除。

香港財務報告準則之未來變動

於批准此等財務報表之日期，本集團並無提前採納香港會計師公會頒佈而對本年度尚未生效之新增及經修訂香港財務報告準則。董事們並未預期在將來採納該等新增及經修訂香港財務報告準則會對本集團之業績造成重大影響。

3. 營業額

按種類確認之營業額分析如下：

	本集團	
	二零零八年	二零零七年
	千港元	*千港元*
電訊業務收入	**786,462**	793,261
其他	**535**	1,991
	786,997	795,252

4. 其他收益及收入

	本集團	
	二零零八年	二零零七年
	千港元	*千港元*
銀行存款之利息收入	**1,879**	4,206
被視為出售附屬公司部份權益之盈利*（附註）*	**–**	17,402
其他	**459**	180
	2,338	21,788

附註： 被視為出售附屬公司部份權益之盈利乃指一名機構投資者認購附屬公司之5%股本而產生。

5. 除稅前(虧損)／溢利

除稅前(虧損)／溢利已扣除／(計入)下列各項：

	本集團	
	二零零八年	二零零七年
	千港元	*千港元*
(a) 財務費用		
銀行貸款及其他借款(須於五年內全數償還)之利息	**634**	1,931
財務租賃承擔之財務費用	**33**	20
	667	1,951
(b) 其他項目		
僱員薪金及其他福利(包括董事之酬金)	**74,525**	77,401
退休福利計劃之供款	**2,426**	2,381
總員工成本	**76,951**	79,782
核數師酬金	**1,358**	1,332
已提供服務之成本	**604,504**	583,405
物業、機器及設備折舊	**10,525**	6,493
無形資產攤銷，已列入其他經營開支內	**10,701**	10,615
壞賬撇銷	**–**	14
呆賬撥備	**2,331**	1,978
出售物業、機器及設備之(盈利)／虧損	**(135)**	971
物業之經營租賃費用	**8,081**	6,819
上市投資已變現虧損	**883**	–
匯兌虧損淨額	**20**	244

6. 董事及高級行政人員酬金

本公司董事已收及應收之酬金總額如下：

	二零零八年			
	董事袍金	**薪金、離職金及其他酬金**	**退休福利計劃之供款**	**合計**
	千港元	*千港元*	*千港元*	*千港元*
執行董事				
衛斯文	–	1,800	24	1,824
林祥貴	–	2,145	24	2,169
非執行董事				
許博志	150	–	–	150
獨立非執行董事				
韋雅成	150	–	–	150
高來福 太平紳士	150	100	–	250
Gerald Clive Dobby	150	–	–	150
	600	**4,045**	**48**	**4,693**

	二零零七年			
	董事袍金	薪金、離職金及其他酬金	退休福利計劃之供款	合計
	千港元	*千港元*	*千港元*	*千港元*
執行董事				
衛斯文	–	1,500	24	1,524
Kuldeep Saran	–	1,849	12	1,861
林祥貴	–	2,240	24	2,264
非執行董事				
許博志	38	–	–	38
獨立非執行董事				
韋雅成	150	–	–	150
高來福 太平紳士	150	100	–	250
Gerald Clive Dobby	150	–	–	150
	488	5,689	60	6,237

6. 董事及高級行政人員酬金 *(續)*

最高薪人員酬金

五位 *(二零零七年：五位)* 最高薪人員當中，包括兩位 *(二零零七年：兩位)* 董事，其酬金詳情已載於上文。其餘三位 *(二零零七年：三位)* 人員之酬金總額如下：

	二零零八年 *千港元*	二零零七年 *千港元*
薪金、離職金及其他酬金	**6,005**	6,639
退休福利計劃之供款	**27**	39
	6,032	6,678

三位 (*二零零七年：三位*) 最高薪人員之酬金均介乎以下範圍：

	二零零八年 *人數*	二零零七年 *人數*
1,500,001港元至2,000,000港元	**2**	–
2,000,001港元至2,500,000港元	**1**	2
2,500,001港元至3,000,000港元	**–**	1
	3	3

本公司之執行董事連同上述三位 *(二零零七年：三位)* 最高薪人員就披露用途，均被視作本集團之主要管理人員。

7. 稅項

由於本集團於年內之應課稅溢利已全數被往年積存之承前稅項虧損抵銷，因此並無對香港利得稅作出撥備。

海外稅項乃指若干附屬公司根據其經營所在國家適用之稅率計算之所得稅。

	本集團	
	二零零八年 *千港元*	二零零七年 *千港元*
現行稅項		
海外所得稅	**(4,475)**	(4,642)
遞延稅項		
折舊免稅額	**(89)**	(623)
稅項虧損	**(9,709)**	2,871
	(9,798)	2,248
	(14,273)	(2,394)

有關本集團遞延稅項之詳情載於附註27。

7. 稅項*(續)*

有效稅率之對賬

	本集團	
	二零零八年	二零零七年
	%	%
適用稅率	**(33)**	26
不可扣減之開支	**5**	1
免稅收益	**(3)**	(5)
本年度出現之未確認稅項虧損	**7**	5
撥回較早前已確認之稅項虧損	**29**	–
運用較早前未確認之稅項虧損	**–**	(21)
確認較早前未確認之稅項虧損	**–**	(7)
未確認之遞延稅項資產	**36**	4
其他	**7**	2
年內有效稅率	**48**	5

此適用稅率是指本集團經營之地區所行使之平均稅率。

8. 年內溢利

年內溢利包括已計入本公司財務報表之溢利3,571,000港元*(二零零七年:20,479,000港元)*。

9. EBITDA

EBITDA指未扣除利息開支、稅項、折舊、攤銷及無形資產減值前之盈利。

10. 每股(虧損)/盈利

截至二零零八年十二月三十一日止年度之每股基本虧損,乃根據本公司股權持有人應佔綜合虧損43,458,000港元*(二零零七年:溢利44,303,000港元)*及年內已發行股份之加權平均數522,894,200股*(二零零七年:514,773,652股)*計算。

由於購股權之行使價較每股平均市場價格為高,因此並無呈列截至二零零八年及二零零七年十二月三十一日止年度之每股攤薄(虧損)/盈利。

11. 物業、機器及設備

	本集團				
	租賃物業裝修	機械及設備	辦公室設備、傢俬及裝置	汽車	合計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
於二零零七年一月一日	1,331	7,672	5,874	2,240	17,117
添置	125	5,698	3,272	–	9,095
出售	–	(8,882)	(1,906)	(1,400)	(12,188)
出售時撥回累計折舊	–	8,882	1,906	420	11,208
折舊	(701)	(3,303)	(2,069)	(420)	(6,493)
匯兑調整	–	–	60	–	60
於二零零七年十二月三十一日	755	10,067	7,137	840	18,799
於二零零八年一月一日	755	10,067	7,137	840	18,799
添置	–	12,359	1,333	–	13,692
出售	–	–	(2,032)	–	(2,032)
出售時撥回累計折舊	–	–	1,762	–	1,762
折舊	(564)	(7,459)	(2,222)	(280)	(10,525)
匯兑調整	–	–	38	–	38
於二零零八年十二月三十一日	**191**	**14,967**	**6,016**	**560**	**21,734**
代表：					
成本	2,216	47,439	26,229	1,400	77,284
累計折舊	(1,461)	(37,372)	(19,092)	(560)	(58,485)
於二零零八年一月一日	755	10,067	7,137	840	18,799
成本	2,216	59,798	25,543	1,400	88,957
累計折舊	(2,025)	(44,831)	(19,527)	(840)	(67,223)
於二零零八年十二月三十一日	**191**	**14,967**	**6,016**	**560**	**21,734**

於二零零八年十二月三十一日，本集團物業、機器及設備之賬面值包括根據財務租賃持有之資產700,000港元*（二零零七年：397,000港元）*。

11. 物業、機器及設備*(續)*

	本公司			
	租賃物業裝修	辦公室設備、傢俬及裝置	汽車	合計
	千港元	*千港元*	*千港元*	*千港元*
於二零零七年一月一日	1,038	2,109	2,240	5,387
添置	–	533	–	533
出售	–	–	(1,400)	(1,400)
出售時撥回累計折舊	–	–	420	420
折舊	(593)	(190)	(420)	(1,203)
於二零零七年十二月三十一日	445	2,452	840	3,737
於二零零八年一月一日	445	2,452	840	3,737
添置	–	51	–	51
出售	–	(52)	–	(52)
出售時撥回累計折舊	–	52	–	52
折舊	(445)	(179)	(280)	(904)
於二零零八年十二月三十一日	**–**	**2,324**	**560**	**2,884**
代表：				
成本	1,631	3,240	1,400	6,271
累計折舊	(1,186)	(788)	(560)	(2,534)
於二零零八年一月一日	445	2,452	840	3,737
成本	1,631	3,239	1,400	6,270
累計折舊	(1,631)	(915)	(840)	(3,386)
於二零零八年十二月三十一日	**–**	**2,324**	**560**	**2,884**

12.無形資產

	本集團		
	開發成本 *千港元*	客戶合約 *千港元*	總計 *千港元*
於二零零七年一月一日	3,137	48,522	51,659
添置	460	–	460
攤銷	–	(10,615)	(10,615)
於二零零七年十二月三十一日	3,597	37,907	41,504
於二零零八年一月一日	3,597	37,907	41,504
攤銷	–	(10,701)	(10,701)
減值虧損	(3,597)	(27,206)	(30,803)
於二零零八年十二月三十一日	**–**	**–**	**–**
代表：			
成本	3,597	52,933	56,530
累計攤銷	–	(15,026)	(15,026)
於二零零七年十二月三十一日	3,597	37,907	41,504
成本	3,597	52,933	56,530
累計攤銷及減值虧損	(3,597)	(52,933)	(56,530)
於二零零八年十二月三十一日	**–**	**–**	**–**

年內無形資產減值虧損乃與電訊業務有關之開發成本及客戶合約有關。

由於二零零八年第四季度經濟顯著放緩，管理層認為無形資產出現減值虧損，而減值須於年內全數確認。

13.附屬公司權益

	本公司	
	二零零八年 ***千港元***	二零零七年 *千港元*
非上市股份，按成本	**–**	–
應收附屬公司款項	**601,516**	601,068
減：撥備	**(499,922)**	(499,922)
	101,594	101,146

應收附屬公司款項乃無抵押、免息及無固定償還期，惟57,948,000港元*(二零零七年：57,948,000港元)*之款項乃按年息5.5厘計息、無抵押且須於二零一零年四月二十三日償還。應收款項之賬面值與其公平值相若。

13. 附屬公司權益(續)

於結算日之主要附屬公司之詳情如下：

附屬公司名稱	註冊成立／經營地點	已發行股本詳情	本公司所持有效權益 直接	間接	主要業務
ZONE USA, Inc. (i)	美國	10美元	–	100%	投資控股
ZONE Telecom Pte Ltd	新加坡	100,000坡元	–	100%	提供電訊服務
ZONE Telecom, Inc. (i)	美國	10美元	–	100%	提供電訊服務
ZONE Resources Limited	英屬處女群島	10,000美元	–	95%	提供以IP為基礎的通訊服務
ZONE Limited	香港	2港元	–	100%	提供電訊服務
ZONE Global Limited	英屬處女群島	1美元	–	100%	投資控股
ZONE Channel Services Limited	香港	2港元	–	100%	提供市場推廣及宣傳服務
Willow Consultants Limited (前稱「e-Kong Pillars Limited」)	英屬處女群島	1美元	–	100%	投資控股
speedinsure.com Limited	香港	10,000港元	–	70.3%	提供銷售及履行交收服務
speedinsure Global Limited	英屬處女群島	10,102美元	–	70.3%	投資控股
e-Kong Pillars Holdings Limited	英屬處女群島	1美元	100%	–	投資控股
Cyber Insurance Brokers Limited	香港	5,000,000港元	–	70.3%	保險經紀業務
China Portal Limited	英屬處女群島	1美元	–	100%	提供顧問服務
深圳盈港科技有限公司 (i)及(ii)	中華人民共和國	註冊資本人民幣1,000,000元	–	100%	提供技術顧問服務

(i) 該等公司非經Mazars審核。
(ii) 為一間於中華人民共和國成立之外商獨資企業。

本公司董事認為，上述概要列出之附屬公司，乃對本集團之業績有重大影響或構成集團資產淨值之主要部份。所持股份類別除另有說明外均為普通股。董事認為，列出其他附屬公司之詳情會使本附註過於冗長。

14. 貿易及其他應收款項

	本集團		本公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	千港元	*千港元*	*千港元*	*千港元*
應收貿易款項	**96,654**	87,367	**–**	–
呆賬撥備	**(5,198)**	(4,570)	**–**	–
	91,456	82,797	**–**	–
其他應收款項				
按金、預付款項及其他應收款項	**10,640**	8,792	**1,976**	1,380
	102,096	91,589	**1,976**	1,380

本集團銷售之信貸期主要介乎30至90日不等。貿易及其他應收款項包括應收貿易款項(已扣除呆賬撥備),有關賬齡分析(按發票日期)如下:

	本集團	
	二零零八年	二零零七年
	千港元	*千港元*
少於一個月	**77,828**	74,197
一至三個月	**12,814**	8,377
超過三個月但少於十二個月	**814**	223
	91,456	82,797

本集團之信貸政策載於附註24。

14. 貿易及其他應收款項(續)

呆賬撥備之變動如下：

	本集團		本公司	
	二零零八年 千港元	二零零七年 千港元	二零零八年 千港元	二零零七年 千港元
於一月一日	**4,570**	4,508	**–**	–
撥備增加	**2,331**	1,978	**–**	–
撇銷為無法收回之款項	**(1,699)**	(1,916)	**–**	–
匯兑差額	**(4)**	–	**–**	–
於十二月三十一日	**5,198**	4,570	**–**	–

應收貿易款項之賬齡分析(無論個別或共同均不視為減值)如下：

	本集團	
	二零零八年 千港元	二零零七年 千港元
逾期一至三個月	**14,343**	9,783
逾期超過三個月但少於十二個月	**1,110**	635
逾期款項	**15,453**	10,418
既未逾期亦未減值	**76,003**	72,379
	91,456	82,797

基於上述應收貿易款項之信貸質素並未有重大改變，而董事相信該等款項仍被視為可收回，故本集團並未就上述款項作出減值撥備。本集團亦無就該等結餘而持有任何抵押品。

既未逾期亦未減值之應收款項是指多名無違約記錄之客戶。

15. 已抵押銀行存款

於結算日，本集團及本公司分別抵押銀行存款為數2,155,000港元(*二零零七年：2,137,000港元*)及914,000港元(*二零零七年：910,000港元*)予銀行，作為銀行就本集團如期付款而向若干電訊營運商提供擔保之抵押。

16. 貿易及其他應付款項

	本集團		本公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	千港元	*千港元*	*千港元*	*千港元*
應付貿易款項	**55,481**	51,203	**–**	–
其他應付款項				
應計費用及其他應付款項	**61,757**	53,732	**1,143**	1,458
應付附屬公司款項	**–**	–	**14,530**	16,668
	117,238	104,935	**15,673**	18,126

應付附屬公司款項乃無抵押、免息且無固定還款期。

貿易及其他應付款項包括應付貿易款項，有關賬齡分析(按發票日期)如下：

	本集團	
	二零零八年	二零零七年
	千港元	*千港元*
少於一個月	**53,128**	40,462
一至三個月	**1,254**	10,284
超過三個月但少於十二個月	**1,099**	457
	55,481	51,203

17. 銀行借款

銀行貸款之還款期如下：

	本集團	
	二零零八年	二零零七年
	千港元	*千港元*
一年內	**4,250**	10,430
一年後但於兩年內	**–**	4,250
	4,250	14,680

17. 銀行借款 *(續)*

	本集團	
	二零零八年	二零零七年
	千港元	*千港元*
呈報為：		
流動負債	**4,250**	10,430
非流動負債	**–**	4,250
	4,250	14,680

貸款規定須每月償還本金及利息118,575美元（等值為924,885港元），亦規定每季支付之款項相等於上一季EBITDA之10%。貸款之年利率為7厘，並由美國之兩間附屬公司的所有資產作抵押。該等資產之總賬面值為154,615,000港元（包括為數14,565,000港元之物業、機器及設備、為數83,143,000港元之貿易及其他應收款項以及為數56,907,000港元之現金及銀行結餘）。

18. 財務租賃承擔

須償還之財務租賃承擔如下所列：

	本集團			
	最低租賃付款		最低租賃付款之現值	
	二零零八年	二零零七年	二零零八年	二零零七年
	千港元	*千港元*	*千港元*	*千港元*
財務租賃之到期日為：				
一年內	**193**	218	**129**	206
一年後但於兩年內	**193**	217	**142**	213
兩年後但於五年內	**515**	–	**453**	–
	901	435	**724**	419
未來財務費用	**(177)**	(16)	**–**	–
租賃承擔之現值	**724**	419	**724**	419

	本集團	
	二零零八年	二零零七年
	千港元	*千港元*
呈報為：		
流動負債	**129**	206
非流動負債	**595**	213
	724	419

財務租賃須按60次分期付款，並於二零一三年八月到期，而年息為9.6厘。財務租賃之賬面值與其公平值相若。

19. 股本

	二零零八年		二零零七年	
	股份數目	**金額**	*股份數目*	金額
		千港元		*千港元*
普通股				
法定				
12,000,000,000股每股面值0.01港元之普通股	**12,000,000,000**	**120,000**	12,000,000,000	120,000
已發行及繳足				
於一月一日	**522,894,200**	**5,229**	470,894,200	4,709
發行新股份	**–**	**–**	52,000,000	520
於十二月三十一日	**522,894,200**	**5,229**	522,894,200	5,229

20. 購股權

(a) 本公司

根據於一九九九年十月二十五日舉行之股東特別大會上採納之本公司僱員購股權計劃，本公司董事可按該計劃規定之條款及條件，酌情邀請本集團之合資格僱員（包括本公司之執行董事）接納可認購本公司股份之購股權。此計劃已於二零零二年六月二十八日舉行之股東特別大會上被終止，惟根據該計劃已授出但未行使之購股權其後仍然有效並受該計劃條款約束。

於二零零二年六月二十八日，本公司採納一項新購股權計劃，以遵守上市規則第17章之規定。根據新購股權計劃，本公司董事可按該計劃規定之條款及條件，酌情授出購股權予(i)本集團各成員公司或聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及／或(ii)全權信託對象包括上述任何人士之任何全權信託。本公司自採納新購股權計劃以來並無據其授出任何購股權。

(b) 附屬公司

於二零零二年六月二十八日，本公司就其附屬公司之購股權計劃採納計劃規則及程序（「附屬公司計劃規則及程序」）。根據附屬公司計劃規則及程序，各附屬公司可按符合附屬公司計劃規則及程序之條款及條件採納彼等各自之購股權計劃。據此，各有關附屬公司之董事會可酌情授出購股權予(i)附屬公司及其附屬公司、其任何控股公司或任何聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及／或(ii)全權信託對象包括任何上述人士之任何全權信託。自採納附屬公司計劃規則及程序以來，概無附屬公司根據附屬公司計劃規則及程序之條款及條件動用其購股權計劃權力。

20. 購股權 *(續)*

主要條款概要

本公司之新購股權計劃與附屬公司計劃規則及程序之主要條款概述如下：

(i) 目的

計劃旨在令董事會可向合資格參與者授出購股權，作為(i)表揚或確認合資格參與者曾經及將會為本集團作出之貢獻之鼓勵及／或獎勵及(ii)激勵傑出之僱員作出高水準表現，以提高長期股東價值。

(ii) 股數上限

根據計劃可授出之購股權（連同已行使及當時尚未行使之購股權），加上根據本公司或有關附屬公司任何其他購股權計劃將授出之購股權所涉及股份總數，合共不得超逾於批准該計劃當日已發行股本10%（除非獲股東另行批准則作別論）。於二零零八年五月二十二日，本公司股東批准更新根據本公司購股權計劃授出及將予授出所有購股權獲行使時可發行之股份總數之限額。於二零零九年三月三十日，根據新購股權計劃可供發行之本公司股份為65,978,681股，相等於本公司已發行股本約12.6%。

於截至授出購股權當日（包括該日）止任何12個月內，每名合資格參與者已獲發行及因行使根據計劃及任何其他購股權計劃獲授之購股權（包括已行使及尚未行使之購股權）而獲發行之股份總數，不得超過當時已發行股份之1%。

(iii) 行使期及接納購股權之付款

購股權乃根據可於將由董事所釐定並通知各承授人之期限內，隨時按計劃之條款行使，而行使期不得超過自授出日期起計10年。

倘本公司於要約日期起計28日內之營業日，接獲新購股權計劃之承授人妥為簽署載有接納授出購股權要約之函件副本，或按附屬公司計劃規則及程序，承授人按董事會不時釐定之方式妥為接納授出購股權要約，以及向本公司支付1.00港元（或等值之美元）作為獲授購股權之代價，則購股權應視作已經授出並獲接納及生效。

20. 購股權 *(續)*

主要條款概要 *(續)*

(iv) 認購價之釐定基準

本公司之購股權計劃

在計劃條款及上市規則之規限下，任何購股權之認購價不得少於以下之最高者(i)於授出日期股份在聯交所日報表之收市價；(ii)本公司股份於緊接授出日期前五個營業日在聯交所日報表之平均收市價；及(iii)本公司股份之面值。

附屬公司計劃規則及程序

在計劃條款及上市規則之規限下，任何購股權之認購價不得低於股份之面值，惟倘購股權擬根據美國稅務法例合資格成為獎勵性購股權，則其認購價不得低於計劃條款所述股份之公平市值。

(v) 計劃之剩餘年

董事會可酌情決定公司計劃之有效及生效期，惟以採納計劃之日起計10年為限。

年內，本公司各董事、主要行政人員、主要股東、貨物或服務供應商或舊購股權計劃下合資格僱員以外之其他參與者概無持有任何購股權。

於結算日已授出但尚未行使之購股權詳情如下：

			購股權數目				
授出日期	行使期間	行使價	於二零零七年一月一日	二零零七年內失效	於二零零七年十二月三十一日	二零零八年內失效	於二零零八年十二月三十一日
		港元					
一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	1.40	15,000	-	15,000	-	15,000
一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	1.60	7,500	-	7,500	-	7,500
一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	2.00	35,000	-	35,000	-	35,000
二零零零年四月二十八日	二零零一年四月二十八日至二零零九年十月二十四日	3.30	40,000	(15,000)	25,000	-	25,000
二零零零年八月九日	二零零一年八月九日至二零零九年十月二十四日	2.30	30,000	-	30,000	-	30,000
二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	1.20	20,000	-	20,000	-	20,000
合計			147,500	(15,000)	132,500	-	132,500

於二零零八年十二月三十一日尚未行使之購股權之行使價介乎1.20港元至3.30港元*(二零零七年：介乎1.20港元至3.30港元)*之間，剩餘加權平均合約期限為0.83年*(二零零七年：1.83年)*。

21. 儲備

	本公司股權持有人應佔							
	股份溢價	匯兌儲備	股本贖回儲備	實繳盈餘	累計溢利	合計	少數股東權益	權益總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團								
於二零零七年一月一日	23,461	(598)	6	83,489	21,050	127,408	–	127,408
發行新股份	46,280	–	–	–	–	46,280	–	46,280
股份發行開支	(1,400)	–	–	–	–	(1,400)	–	(1,400)
換算海外附屬公司時之匯兌差額	–	1,665	–	–	–	1,665	–	1,665
被視為出售附屬公司部份權益	–	–	–	–	–	–	1,088	1,088
年內溢利/(虧損)	–	–	–	–	44,303	44,303	(83)	44,220
於二零零七年十二月三十一日	68,341	1,067	6	83,489	65,353	218,256	1,005	219,261
換算海外附屬公司時之匯兌差額	–	(336)	–	–	–	(336)	–	(336)
年內虧損	–	–	–	–	(43,458)	(43,458)	(275)	(43,733)
於二零零八年十二月三十一日	**68,341**	**731**	**6**	**83,489**	**21,895**	**174,462**	**730**	**175,192**
本公司								
於二零零七年一月一日	23,461	–	6	83,489	–	106,956	–	106,956
發行新股份	46,280	–	–	–	–	46,280	–	46,280
股份發行開支	(1,400)	–	–	–	–	(1,400)	–	(1,400)
年內溢利	–	–	–	–	20,479	20,479	–	20,479
於二零零七年十二月三十一日	68,341	–	6	83,489	20,479	172,315	–	172,315
年內溢利	–	–	–	–	3,571	3,571	–	3,571
於二零零八年十二月三十一日	**68,341**	**–**	**6**	**83,489**	**24,050**	**175,886**	**–**	**175,886**

實繳盈餘乃指本公司於二零零二年十一月進行股本重組而從股份溢價賬轉撥之數額。根據百慕達1981年公司法(經修訂),實繳盈餘可供分派予股東,惟倘有理由相信出現下列情況,則本公司不得宣派或支付股息,或以實繳盈餘進行分派:

(i) 本公司在作出該付款後不能或將無法償還到期之負債;或

(ii) 本公司資產之可變現價值將因此少於其負債及已發行股本及股份溢價賬之總額。

21. 儲備 *(續)*

在符合上段所列之條件下，本公司於結算日可供分派予股東之儲備如下：

	二零零八年	二零零七年
	千港元	*千港元*
實繳盈餘	**83,489**	83,489
累計溢利	**24,050**	20,479
	107,539	103,968

22. 經營業務所得現金

	本集團	
	二零零八年	二零零七年
	千港元	*千港元*
除税前(虧損)／溢利	**(29,460)**	46,614
利息收入	**(1,879)**	(4,206)
利息開支	**634**	1,931
財務租賃承擔之利息	**33**	20
折舊	**10,525**	6,493
無形資產攤銷	**10,701**	10,615
無形資產減值虧損	**30,803**	–
被視為出售附屬公司部份權益之盈利	**–**	(17,402)
匯兑差額	**(471)**	622
出售物業、機器及設備之(盈利)／虧損	**(135)**	971
壞賬撇銷	**–**	14
呆賬撥備	**2,331**	1,978
營運資金變動：		
貿易及其他應收款項	**(12,818)**	(6,549)
貿易及其他應付款項	**12,283**	4,847
經營業務所得現金	**22,547**	45,948

23. 主要非現金交易

於年內，本集團就辦公室設備訂立財務租賃安排，而於安排生效時之總資本值為765,000港元 *(二零零七年：無)*。

24.財務風險管理目的及政策

本集團之主要金融工具包括銀行借款、財務租賃、現金及短期存款。該等金融工具之主要目的為增加或保留本集團經營業務之財務資源。本集團亦擁有其業務活動直接產生之各種其他金融工具，如應收貿易款項及應付貿易款項等。

貨幣、信貸及流動資金風險乃於本集團日常業務過程中產生。本集團之管理層負責監控及管理該等風險，以確保及時有效地採取適當措施。下文載列監控該等風險之主要政策。

貨幣風險

本集團旗下每一間公司之大多數交易皆以功能貨幣計值，同時本集團大部份之資產及負債、收入及付款以港元及美元計值，故本集團認為只要港元兑美元仍為聯繫匯率，則並無重大外匯波動風險。

信貸風險

本集團之信貸風險主要產生於貿易及其他應收款項。本集團管理層已制定一項信貸限額政策，並會持續監控信貸風險。為減低信貸風險，本集團管理層已建立信貸額度、信貸批准及其他監控程序，以確保能採取適當措施，收回逾期債項。

流動資金風險

本集團內個別營運單位須負責其本身之現金管理。為減低流動資金風險，本集團管理層會定期審閱營運單位之現時及預期流動資金要求，以確保其維持有充足現金儲備，能滿足其長短期流動資金需要。

24. 財務風險管理目的及政策 *(續)*

流動資金風險 *(續)*

本集團於結算日，按已訂約未折讓付款之財務負債其到期日概況如下。

	二零零八年				
	按要求	**少於三個月**	**三至十二個月**	**一年後但於五年內**	**合計**
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
計息借款	–	2,829	1,686	708	5,223
貿易及其他應付款項	10,402	105,788	1,048	–	117,238
	10,402	**108,617**	**2,734**	**708**	**122,461**

	二零零七年				
	按要求	少於三個月	三至十二個月	一年後但於五年內	合計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
計息借款	–	2,835	8,511	4,538	15,884
貿易及其他應付款項	10,001	93,753	1,181	–	104,935
	10,001	96,588	9,692	4,538	120,819

25. 資本管理

本集團資本管理之主要目標是保障集團持續營運之能力，以及為股東帶來回報。本集團管理其資本結構以維持流動資金、投資及借款間之平衡，並依據經濟環境之變動作出調整(包括向股東派付股息或發行新股份)。於截至二零零八年及二零零七年十二月三十一日止年度內，本集團資本管理之目標、政策及程序並無出現變動。

本集團致力維持盈餘淨額狀況，並按其淨債務與權益比率基準監察資本。於結算日之淨債務與權益比率(按照債務淨額除權益總額計算)如下：

	二零零八年 *千港元*	二零零七年 *千港元*
計息借款	**(4,974)**	(15,099)
貿易及其他應付款項	**(117,238)**	(104,935)
應付税項	**(3,848)**	(4,288)
減：現金及銀行結餘	**177,173**	181,662
盈餘淨額	**51,113**	57,340
權益總額	**180,421**	224,490
淨債務與權益比率	**不適用**	不適用

26. 承擔

資本開支承擔

	本集團	
	二零零八年 *千港元*	二零零七年 *千港元*
已訂約但未撥備(扣除已付按金)	**–**	983

經營租賃承擔

於結算日，根據不可撤銷之土地及樓宇經營租賃未來須支付之最低租賃付款總額如下：

	本集團		本公司	
	二零零八年 *千港元*	二零零七年 *千港元*	二零零八年 *千港元*	二零零七年 *千港元*
一年內	**11,515**	6,062	**4,555**	1,385
第二至第五年(包括首尾兩年在內)	**12,399**	4,228	**7,510**	–
	23,914	10,290	**12,065**	1,385

經營租賃付款主要指若干辦公物業及董事宿舍應付之租金。平均每隔二至三年便會磋商租約及釐定租金。

27. 遞延税項

本集團遞延税項淨額於年內之變動如下：

	本集團	
	二零零八年	二零零七年
	千港元	*千港元*
於一月一日	**13,121**	10,866
匯兑差額	**–**	7
收益表(扣除)／撥回	**(9,798)**	2,248
於十二月三十一日	**3,323**	13,121

已確認之遞延税項資產及負債

	本集團			
	資產		負債	
	二零零八年	二零零七年	二零零八年	二零零七年
	千港元	*千港元*	*千港元*	*千港元*
折舊免税額	**(104)**	131	**(367)**	(513)
税項虧損	**3,794**	13,503	**–**	–
於十二月三十一日	**3,690**	13,634	**(367)**	(513)

未確認之遞延税項資產

	本集團	
	二零零八年	二零零七年
	千港元	*千港元*
税項虧損	**112,318**	118,728
可扣減之暫時性差異	**21,038**	281
於十二月三十一日	**133,356**	119,009

根據現行税法，未確認税項虧損為數428,995,000港元*(二零零七年：430,064,000港元)*及可扣減之暫時性差異為數63,641,000港元*(二零零七年：2,191,000港元)*均無屆滿日期，惟涉及美國一間附屬公司之税項虧損237,338,000港元*(二零零七年：263,437,000港元)*除外。該等税項虧損自其產生年度起計可結轉20年，將於二零二零年開始屆滿。

28. 分部資料

本集團於年內主要營運地區及業務活動分部之分析如下:

(a) 按地區分部劃分

按地區分部呈報資料時,收益、分部資產及資本開支乃根據客戶所在地區或資產所處位置(如適用)呈列。

截至二零零八年十二月三十一日止年度

	北美洲 *千港元*	亞太地區 *千港元*	抵銷 *千港元*	綜合 *千港元*
營業額				
對外銷售	692,249	94,748	–	786,997
分部間銷售	–	3,019	(3,019)	–
	692,249	97,767	(3,019)	786,997
業績				
分部業績	1,640	20,106	–	21,746
無形資產減值虧損	(27,206)	(3,597)	–	(30,803)
	(25,566)	16,509	–	(9,057)
財務費用				(667)
其他經營收入及開支				(19,736)
除稅前溢利				(29,460)
稅項				(14,273)
年內虧損				(43,733)

分部間銷售乃按當時市場價格計算列賬。

	北美洲 *千港元*	亞太地區 *千港元*	抵銷 *千港元*	綜合 *千港元*
其他資料				
資本開支	11,203	2,489	–	13,692
折舊及攤銷	18,284	2,942	–	21,226
主要非現金開支(折舊及攤銷除外)	2,051	280	–	2,331
資產				
分部資產	158,016	149,108	(276)	306,848
負債				
分部負債	109,890	16,813	(276)	126,427

28. 分部資料 *(續)*

(a) 按地區分部劃分 *(續)*

截至二零零七年十二月三十一日止年度

	北美洲 *千港元*	亞太地區 *千港元*	抵銷 *千港元*	綜合 *千港元*
營業額				
對外銷售	698,915	96,337	–	795,252
分部間銷售	–	5,335	(5,335)	–
	698,915	101,672	(5,335)	795,252
業績				
分部業績	27,295	27,657	–	54,952
財務費用				(1,951)
其他經營收入及開支				(6,387)
除税前溢利				46,614
税項				(2,394)
年內溢利				44,220

分部間銷售乃按當時市場價格計算列賬。

	北美洲 *千港元*	亞太地區 *千港元*	抵銷 *千港元*	綜合 *千港元*
其他資料				
資本開支	5,700	3,395	–	9,095
折舊及攤銷	14,688	2,420	–	17,108
主要非現金開支(折舊及攤銷除外)	1,782	1,181	–	2,963
資產				
分部資產	195,793	155,915	(2,383)	349,325
負債				
分部負債	107,859	19,359	(2,383)	124,835

28. 分部資料（續）

(b) 按業務分部劃分

截至二零零八年十二月三十一日止年度

	電訊業務 千港元	其他 千港元	抵銷 千港元	綜合 千港元
營業額				
對外銷售	786,462	535	–	786,997
分部間銷售	–	40	(40)	–
	786,462	575	(40)	786,997
業績				
分部業績	21,744	2	–	21,746
無形資產減值虧損	(30,803)	–	–	(30,803)
	(9,059)	2	–	(9,057)
財務費用				(667)
其他經營收入及開支				(19,736)
除稅前溢利				(29,460)
稅項				(14,273)
年內虧損				(43,733)

分部間銷售乃按當時市場價格計算列賬。

其他資料				
資產				
一業務分部	211,316	292	(40)	211,568
一未予分配項目				95,280
				306,848
資本開支				
一業務分部	13,641	–	–	13,641
一未予分配項目				51
				13,692

28. 分部資料 *(續)*

(b) 按業務分部劃分 *(續)*

截至二零零七年十二月三十一日止年度

	電訊業務 *千港元*	其他 *千港元*	綜合 *千港元*
營業額			
對外銷售	793,261	1,991	795,252
業績			
分部業績	55,003	(51)	54,952
財務費用			(1,951)
其他經營收入及開支			(6,387)
除稅前溢利			46,614
稅項			(2,394)
年內溢利			44,220
其他資料			
資產			
一業務分部	254,373	413	254,786
一未予分配項目			94,539
			349,325
資本開支			
一業務分部	8,539	23	8,562
一未予分配項目			533
			9,095

本集團業績與資產及負債概要

本集團截至十二月三十一日止五個年度之業績

	二零零八年	二零零七年	二零零六年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
營業額	**786,997**	795,252	702,810	422,590	402,654
除稅前(虧損)／溢利	**(29,460)**	46,614	44,631	38,532	(132,976)
稅項(扣除)／撥回	**(14,273)**	(2,394)	(3,999)	8,544	1,369
年內(虧損)／溢利	**(43,733)**	44,220	40,632	47,076	(131,607)
	港仙	*港仙*	*港仙*	*港仙*	*港仙*
每股(虧損)／盈利					
基本	**(8.3)**	8.6	8.6	10.0	(28.0)
攤薄	**不適用**	不適用	不適用	不適用	不適用

本集團於十二月三十一日之資產及負債

	二零零八年	二零零七年	二零零六年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
非流動資產	**25,424**	73,937	79,642	23,025	12,179
流動資產	**281,424**	275,388	188,539	128,358	92,763
資產總額	**306,848**	349,325	268,181	151,383	104,942
非流動負債	**962**	4,976	22,996	618	809
流動負債	**125,465**	119,859	113,068	59,693	60,510
負債總額	**126,427**	124,835	136,064	60,311	61,319
資產淨值	**180,421**	224,490	132,117	91,072	43,623

股東資料

股東週年大會

二零零九年股東週年大會將於二零零九年五月十九日星期二上午十一時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行。股東週年大會通告於二零零九年四月十六日同時刊登於香港交易及結算所有限公司及本公司之網站，而副本刊載於二零零九年四月十六日致本公司股東(「股東」)之通函，並連同此二零零八年年報一併寄發予股東及其他收件人。

股東查詢

任何有關　閣下持股之查詢，例如股份過戶、名稱或地址變更或遺失股票，應向股份過戶登記處提出：

於百慕達之股份過戶登記處	Butterfield Fulcrum Group (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
股份過戶登記處香港分處	卓佳秘書商務有限公司 香港 灣仔 皇后大道東28號 金鐘匯中心26樓

任何有關閣下持有本公司美國預託證券之查詢，應向存管處The Bank of New York Mellon提出，通訊地址為BNY Mellon Shareowner Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, USA。

投資者關係

如有查詢，歡迎聯絡：

香港
中環皇后大道中15號
置地廣場
告羅士打大廈3705室
e-Kong Group Limited
投資者關係組

電話號碼：	+852 2801 7188
傳真號碼：	+852 2801 7238
電郵：	ir@e-kong.net

美國預託證券計劃

本公司已於二零零三年五月推出第一級美國預託證券計劃，據此，本公司之股份可以美元定價及報價，在美國以美國證券及股票代號「EKONY」買賣。

如欲查詢更多資料，可聯絡存管處The Bank of New York Mellon，通訊地址為BNY Mellon Shareowner Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, USA或瀏覽其網站*www.adrbny.com*或致電免費專線電話1-888-269-2377。

公司通訊

於二零零三年九月十五日，本公司向股東致函，請彼等選擇(其中包括)將來接收英文、中文或中英雙語之公司通訊。二零零八年年報之英文、中文或中英文本，將按股東之選擇寄發，倘股東尚未選擇，則按該函件所述之安排寄發。

股東資料（續）

股東亦可向本公司之股份過戶登記處香港分處卓佳秘書商務有限公司（地址為香港灣仔皇后大道東28號金鐘匯中心26樓）索取此二零零八年年報之另一語言文本。如欲查詢更多資料，請聯絡卓佳秘書商務有限公司，電話號碼2980 1766或傳真號碼2861 1465。

Shareholders may also obtain this 2008 Annual Report in the language other than that he / she now receives upon request to the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. For further enquiries, please contact Tricor Secretaries Limited at telephone no. 2980 1766 or facsimile no. 2861 1465.

此二零零八年年報之中英文文本，已可於本公司網站下載，有關電子文本亦已呈交香港交易及結算所有限公司。

股東可隨時選擇接收印刷或電子版本之公司通訊。

如欲選擇接收英文、中文或中英文之本公司公司通訊、或接收電子版本通訊、或取消或修改以前之指示，股東可填妥及簽署此二零零八年年報書末所載及可於本公司網站*www.e-kong.com*下載之指示回條，並以郵寄方式或電郵至*ekong524-ecom@hk.tricorglobal.com*將其交回本公司或本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

$50現金券

本公司鼓勵股東選擇收取電子版本之公司通訊，這將有助於本公司減少紙張消耗及節省付印及郵遞成本。為感謝股東之支持，凡於二零零九年六月三十日或之前填妥及簽署指示回條選擇收取電子版本之公司通訊，並交回本公司或其股份過戶登記處香港分處卓佳秘書商務有限公司之股東，每位將享有價值50港元免費以ZONE香港(*www.zone1511.com*)撥出之國際長途電話通話優惠。確認電郵將由ZONE香港於二零零九年七月三十一日前後寄至已登記透過電子方式接收公司通訊之每位合資格股東之電郵地址。

關於將來收取公司通訊之
指示回條

致： **e-Kong Group Limited（「本公司」）**
由卓佳秘書商務有限公司轉交
香港
灣仔皇后大道東28號
金鐘匯中心26樓

請只在指示回條中一個方格內劃上✓號

1. 印刷形式

(a) *完整財務報告及其他公司通訊（英文、中文或中英文）*
於將來，
❒ 本人／吾等願意僅收取完整財務報告及其他的公司通訊之英文印刷版本；或
❒ 本人／吾等願意僅收取完整財務報告及其他的公司通訊之中文印刷版本；或
❒ 本人／吾等願意收取完整財務報告及其他的公司通訊之中英文印刷版本。

(b) *財務摘要報告及其他公司通訊（英文、中文或中英文）*
於將來，
❒ 本人／吾等願意僅收取財務摘要報告（如有）及其他的公司通訊之英文印刷版本；或
❒ 本人／吾等願意僅收取財務摘要報告（如有）及其他的公司通訊之中文印刷版本；或
❒ 本人／吾等願意收取財務摘要報告（如有）及其他的公司通訊之中英文印刷版本。

2. 電子形式

❒ 於將來，本人／吾等願意以電子形式收取公司通訊以代替上文1(a)及(b)段所述之任何或所有印刷文本：

本人／吾等之電郵地址：______________________________
（通知發佈公司通訊適用）

❒ 本人／吾等願意更改本人／吾等之電郵地址如下：
本人／吾等之新電郵地址：______________________________
（通知發佈公司通訊適用）

生效日期：______________________________

簽署：______________________ 日期：______________________

股東姓名：______________________________

地址：______________________________

聯絡電話號碼：______________________________

附註：

1. 上述指示適用於將來寄發予本公司股東（「股東」）之所有公司通訊，直至 閣下以合理書面通知形式告知本公司另作選擇為止。
2. 如有要求，將來所有公司通訊之中英文版本均在本公司或本公司之股份過戶登記處香港分處卓佳秘書商務有限公司可供索閱。
3. 股東有權於任何時間填妥及簽署本指示回條並以郵寄方式或電郵至*ekong524-ecom@hk.tricorglobal.com*將其交回本公司或本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，要求更改收取公司通訊之語言版本及形式。
4. 本指示回條之電子格式檔於本公司網頁登載。

INSTRUCTION SLIP
ON RECEIVING FUTURE CORPORATE COMMUNICATIONS

To: **e-Kong Group Limited (the "Company")**
c/o Tricor Secretaries Limited
26th Floor
Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

Please tick only one box of this instruction slip

1. PRINTED FORM

(a) *Full Financial Reports and other Corporate Communications (English, Chinese or both)*

In future,

- ❒ I / We would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the English language only; OR
- ❒ I / We would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the Chinese language only; OR
- ❒ I / We would like to receive the printed copies of Full Financial Reports and other Corporate Communications in both the English and Chinese languages.

(b) *Summary Financial Reports and other Corporate Communications (English, Chinese or both)*

In future,

- ❒ I / We would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the English language only; OR
- ❒ I / We would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the Chinese language only; OR
- ❒ I / We would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in both the English and Chinese languages.

2. ELECTRONIC MEANS

- ❒ In future, I / we would like to receive the Corporate Communications through electronic means in lieu of any or all of the printed copies referred to in 1(a) and (b) above:

  My / Our E-mail Address: ______________________________

  (for notification of Corporate Communication release)

- ❒ I / We would like to change my / our E-mail Address as follows:

  My / Our New E-mail Address: ______________________________

  (for notification of Corporate Communication release)

  With effect from: ______________________________

Signature: ______________________________ Date: ______________________________

Name of Shareholder: ______________________________

Address: ______________________________

Contact telephone number: ______________________________

Notes:

1. The above instruction will apply to all future Corporate Communications to be sent to Shareholders of the Company ("Shareholders") until you notify the Company the otherwise by reasonable notice in writing.
2. All future Corporate Communications in both the English and Chinese languages will be available from the Company or Tricor Secretaries Limited, the Company's branch share registrar in Hong Kong, upon request.
3. The Shareholders are entitled to change the choice of language of and means of receiving Corporate Communications at any time by completing, signing and returning this instruction slip to the Company or Tricor Secretaries Limited, the Company's branch share registrar in Hong Kong, by mail or by email to *ekong524-ecom@hk.tricorglobal.com*.
4. A soft copy of this instruction slip is available on the Company's website.

香港
中環皇后大道中15號
置地廣場
告羅士打大廈3705室
電話: +852 2801 7188
傳真: +852 2801 7238
網址: www.e-kong.com

本報告採用環保紙印

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in e-Kong Group Limited (the "Company"), you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

AND

RE-ELECTION OF RETIRING DIRECTORS

A notice convening the annual general meeting of the Company to be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Tuesday, 19 May 2009 at 11:00 a.m. is set out on pages 12 to 15 of this circular.

If you are not able to attend and / or vote at the meeting in person, you are requested to complete and return the form of proxy enclosed with this circular in accordance with the instructions printed thereon to the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

16 April 2009

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Tuesday, 19 May 2009 at 11:00 a.m., and any adjournment thereof
"Board"	the board of Directors
"Bye-laws"	bye-laws of the Company as may be amended from time to time
"Company"	e-Kong Group Limited, a company incorporated in Bermuda with limited liability and the Shares of which are listed on the Stock Exchange
"Director(s)"	director(s) of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issue Mandate"	the proposed mandate to allot, issue and deal with additional Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution approving the said mandate
"Latest Practicable Date"	7 April 2009, being the latest practicable date for ascertaining certain information in this circular prior to the printing of this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Mandate"	the proposed mandate to exercise the power of the Company to repurchase Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the resolution approving the said mandate
"SFC"	the Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance, Cap. 571, Laws of Hong Kong

"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) for the time being of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Code on Takeovers and Mergers issued by the SFC

In this circular, unless the context otherwise requires, words importing masculine gender include feminine and neutral genders, and vice versa.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 524)

Directors:
Richard John Siemens *(Chairman)*
Lim Shyang Guey
William Bruce Hicks*
Shane Frederick Weir**
John William Crawford J.P.**
Gerald Clive Dobby**

* *Non-executive Director*
** *Independent Non-executive Directors*

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Place of Business:
3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

16 April 2009

To the Shareholders and, for information purposes only, holders of the Options

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

AND

RE-ELECTION OF RETIRING DIRECTORS

INTRODUCTION

On 22 May 2008, general mandates were granted to the Directors to issue Shares and to exercise all the powers of the Company to repurchase its Shares. These general mandates will lapse at the conclusion of the AGM. It is therefore proposed to refresh the general mandates to issue Shares and to repurchase Shares at the AGM.

The purpose of this circular is to provide you with information in relation to the resolutions to be proposed at the AGM for the approval of (i) granting of general mandates to the Directors to issue and to repurchase Shares and (ii) re-election of retiring Directors.

GENERAL MANDATE TO ISSUE SHARES

Separate ordinary resolutions will be proposed at the AGM to approve (i) the granting of the Issue Mandate to the Directors and (ii) the addition to the Issue Mandate of any Shares repurchased by the Company under the authority of the Repurchase Mandate, in order to provide flexibility for issuing new Shares when it is in the interests of the Company to do so, details of which are respectively set out in the proposed Resolutions Nos. 4A and 4C in the notice of the AGM. Assuming no further Shares are issued and no Shares are repurchased after the Latest Practicable Date and up to the date of the AGM, if the Issue Mandate will be granted by the Shareholders at the AGM, the Directors will be given the authority to allot, issue and deal with up to additional 104,578,840 Shares until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the applicable laws or the Bye-laws to be held and (iii) the date on which it is revoked or varied by an ordinary resolution of the Shareholders in general meeting. The Directors have no present intention to issue any new Shares pursuant to the Issue Mandate.

GENERAL MANDATE TO REPURCHASE SHARES

An ordinary resolution will be proposed at the AGM to approve the granting of the Repurchase Mandate to the Directors, details of which are set out in the proposed Resolution No. 4B in the notice of the AGM. The Shares which may be repurchased pursuant to the Repurchase Mandate are limited to a maximum of 10% of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate.

If the resolution for granting the Repurchase Mandate is passed at the AGM, the Repurchase Mandate will be in force until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the applicable laws or the Bye-laws to be held and (iii) the date on which it is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

An explanatory statement as required by the Listing Rules is set out in Appendix I to this circular. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether or not to vote for or against the ordinary resolution to grant the Repurchase Mandate to the Directors at the AGM.

RE-ELECTION OF RETIRING DIRECTORS

In accordance with bye-laws 86 and 87 of the Bye-laws and in compliance with the Listing Rules, Messrs. Richard John Siemens and William Bruce Hicks shall retire by rotation at the AGM and, being eligible, offer themselves for re-election. Particulars of Mr. Siemens and Mr. Hicks are set out below:

Mr. Richard John Siemens

Richard John Siemens, 64, Chairman, was appointed in January 2000. Mr. Siemens is the Chairman and a founding member of the Distacom Group, a privately-held group of companies engaging in mobile telecommunication business, and the non-executive Chairman of Automotive Technology Group Limited. Trained as a Chartered Accountant, Mr. Siemens's financial acumen and entrepreneurial leadership has been instrumental in the establishment of many well-known international telecommunication and broadcasting companies such as Hutchison Telecom, Orange, AsiaSat, STAR TV, Metro Radio, and mobile telecommunication businesses in Hong Kong, Italy, India, Japan and Madagascar led by Distacom. Save as disclosed above, Mr. Siemens did not hold any other directorships in public companies listed in Hong Kong or any other major exchanges in the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Siemens had the following interests in the Shares as recorded in the register required to be kept under section 352 in Part XV of the SFO:

Capacity	Number of Shares held	Approximate percentage of shareholding
Held by controlled corporations	116,630,200 *(Note)*	22.3%

Note: 16,630,000 Shares are beneficially owned by Siemens Enterprises Limited and 100,000,200 Shares are beneficially owned by Goldstone Trading Limited, both companies controlled by Mr. Richard John Siemens.

In accordance with the service agreement with Mr. Siemens, the term of his appointment shall, subject to the applicable rules and provisions of the Bye-laws regarding retirement and re-election at the annual general meetings of the Company, expire on 29 March 2010 provided always that either the Company or Mr. Siemens may terminate the appointment by giving to the other party not less than three (3) calendar months' notice in writing. Under the service agreement, Mr. Siemens is entitled to an annual remuneration and a residential accommodation and, if any, a discretionary bonus. Mr. Siemens's emoluments, comprising the remuneration, residential accommodation or, if applicable, accommodation allowance, and discretionary bonus as aforesaid, were determined by the provisions of the service agreement, which in turn were formulated with reference to his duties and responsibilities within the Group, and the incentive plan of the Group as approved by the remuneration committee of the Company. Such emoluments for the year ended 31 December 2008 amounted to HK$1,824,000. Mr. Siemens is a director of Bravo Holdings Limited, Cyberman Limited, e-Kong Pillars Holdings Limited, Karavos Holdings Limited, ZONE Global Limited, ZONE India Holdings Limited, ZONE Resources Limited and ZONE Telecom Pte Ltd, all being subsidiaries of the Company. Mr. Siemens is also a member of the executive management committee, remuneration committee and share option committee of the Company.

Save as disclosed above, Mr. Siemens is not connected with any directors, senior management or substantial shareholders of the Company, there are no matters that are required to be disclosed in accordance with Rules 13.51(2)(h) to (v) (both inclusive) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

Mr. William Bruce Hicks

William Bruce Hicks, 47, Non-executive Director, was appointed in December 2001. He is currently a founder of TPIZ Resources Limited, a Hong Kong-based firm which invests in and develops environmental projects in China. Mr. Hicks has been a director of various Distacom Group companies since 1994. Prior to that, Mr. Hicks worked at Hutchison Telecom in Hong Kong and Motorola, Inc. in the United States. He holds a B.S.E.E. degree from Michigan Technological University and an M.B.A. from the International Management Institute in Geneva, Switzerland. Mr. Hicks was the Group Managing Director of SUNDAY Communications Limited ("SUNDAY", a public company previously listed in NASDAQ and Hong Kong until 12 December 2006 and 20 December 2006 respectively) between 2001 and July 2005 and was the Chief Executive Officer of SUNDAY between July 2005 and June 2006. Save as disclosed above, Mr. Hicks did not hold any other directorships in public companies listed in Hong Kong or any other major exchanges in the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Hicks had the following interests in the Shares as recorded in the register required to be kept under section 352 in Part XV of the SFO:

Capacity	Number of Shares held	Approximate percentage of shareholding
Personal	3,949,914	0.8%
Held by a controlled corporation	67,962,428 *(Note)*	13.0%

Note: 67,962,428 Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.

In accordance with the letter of appointment with Mr. Hicks, the term of his appointment shall, subject to the applicable rules and provisions of the Bye-laws regarding retirement and re-election at the annual general meetings of the Company, expire on 31 December 2011 provided always that either the Company or Mr. Hicks may terminate the appointment by giving to the other party not less than one (1) calendar month's notice in writing. Mr. Hicks is entitled to an annual director's fee of HK$150,000, which was determined by the Board with reference to the prevailing market level of remuneration for a similar position. Other than the aforesaid, Mr. Hicks is not entitled to any other emoluments for holding office as a Non-executive Director.

Save as disclosed above, Mr. Hicks does not hold any positions with the Company or its subsidiaries, and is not connected with any directors, senior management or substantial shareholders of the Company, there are no matters that are required to be disclosed in accordance with Rules 13.51(2)(h) to (v) (both inclusive) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

ANNUAL GENERAL MEETING

A notice of the AGM is set out in Appendix II to this circular.

A form of proxy for use at the AGM is enclosed with this circular. If you are not able to attend and / or vote at the AGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

VOTING BY POLL AT THE ANNUAL GENERAL MEETING

Pursuant to Rules 13.39(4) and (5) of the Listing Rules, any vote of shareholders at a general meeting must be taken by poll and an announcement on the poll results of the general meeting will be made by the Company after the general meeting as soon as possible. Accordingly, all resolutions proposed at the AGM shall be voted by poll.

RECOMMENDATION

The Directors consider that the granting of the Issue Mandate and the Repurchase Mandate, the extension of the Issue Mandate to the Shares repurchased pursuant to the Repurchase Mandate and re-election of the retiring Directors are in the best interests of the Company and the Shareholders and, accordingly, recommend you to vote in favour of the resolutions to be proposed at the AGM.

MISCELLANEOUS

As at the Latest Practicable Date, to the extent that the Company was aware of having made all reasonable enquiries, no Shareholder was required to abstain from voting under the Listing Rules on any of the proposed resolutions as set out in the notice of the AGM.

The English text of this circular and the accompanying proxy form shall prevail over the Chinese text in case of inconsistency.

Yours faithfully,
By order of the Board
Richard John Siemens
Chairman

This Appendix serves as an explanatory statement given to the Shareholders, as required under the Listing Rules, in connection with the proposed Repurchase Mandate.

1. LISTING RULES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' approval

All repurchase of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to undertake such repurchases or by a specific approval in relation to specific transactions.

(b) Source of funds

Repurchases must be funded out of funds which are legally available for such purpose in accordance with the company's constitutional documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

(c) Maximum number of shares to be repurchased and subsequent issue

A maximum of 10% of the issued share capital of the company as at the date of the passing of the relevant resolution for granting the general mandate of share repurchase may be repurchased on the Stock Exchange. A company may not, without the approval of the Stock Exchange, issue new shares or announce a proposed issue of new shares for a period of 30 days immediately following a share repurchase, whether on the Stock Exchange or otherwise, other than an issue of shares pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities, which are outstanding prior to the date of the repurchase.

2. SHARE CAPITAL

It is proposed that up to 10% of the Shares in issue as at the date of passing the resolution to approve the Repurchase Mandate may be repurchased. As at the Latest Practicable Date, the number of Shares in issue was 522,894,200. On the basis of such figure (assuming no further Shares are issued or repurchased following the Latest Practicable Date and prior to the date of the AGM), the Company would be allowed under the Repurchase Mandate to repurchase Shares up to a limit of 52,289,420 Shares.

3. REASON FOR REPURCHASES

Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and / or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

4. FUNDING OF REPURCHASES

Funds required for any share repurchase by the Company would be derived from those funds legally permitted to be utilised by the Company in this connection in accordance with the Memorandum of Association of the Company and the Bye-laws and applicable laws of Bermuda. Under Bermuda law, a share purchase may only be effected by the Company out of the capital paid up on the purchased shares or out of the funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account. In addition, no share purchase may take place if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the Company is, or after the purchase would be, unable to pay its liabilities as they become due.

The Directors consider that there might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated financial statements of the Group for the year ended 31 December 2008, being the latest published accounts of the Company) in the event that the Repurchase Mandate is to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules, the Memorandum of Association of the Company and the Bye-laws and applicable laws of Bermuda.

None of the Directors or, to the best of their knowledge and having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate in the event that the Repurchase Mandate is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

6. EFFECT OF TAKEOVERS CODE

If as a result of a repurchase of Shares by the Company pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase in the Shareholders' interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, Mr. Kuldeep Saran, deceased (the "Deceased"), previously the Deputy Chairman and Managing Director of the Company, together with Future (Holdings) Limited ("FHL"), a company controlled by him until his death, beneficially held 75,017,661 Shares in the Company (representing approximately 14.35% of the issued share capital of the Company). So far as the Directors are aware, since the passing away of the Deceased, probate of the will of the Deceased has been granted but the executor(s) thereof have not yet registered as holders of the shares in the Company nor has there been any change in beneficial ownership of FHL. In addition, Mr. Richard John Siemens and Mr. William Bruce Hicks, directors of the Company, together with companies controlled by them, beneficially held totalling 188,542,542 Shares in the Company (representing approximately 36.06% of the issued share capital of the Company). Assuming the Repurchase Mandate is exercised in full and the aggregate number of the Shares held in the name of the Deceased or FHL and those held by Mr. Siemens and Mr. Hicks remains unchanged, the aggregate shareholdings aforesaid will be increased to approximately 56.00% of the issued share capital of the Company, and in such event it would give rise to an obligation on the part of Mr. Siemens, Mr. Hicks and, if so determined by the SFC, the executor(s) of the estate of the Deceased to make a mandatory offer pursuant to Rule 26 of the Takeovers Code.

The Directors will exercise the powers conferred by the Repurchase Mandate to repurchase Shares in circumstances which they deem appropriate for the benefit of the Shareholders. In addition, the Directors have no present intention to exercise the Repurchase Mandate to the extent that it will give rise an obligation on the part of Mr. Siemens, Mr. Hicks and, if so determined by the SFC, the executor(s) of the estate of the Deceased to make a mandatory offer pursuant to Rule 26 of the Takeovers Code, or the number of Shares in the hands of the public would fall below the prescribed minimum aggregate percentage (under the Listing Rules) of 25%.

7. SHARE REPURCHASE MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

8. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the twelve months preceding the Latest Practicable Date were set out below:

	Price per Share	
	Highest	**Lowest**
	HK$	*HK$*
2008		
April	0.73	0.51
May	0.70	0.54
June	0.72	0.53
July	0.63	0.54
August	0.60	0.50
September	0.58	0.41
October	0.51	0.28
November	0.36	0.24
December	0.36	0.25
2009		
January	0.75	0.27
February	0.37	0.30
March	0.37	0.26
April (Up to the Latest Practicable Date)	0.32	0.32

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 524)

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Tuesday, 19 May 2009 at 11:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2008 and the reports of directors and of the auditor thereon.

2. To re-elect retiring directors and to authorise the board of directors to fix their remuneration.

3. To appoint auditor and to authorise the board of directors to fix the auditor's remuneration.

As Special Business

4. To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

A. "**THAT**:

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and / or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

B. "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.01 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of HK$0.01 each in the capital of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 16 April 2009

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his / her behalf at the meeting. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he / she was solely entitled thereto, but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

5. An explanatory statement containing further details regarding Resolution 4B above is being sent to members and other persons who are entitled thereto together with the Company's 2008 Annual Report.

6. As at the date of this notice, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Director, William Bruce Hicks and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford J.P. and Gerald Clive Dobby.

同意將予配發、發行及處理之本公司股份總面值，加入本公司根據第4B項決議案所獲之授權而購回之本公司股本面值總額，惟所擴大之面值不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

承董事會命
公司秘書
劉偉明

香港，二零零九年四月十六日

附註：

1. 凡有權出席上述通告所召開之大會(或其任何續會)並於會上投票之股東，均有權委任一名代表代其出席大會及投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人簽署認證之授權書或授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送達本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

3. 填妥及交回代表委任表格後，股東仍可親身出席大會及於會上投票。倘股東出席大會，則代表委任表格將視為已撤回論。

4. 倘為任何股份之聯名登記股份持有人，其中一名聯名持有人可於大會上親身或委派代表就該等股份投票，猶如彼為唯一有權投票之持有人，惟倘超過一名聯名持有人親身或委派代表出席大會，則只有於本公司股東名冊中就該等股份而言排名較先之聯名持有人，方有權就該等股份投票。

5. 載有關於上述第4B項決議案其他詳情之說明文件，正連同本公司二零零八年年報寄予各股東及有關人士。

6. 於本通告日期，本公司董事包括執行董事衛斯文與林祥貴；非執行董事許博志及獨立非執行董事韋雅成、高來福 太平紳士 及Gerald Clive Dobby。

B. 「**動議**：

(a) 除本決議案第(b)段規限外，一般及無條件批准本公司董事於有關期間（定義見下文）內行使本公司一切權力，根據所有適用法例及香港聯合交易所有限公司（「聯交所」）證券上市規則及（如適用）任何其他認可證券交易所不時修訂之證券上市規則之規定在聯交所或本公司股份可能上市且獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所（「認可證券交易所」），購回本公司股本中每股面值0.01港元之股份；

(b) 本公司根據本決議案第(a)段於有關期間購回之本公司股份總面值不得超過本決議案通過當日本公司已發行股本面值總額10%，而上述批准亦以此數額為限；及

(c) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列最早者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定須召開下屆本公司股東週年大會之期限屆滿時；及

(iii) 本決議案之授權經本公司股東在股東大會上通過普通決議案撤銷或修改之日。」

C. 「**動議**待上文第4A及第4B項決議案獲通過後，謹此擴大本公司董事獲授並於當時有效以根據第4A項決議案配發、發行及處理本公司股本中每股面值0.01港元之額外股份之一般權力，在本公司董事根據該一般授權而可能配發、發行及處理，或有條件或無條件

(i) 配售新股(定義見下文);或

(ii) 根據本公司不時之公司細則進行以股代息計劃或類似安排,以配發股份替代本公司股份之全部或部份股息;或

(iii) 因任何購股權計劃授出之任何購股權獲行使或本公司股東當時採納及批准有關向本公司及/或其任何附屬公司之董事或僱員或其他合資格參加者授出或發行股份或可認購本公司股份之權利之類似安排;或

(iv) 行使本公司可能發行之任何認股權證或任何其他可換股證券所附認購權或兑換權,

不得超過本決議案通過當日本公司已發行股本面值總額20%,而上述批准亦以此數額為限;及

(d) 就本決議案而言:

「有關期間」乃指由本決議案通過之日起至下列最早者之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 本公司之公司細則或任何適用法例規定須召開下屆本公司股東週年大會之期限屆滿時;及

(iii) 本決議案之授權經本公司股東在股東大會上通過普通決議案撤銷或修改之日。

「配售新股」指於本公司董事指定期間,向指定記錄日期名列本公司股東名冊之本公司股份持有人或任何類別股份持有人,按彼等當時所持股份或任何類別股份比例發售股份之建議,惟本公司董事可就零碎股份,或適用於本公司之任何地區法例之限制或責任,或當地任何認可監管機構或任何證券交易所之任何規定,作出其認為必要或權宜之豁免或其他安排。」

e-Kong Group Limited

(於百慕達註冊成立之有限公司)
(股份代號：524)

茲通告e-Kong Group Limited(「本公司」)將於二零零九年五月十九日星期二上午十一時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行股東週年大會，藉以處理下列事項：

普通事項

1. 省覽及考慮截至二零零八年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 重選退任董事及授權董事會釐定其酬金。

3. 聘任核數師，並授權董事會釐定其酬金。

特別事項

4. 考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

A. 「**動議**：

(a) 除本決議案第(c)段另有規限外，一般及無條件批准本公司董事於有關期間(定義見下文)內行使本公司一切權力，以根據所有適用法例之規定配發、發行或以其他方式處理本公司股本中每股面值0.01港元之額外股份，或可轉換為股份之證券，或購股權、認股權證，或可認購任何股份之類似權利，並作出或授出可能需行使該等權力之建議、協議或購股權；

(b) 根據本決議案第(a)段所述之批准授權本公司董事於有關期間內作出或授出可能需於有關期間結束後行使該等權力之建議、協議或購股權；

(c) 本公司董事會依據本決議案第(a)段所載批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式配發)及發行之股本總面值，惟不包括因下列事項而發行之股份：

8. 股價

股份於最後實際可行日期前十二個月在聯交所之每月最高及最低成交價如下：

	每股股份價格	
	最高價	**最低價**
	港元	*港元*
二零零八年		
四月	0.73	0.51
五月	0.70	0.54
六月	0.72	0.53
七月	0.63	0.54
八月	0.60	0.50
九月	0.58	0.41
十月	0.51	0.28
十一月	0.36	0.24
十二月	0.36	0.25
二零零九年		
一月	0.75	0.27
二月	0.37	0.30
三月	0.37	0.26
四月(直至最後實際可行日期)	0.32	0.32

於最後實際可行日期，就董事所知及所信，本公司之已故副主席兼董事總經理Kuldeep Saran先生(「已故董事」)，連同直至其離世前控制的Future (Holdings)Limited (「FHL」)實益持有75,017,661股本公司股份(相當於本公司已發行股本約14.35%)。就董事目前所知，自已故董事離世後，已故董事之遺囑認證書已授出，惟遺囑執行人尚未登記成為本公司之股份持有人，且FHL之實益擁有權亦無任何變動。另外，本公司董事衛斯文先生及許博志先生連同彼等控制之公司合共實益持有188,542,542股本公司股份(相當於本公司已發行股本約36.06%)。假設全面行使購回授權，而該等以已故董事或FHL之名義持有之股份及該等由衛斯文先生及許博志先生所持之股份總數目不變，則上述之總股權將增至佔本公司已發行股本約56.00%，其時衛斯文先生、許博志先生與(如證監會確定)已故董事遺囑執行人須根據收購守則第26條提出強制性收購建議。

董事將在彼等認為對股東有利之情況方會行使購回授權所賦予之權力購回股份。此外，董事現時無意行使購回授權，致使衛斯文先生、許博志先生與(如證監會確定)已故董事遺囑執行人須根據收購守則第26條提出強制性收購建議或致使公眾人士所持之股份數目降至低於上市規則規定之最低百分比25%。

7. 本公司購回股份

本公司於最後實際可行日期前六個月內，概無在聯交所或循其他途徑購回任何股份。

4. 購回股份之資金

本公司購回股份所需資金必須由根據本公司組織章程大綱與公司細則及百慕達適用法例可合法由本公司用作此用途之資金撥付。根據百慕達法例，購買股份只能由所購買股份之繳足股本或本公司可用作派發股息或分派之本公司資金，或為此所發行新股所得款項中撥付。購買所支付超逾股份面值之溢價必須來自本公司可用作派發股息或分派之資金，或來自本公司之股份溢價賬。此外，倘若有合理證據證明本公司在購買當日或之後無力償還到期負債，則不得購買任何股份。

董事認為，倘購回授權於建議購回期間任何時間內全面行使，則可能會對本公司之營運資金或資產負債比率水平構成重大不利影響（對照本集團截至二零零八年十二月三十一日止年度之經審核綜合財務報表所披露之有關狀況，該報表即本公司最近期公佈之賬目）。然而，倘購回股份會對董事認為本公司應不時具備之營運資金需求或資產負債水平構成重大不利影響，則董事不擬行使購回授權。

5. 董事之承諾

董事已向聯交所承諾，倘上市規則、本公司組織章程大綱與公司細則及百慕達適用法例適用，則只會根據上述規定行使購回授權。

各董事及（就董事所知，並在作出一切合理查詢後所知）彼等之任何聯繫人（定義見上市規則）目前無意於購回授權獲股東批准時，根據購回授權向本公司或其附屬公司出售任何股份。

本公司並無接獲關連人士（定義見上市規則）通知，表示彼等目前有意於購回授權獲股東批准時，向本公司出售任何股份，或已承諾不會作出此舉。

6. 收購守則之影響

倘股東所佔本公司投票權之權益比例因本公司根據購回授權購回股份而增加，則根據收購守則，該項權益增加將被視作一項收購行動。因此，倘任何股東或一群一致行動之股東因是項股東權益增加而取得或鞏固本公司控制權，則（視乎股東權益增加之幅度而定）須根據收購守則第26條提出強制性收購建議。

本附錄為根據上市規則之規定送呈各股東有關購回授權建議之說明函件。

1. 上市規則

上市規則准許以聯交所作為第一上市地位之公司，可在遵守若干限制下於聯交所購回其證券，其最重要之限制概述如下：

(a) 股東批准

以聯交所作為第一上市地位之公司如在聯交所購回證券，須事先通過普通決議案批准（不論是以該公司董事會獲授之一般授權進行上述購回或就特定交易作出之特別批准方式）。

(b) 資金來源

用於購回股份之資金必須為根據公司組織章程文件及公司註冊成立或成立所屬司法管轄區之法例可合法撥作該用途之資金。

(c) 可購回股份之最高數目及其後之股份發行

公司可於聯交所購回之股份數目，最多不得超過有關批准購回股份之一般授權之決議案通過當日該公司已發行股本之10%。在未經聯交所批准之情況下，公司不得於緊隨在聯交所或循其他途徑購回股份後30日內發行新股份或宣佈發行新股份之建議，惟因行使於購回日期之前尚未行使之認股權證、購股權或規定公司須發行證券之類似文據而發行股份則除外。

2. 股本

根據建議，可購回之股份總數最多以批准購回授權之決議案通過當日已發行股份之10%為限。於最後實際可行日期，本公司已發行股份數目為522,894,200股。根據該數字（假設於最後實際可行日期後至股東週年大會舉行前再無額外發行或購回股份）計算，本公司可根據購回授權購回最多達52,289,420股股份。

3. 購回之理由

儘管董事現無意購回任何股份，彼等相信購回授權所提供之靈活性對本公司及股東有利。該等購回可能會提高資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。只有在董事相信購回股份對本公司及股東有利之情況下方會進行購回。

股東週年大會

股東週年大會通告載於本通函附錄二。

適用於股東週年大會之代表委任表格附於本通函內。倘　閣下未能親自出席股東週年大會及／或在會上投票，請按照本通函隨附之代表委任表格所印指示將其填妥，並盡快交回本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何須於大會或其任何續會(視乎情況而定)指定舉行時間48小時前送達。　閣下填妥及交回代表委任表格後，屆時仍可親自出席大會及於會上投票。

於股東週年大會上以點票方式表決

根據上市規則第13.39(4)及(5)條規定，股東於股東大會上所作出之任何表決須以點票方式進行，而且本公司將盡快於股東大會舉行後發表有關股東大會點票結果之公告。因此，於股東週年大會上提呈之所有決議案將以點票方式表決。

推薦意見

董事認為授予發行授權及購回授權、擴大發行授權至包括根據購回授權所購回之股份以及重選退任董事乃符合本公司及股東之最佳利益，故建議　閣下投票贊成將於股東週年大會上提呈之決議案。

一般事項

於最後實際可行日期，就本公司於作出一切合理查詢後所知，概無任何股東按上市規則須放棄就股東週年大會通告載列所建議的任何決議案投票。

本通函及隨附之代表委任表格之英文版本如與有關之中文版本出現歧異，概以英文版本為準。

此致

列位股東　台照
及僅供購股權持有人　參照

承董事會命
主席
衛斯文
謹啟

二零零九年四月十六日

許博志先生

許博志，47歲，非執行董事，於二零零一年十二月獲委任。彼現時為TPIZ Resources Limited之創辦人，該公司建基於香港，並投資及發展中國之環保項目。許博志先生自一九九四年起出任Distacom Group多間公司之董事。於此之前，許博志先生曾任職香港和記電訊及美國Motorola, Inc.。彼取得密芝根科技大學之電機工程學士學位及瑞士日內瓦國際管理學院之工商管理碩士學位。許博志先生於二零零一年及二零零五年七月期間為SUNDAY Communications Limited(「SUNDAY」，一家先前分別直至二零零六年十二月十二日及二零零六年十二月二十日，在納斯達克及香港上市之上市公司)之集團董事總經理，以及於二零零五年七月至二零零六年六月間為SUNDAY之行政總裁。除上文所披露者外，許博志先生於最後實際可行日期前過去三年並無在香港或任何其他主要交易所上市之公司擔任其他任何董事職位。

於最後實際可行日期，根據證券及期貨條例第XV部第352條須置存之登記冊所示，許博志先生於股份中持有以下權益：

身份	**所持股份數目**	**概約股權百分比**
個人	3,949,914	0.8%
由受控制法團持有	67,962,428 *(附註)*	13.0%

附註： 67,962,428股股份由許博志先生控制之Great Wall Holdings Limited實益擁有。

根據許博志先生之委任函，其任期將於二零一一年十二月三十一日屆滿，惟須符合適用規則及有關於本公司股東週年大會退任及重選之公司細則條文之規定，但本公司或許博志先生可向另一方發出不少於一(1)個曆月書面通知終止委任。許博志先生可享有每年150,000港元之董事袍金，而有關袍金由董事會參照當時市場上同類職位之酬金釐定。除上述者外，許博志先生無權就擔任非執行董事收取任何其他酬金。

除上文所披露者外，許博志先生並無在本公司或其附屬公司擔任任何職位，與本公司任何董事、高級管理層或主要股東亦概無關連，並無事宜根據上市規則第13.51(2)(h)至(v)條(兩條均包括在內)須予披露，亦無任何其他事宜須向股東披露。

衛斯文先生

衛斯文，64歲，主席，於二零零零年一月獲委任。衛斯文先生為Distacom Group（一家從事流動通訊業務的私營集團公司）主席兼創辦成員，以及Automotive Technology Group Limited之非執行主席。衛斯文先生曾受特許會計師訓練，其金融睿智及企業領導才能，對多家國際知名電訊及廣播公司（例如和記電訊、Orange、亞洲衛星、衛視及新城電台），以及由Distacom牽頭而在香港、意大利、印度、日本及馬達加斯加之流動通訊業務之建立有著重大影響。除上文所披露者外，衛斯文先生於最後實際可行日期前過去三年並無在香港或任何其他主要交易所上市之公司擔任其他任何董事職位。

截至最後實際可行日期，根據證券及期貨條例第XV部內第352條須置存之登記冊所示，衛斯文先生於股份持有以下權益：

身份	**所持股份數目**	**概約持股百分比**
由受控制法團持有	116,630,200 *(附註)*	22.3%

附註： 16,630,000股股份由Siemens Enterprises Limited實益擁有，而100,000,200股股份則由Goldstone Trading Limited實益擁有，該兩間公司均由衛斯文先生控制。

根據與衛斯文先生訂立之服務協議，其任期於二零一零三月二十九日屆滿，惟須符合適用規則及有關於本公司股東週年大會退任及重選之公司細則條文之規定，但本公司或衛斯文先生可向另一方發出不少於三(3)個曆月書面通知終止委任。根據服務協議，衛斯文先生享有每年薪酬及住房津貼，以及酌情花紅（如有）。衛斯文先生之酬金包括上述薪酬、住房或（如適用）房屋津貼及酌情花紅，乃根據該服務協議之條文（乃參考其於本集團內之職務及職責制定）及本公司之薪酬委員會所批准之本集團獎勵計劃釐定。於截至二零零八年十二月三十一日止年度，該等酬金合共為1,824,000港元。衛斯文先生為Bravo Holdings Limited、Cyberman Limited、e-Kong Pillars Holdings Limited、Karavos Holdings Limited、ZONE Global Limited、ZONE India Holdings Limited、ZONE Resources Limited及ZONE Telecom Pte Ltd（均為本公司之附屬公司）之董事。衛斯文先生亦為本公司之執行管理委員會、薪酬委員會及購股權委員會之成員。

除上文所披露者外，衛斯文先生與本公司任何董事、高級管理層或主要股東亦概無關連，並無事宜根據上市規則第13.51(2)(h)至(v)條（兩條均包括在內）須予披露，亦無任何其他事宜須向股東披露。

發行股份之一般授權

本公司將於股東週年大會上分別提呈普通決議案，以批准(i)授予董事發行授權及(ii)把本公司根據購回授權賦予之權力購回之任何股份加入發行授權內，讓本公司在合乎本身利益而發行新股時更具彈性，有關詳情分別載於股東週年大會通告內所建議的第4A及第4C項決議案內。假設於最後實際可行日期後至股東週年大會當日並無另行發行股份及並無購回股份，倘於股東週年大會股東授予發行之授權，董事將獲授權配發、發行及處理最多至額外104,578,840股股份，直至(i)本公司下屆股東週年大會結束時；(ii)根據適用法例或公司細則須舉行本公司下屆股東週年大會之限期屆滿時；及(iii)股東在股東大會通過普通決議案撤銷或修改該項授權之日（以最早日期為準）。目前，董事無意根據發行授權發行任何新股份。

購回股份之一般授權

本公司將於股東週年大會上提呈一項普通決議案，以批准授予董事購回授權，有關詳情載於股東週年大會通告所建議的第4B項決議案。根據購回授權可能購回之股份，限於佔批准購回授權決議案通過當日本公司已發行股本最多10%之股份。

倘在股東週年大會通過授予購回授權之決議案，購回授權將生效，直至(i)本公司下屆股東週年大會結束時；(ii)根據適用法例或公司細則須舉行本公司下屆股東週年大會之限期屆滿時；及(iii)股東在股東大會通過普通決議案撤銷或修改該項授權之日（以最早日期為準）。

按照上市規則要求作出之說明函件載於本通函附錄一。說明函件載有一切合理需要之資料，以便股東就投票贊成或反對股東週年大會提呈授予董事購回授權之普通決議案作出知情之決定。

重選退任董事

根據公司細則第86及87條及遵照上市規則，衛斯文及許博志兩位先生將於股東週年大會輪流退任，並符合資格，將膺選連任。衛斯文先生及許博志先生的資料載列如下：

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

(股份代號：524)

董事：
衛斯文*(主席)*
林祥貴
許博志*
韋雅成**
高來福 太平紳士**
Gerald Clive Dobby**

* *非執行董事*
** *獨立非執行董事*

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點：
香港
中環皇后大道中15號
置地廣場
告羅士打大廈3705室

敬啟者：

發行及購回股份之一般授權

及

重選退任董事

緒言

於二零零八年五月二十二日，發行股份及行使本公司所有權力以購回股份之一般授權已授出予董事。該等一般授權將於股東週年大會結束時失效。因此，現建議於股東週年大會上更新發行及購回股份之一般授權。

本通函之目的乃為 閣下提供於股東週年大會上所提呈決議案之資料，以批准(i)授予董事發行及購回股份之一般授權及(ii)重選退任董事。

「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	股份當時之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	證監會公佈之公司收購及合併守則

在本通函內，除文義另有所指外，具男性意義之詞亦包含女性及中性意義，反之亦然。

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司訂於二零零九年五月十九日星期二上午十一時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行之股東週年大會及其任何續會
「董事會」	指	董事會
「公司細則」	指	本公司不時修訂之公司細則
「本公司」	指	e-Kong Group Limited，一家於百慕達註冊成立之有限公司，其股份在聯交所上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港之法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「發行授權」	指	配發、發行及處理不超過於批准該授權之決議案通過當日本公司已發行股本20%之額外股份之授權建議
「最後實際可行日期」	指	二零零九年四月七日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「購回授權」	指	行使本公司權力，購回最多佔於批准該授權之決議案通過當日本公司已發行股本10%之股份之授權建議
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例

目　錄

頁次

此乃要件　請即處理

閣下如對本通函之任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有之e-Kong Group Limited（「本公司」）股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

(股份代號：524)

發行及購回股份之一般授權

及

重選退任董事

本公司謹訂於二零零九年五月十九日星期二上午十一時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行股東週年大會，大會通告載於本通函第十二頁至第十五頁。

倘　閣下未能親自出席大會及／或在會上投票，請按照本通函隨附之代表委任表格所印指示將其填妥，並盡快交回本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何須於大會或其任何續會（視乎情況而定）指定舉行時間48小時前送達。　閣下填妥及交回代表委任表格後，屆時仍可親自出席大會及於會上投票。

二零零九年四月十六日

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

ANNUAL GENERAL MEETING
FORM OF PROXY

No. of shares to which this Proxy relates (Note 1)	

I / We (Note 2) ______________________________

of ______________________________

being Shareholder(s) of e-Kong Group Limited (the "Company") **HEREBY APPOINT** (Note 3) ______________________________

____

of ______________________________

or failing him, the Chairman of the meeting as my / our proxy to act for me / us at the annual general meeting of the Company to be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Tuesday, 19 May 2009 at 11:00 a.m. (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the said meeting and at the said meeting (or at any adjournment thereof) to vote for me / us and in my / our name(s) as hereunder indicated or, if no such indication is given, as my / our proxy thinks fit.

	RESOLUTIONS	FOR (Note 4)	AGAINST (Note 4)
1.	To receive and consider the audited consolidated financial statements for the year ended 31 December 2008 and the reports of directors and of the auditor thereon.		
2.	(A) To re-elect Mr. Richard John Siemens as a director of the Company.	(A)	(A)
	(B) To re-elect Mr. William Bruce Hicks as a director of the Company.	(B)	(B)
	(C) To authorise the board of directors to fix the remuneration of the re-elected directors.	(C)	(C)
3.	To appoint auditor and to authorise the board of directors to fix the auditor's remuneration.		
4.	(A) To grant to the board of directors a general mandate to issue shares.	(A)	(A)
	(B) To grant to the board of directors a general mandate to repurchase shares.	(B)	(B)
	(C) To add any shares repurchased under the authority given pursuant to resolution 4(B) into the general mandate to issue shares given pursuant to resolution 4(A).	(C)	(C)

Dated this ______________ day of ______________ 2009

Signature(s) (Note 5): ______________________________

Notes:

1. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2. Please insert the full name(s) and address(es) in **BLOCK CAPITALS.**
3. Please insert the name and address of the proxy desired in the space provided. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE APPROPRIATE BOX MARKED "AGAINST".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to cast your vote at his / her discretion. Your proxy will also be entitled to vote at his / her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. The description of the resolutions contained in this form of proxy is by way of summary only. The full text thereof appears in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he / she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote and will be accepted to the exclusion of other joint registered holders in respect thereof.
7. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be deposited at the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). The completion and delivery of the form of proxy will not preclude any member from attending and voting in person at the meeting or any adjourned meeting if you so desire and in the event that you do attend the meeting, this form of proxy shall be deemed to be revoked.
8. A proxy need not be a member of the Company and must attend the meeting in person to represent you.
9. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.**

For Main Board and GEM listed issuers

HKEX 香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/03/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited
Date Submitted: 03/04/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State curr-- ency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
2.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
3.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
				Total A. (Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) --

(Preference shares) --

(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
				Total C. (Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	N/A		
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)*	N/A		
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
		Total E. (Ordinary shares)	--	
		(Preference shares)	--	
		(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. State the class of shares (e.g. ordinary, preference or other).

2. If there is insufficient space, please append the prescribed continuation sheet.

For Main Board and GEM listed issuers

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/01/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited
Date Submitted: 03/02/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State curr-- ency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
2.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
3.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
Total A. (Ordinary shares)					--	
(Preference shares)					--	
(Other class)					--	

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) --

(Preference shares) --

(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
				Total C. (Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1)	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
10. Other (Please specify)	At price : State currency	Class of shares issuable (Note 1)	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
		Total E.	(Ordinary shares)	--	
			(Preference shares)	--	
			(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary

(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 28/02/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited
Date Submitted: 03/03/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month (*State currency*) : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
2.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
3.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--

Total A. (Ordinary shares)	--
(Preference shares)	--
(Other class)	--

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) --

(Preference shares) --

(Other class) --

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
			Total C. (Ordinary shares)		--	
			(Preference shares)		--	
			(Other class)		--	

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
		Total E.	(Ordinary shares)	--	
			(Preference shares)	--	
			(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary

(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

(day)	(month)	(year)
8	1	2009

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2): Before relevant event	Code describing capacity in which shares were/are held (see Table 2): After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	121		205	30,000	HKD	0.750	0.483		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,410,200	22.26
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,440,200	22.27
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,440,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

9	1	2009
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

6	1	2009
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.360	0.360		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,400,200	22.26
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,410,200	22.26
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,410,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

8	1	2009
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

RECEIVED
2009 APR 23 P 1:47

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport SIEMENS (Surname)	RICHARD JOHN (Other names)	**8. Name of Director (Chinese)** 衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

31	3	2009
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	20,000	HKD	0.365	0.348		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,600,200	22.30
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,620,200	22.30
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,620,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

1	4	2009
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

3	4	2009
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	Code describing capacity in which shares were/are held (see Table 2) After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.360	0.360		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,620,200	22.30
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,630,200	22.30
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,630,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

6	4	2009
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

RECEIVED
2009 APR 23 P 1:47

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport SIEMENS (Surname)	RICHARD JOHN (Other names)	**8. Name of Director (Chinese)** 衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

25	2	2009
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	120,000	HKD	0.370	0.333		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,450,200	22.27
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,570,200	22.29
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,570,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

25	2	2009
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

RECEIVED
2009 APR 23 P 1:47

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport SIEMENS (Surname)	RICHARD JOHN (Other names)	**8. Name of Director (Chinese)** 衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

26	2	2009
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	30,000	HKD	0.330	0.330		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,570,200	22.29
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,600,200	22.30
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,600,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

26	2	2009
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

RECEIVED
2009 APR 23 P 1:07

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

9	2	2009
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.350	0.350		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,440,200	22.27
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,450,200	22.27
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,450,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

11	2	2009
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

RECEIVED
2009 APR 23 P 1:57

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport SIEMENS (Surname)	RICHARD JOHN (Other names)	**8. Name of Director (Chinese)** 衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

16	4	2009
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	20,000	HKD	0.370	0.358		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,630,200	22.30
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,650,200	22.31
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,650,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

18	4	2009
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

RECEIVED
2009 APR 23 P 1:57

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

20	4	2009
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	20,000	HKD	0.380	0.375		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,650,200	22.31
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	116,670,200	22.31
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	16,670,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

21	4	2009
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Tuesday, 19 May 2009 at 11:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2008 and the reports of directors and of the auditor thereon.

2. To re-elect retiring directors and to authorise the board of directors to fix their remuneration.

3. To appoint auditor and to authorise the board of directors to fix the auditor's remuneration.

As Special Business

4. To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

   A. "**THAT**:

      (a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

  (i) a Rights Issue (as hereinafter defined); or

  (ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

  (iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and / or any of its subsidiaries of shares or rights to acquire shares in the Company; or

  (iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

  shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

  "Relevant Period" means the period from the passing of this Resolution until the earliest of:

  (i) the conclusion of the next annual general meeting of the Company;

  (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

B. "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.01 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of HK$0.01 each in the capital of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 16 April 2009

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his / her behalf at the meeting. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he / she was solely entitled thereto, but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

5. An explanatory statement containing further details regarding Resolution 4B above is being sent to members and other persons who are entitled thereto together with the Company's 2008 Annual Report.

6. As at the date of this notice, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Director, William Bruce Hicks and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford J.P. and Gerald Clive Dobby.

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

16 APR 2009

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Janet Chiu / Mr. Victor Choi / Ms. Wendy Wong

Dear Sirs

e-Kong Group Limited (the "Company")
General Mandates to issue and repurchase Shares
Explanatory Statement
- Circular

We, the directors of the Company, hereby undertake to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") that, so far as the same is applicable, we shall only exercise the general mandate to repurchase the Company's shares in accordance with the Rules Governing the Listing of Securities ("Listing Rules") on the Stock Exchange, the applicable laws of Bermuda and the Memorandum of Association and Bye-laws of the Company, so far as the same of the Listing Rules is applicable.

We also confirm that the explanatory statement as required by the Listing Rules which was set out in Appendix I to the Circular contained the information required under Rule 10.06(1)(b) and that neither the statement nor the proposed share repurchase has unusual features.

Yours faithfully
For and on behalf of
the Board of Directors of
e-Kong Group Limited

Lim Shyang Guey
Director

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code: 524)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of e-Kong Group Limited (the "Company") announces that a meeting of the Board will be held on Monday, 30 March 2009 at 3705 Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong, for the purpose of, among other matters, considering and approving the audited final results of the Company and its subsidiaries for the year ended 31 December 2008 and considering a recommendation of payment of final dividend, if any.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 18 March 2009

As at the date of this announcement, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Director, William Bruce Hicks and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford J.P. and Gerald Clive Dobby.

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

(Stock Code: 524)

FINAL RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2008

HIGHLIGHTS

- Turnover amounted to HK$787.0 million, representing a decrease of 1.0% over the previous year
- Despite the difficult operating environment, the Group managed to achieve EBITDA of HK$23.2 million and profit from operations remained positive at HK$2.0 million
- The Group recorded a net loss of HK$43.7 million for 2008, but excluding the non-recurring non-cash impairment on intangible assets of HK$30.8 million and the adjustment in deferred tax of HK$9.8 million in 2008, the Group's net loss would have been HK$3.1 million
- The Group maintains a strong liquidity position with total cash and bank balances of HK$179.3 million

RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") herein announces the audited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2008, together with comparative figures for 2007, as set out below.

Consolidated Income Statement

	Notes	Year ended 31 December 2008 HK$'000	2007 HK$'000
Turnover	2	**786,997**	795,252
Cost of sales		**(604,504)**	(583,405)
Gross profit		**182,493**	211,847
Other revenue and income	3	**2,338**	21,788
		184,831	233,635
Selling and distribution expenses		**(50,515)**	(57,144)
Business promotion and marketing expenses		**(5,075)**	(7,143)
Operating and administrative expenses		**(101,628)**	(99,234)
Other operating expenses		**(25,603)**	(21,549)
Profit from operations		**2,010**	48,565
Finance costs	4	**(667)**	(1,951)
Impairment losses on intangible assets	8	**(30,803)**	–
(Loss) / Profit before taxation	4	**(29,460)**	46,614
Taxation	5	**(14,273)**	(2,394)
(Loss) / Profit for the year		**(43,733)**	44,220
(Loss) / Profit for the year attributable to:			
Equity holders of the Company		**(43,458)**	44,303
Minority interests		**(275)**	(83)
(Loss) / Profit for the year		**(43,733)**	44,220
EBITDA	6	**23,236**	65,673
		HK cents	*HK cents*
(Loss) / Earnings per share	7		
Basic		**(8.3)**	8.6
Diluted		**N / A**	N / A

Consolidated Balance Sheet

	Notes	As at 31 December 2008 HK$'000	2007 HK$'000
Non-current assets			
Property, plant and equipment		**21,734**	18,799
Intangible assets	*8*	**–**	41,504
Deferred tax assets		**3,690**	13,634
		25,424	73,937
Current assets			
Trade and other receivables	*9*	**102,096**	91,589
Pledged bank deposits		**2,155**	2,137
Cash and bank balances		**177,173**	181,662
		281,424	275,388
Current liabilities			
Trade and other payables	*10*	**117,238**	104,935
Current portion of bank borrowings		**4,250**	10,430
Current portion of obligations under finance leases		**129**	206
Taxation payable		**3,848**	4,288
		125,465	119,859
Net current assets		**155,959**	155,529
Total assets less current liabilities		**181,383**	229,466
Non-current liabilities			
Bank borrowings		**–**	4,250
Obligations under finance leases		**595**	213
Deferred tax liabilities		**367**	513
NET ASSETS		**180,421**	224,490
Capital and reserves			
Share capital		**5,229**	5,229
Reserves		**174,462**	218,256
Equity attributable to equity holders of the Company		**179,691**	223,485
Minority interests		**730**	1,005
TOTAL EQUITY		**180,421**	224,490

Notes:

1. Basis of preparation and accounting policies

The consolidated financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRS"), which collective term includes all applicable individual HKFRS, Hong Kong Accounting Standards ("HKAS") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and applicable requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Group has not early adopted the new and revised HKFRS issued by HKICPA that are not yet effective for the current year. The directors do not anticipate that the adoption of these new and revised HKFRS in future periods will have a material impact on the results of the Group.

2. Turnover and segmental information

Analyses of the Group's turnover and results by geographical and business segments during the year are set out below.

(a) By geographical segments:

	Year ended 31 December							
	2008				2007			
	North America	**Asia Pacific**	**Eliminations**	**Consolidated**	North America	Asia Pacific	Eliminations	Consolidated
	HK$'000	***HK$'000***	***HK$'000***	***HK$'000***	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover								
External sales	**692,249**	**94,748**	**-**	**786,997**	698,915	96,337	-	795,252
Inter-segment sales	**-**	**3,019**	**(3,019)**	**-**	-	5,335	(5,335)	-
	692,249	**97,767**	**(3,019)**	**786,997**	698,915	101,672	(5,335)	795,252
Results								
Segment results	**1,640**	**20,106**	**-**	**21,746**	27,295	27,657	-	54,952
Impairment losses on intangible assets	**(27,206)**	**(3,597)**	**-**	**(30,803)**	-	-	-	-
	(25,566)	**16,509**	**-**	**(9,057)**	27,295	27,657	-	54,952
Finance costs				**(667)**				(1,951)
Other operating income and expenses				**(19,736)**				(6,387)
(Loss) / Profit before taxation				**(29,460)**				46,614
Taxation				**(14,273)**				(2,394)
(Loss) / Profit for the year				**(43,733)**				44,220

(b) By business segments:

	2008 Telecom-munication services HK$'000	2008 Other HK$'000	2008 Eliminations HK$'000	2008 Consolidated HK$'000	2007 Telecom-munication services HK$'000	2007 Other HK$'000	2007 Eliminations HK$'000	2007 Consolidated HK$'000
Turnover								
External sales	**786,462**	**535**	**-**	**786,997**	793,261	1,991	-	795,252
Inter-segment sales	**-**	**40**	**(40)**	**-**	-	-	-	-
	786,462	**575**	**(40)**	**786,997**	793,261	1,991	-	795,252
Results								
Segment results	**21,744**	**2**	**-**	**21,746**	55,003	(51)	-	54,952
Impairment losses on intangible assets	**(30,803)**	**-**	**-**	**(30,803)**	-	-	-	-
	(9,059)	**2**	**-**	**(9,057)**	55,003	(51)	-	54,952
Finance costs				**(667)**				(1,951)
Other operating income and expenses				**(19,736)**				(6,387)
(Loss) / Profit before taxation				**(29,460)**				46,614
Taxation				**(14,273)**				(2,394)
(Loss) / Profit for the year				**(43,733)**				44,220

(Year ended 31 December)

The Group's inter-segment sales are charged at prevailing market prices.

3. Other revenue and income

	Year ended 31 December 2008 HK$'000	2007 HK$'000
Interest income on bank deposits	**1,879**	4,206
Gain on the deemed partial disposal of subsidiary *(Note)*	**-**	17,402
Other	**459**	180
	2,338	21,788

Note: The gain on the deemed partial disposal of a subsidiary arose from the subscription by an institutional investor for 5% of the share capital of the subsidiary.

4. (Loss) / Profit before taxation

(Loss) / Profit before taxation is stated after charging the following:

	Year ended 31 December	
	2008	2007
	HK$'000	*HK$'000*
Finance costs:		
Interest on bank loan and other borrowings wholly repayable within five years	**634**	1,931
Finance charges on obligations under finance leases	**33**	20
	667	1,951
Amortisation of intangible assets included in other operating expenses	**10,701**	10,615
Depreciation of property, plant and equipment	**10,525**	6,493
Realised losses on quoted investments	**883**	–

5. Taxation

	Year ended 31 December	
	2008	2007
	HK$'000	*HK$'000*
Current tax		
Overseas income taxes	**(4,475)**	(4,642)
Deferred tax		
Depreciation allowances	**(89)**	(623)
Tax losses	**(9,709)**	2,871
	(9,798)	2,248
	(14,273)	(2,394)

Hong Kong Profits Tax has not been provided as the Group's assessable profit for the year is wholly absorbed by unrelieved tax losses brought forward from previous years.

Overseas taxation represents income taxes of certain subsidiaries, calculated at the tax rates prevailing in the countries in which the subsidiaries operate.

6. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation and impairment losses on intangible assets.

7. **(Loss) / Earnings per share**

The calculation of basic loss per share for the year ended 31 December 2008 is based on the consolidated loss attributable to equity holders of the Company of HK$43,458,000 (2007: profit of HK$44,303,000) and on the weighted average number of 522,894,200 (2007: 514,773,652) shares in issue during the year.

Diluted (loss) / earnings per share for the years ended 31 December 2008 and 2007 have not been presented as the exercise prices of the share options were higher than the average market price of the shares.

8. **Intangible assets**

	As at 31 December	
	2008	2007
	HK$'000	*HK$'000*
Development costs	**3,597**	3,597
Customer contracts	**52,933**	52,933
	56,530	56,530
Amortisation at the beginning of year	**(15,026)**	(4,411)
Amortisation for the year	**(10,701)**	(10,615)
Impairment losses	**(30,803)**	–
	–	41,504

The impairment losses on intangible assets during the year related to development costs and customer contracts in respect of the telecommunication business.

As a result of the significant economic downturn in the fourth quarter of 2008, management considered that impairment losses on the intangible assets had occurred and that full impairment should be recognised during the year.

9. Trade and other receivables

	As at 31 December	
	2008	2007
	HK$'000	*HK$'000*
Trade receivables	**91,456**	82,797
Other receivables		
Deposits, prepayments and other debtors	**10,640**	8,792
	102,096	91,589

The Group's credit terms on sales mainly range from 30 to 90 days. Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following ageing analysis by invoice date:

	As at 31 December	
	2008	2007
	HK$'000	*HK$'000*
Less than 1 month	**77,828**	74,197
1 to 3 months	**12,814**	8,377
More than 3 months but less than 12 months	**814**	223
	91,456	82,797

10. Trade and other payables

	As at 31 December	
	2008	2007
	HK$'000	*HK$'000*
Trade payables	**55,481**	51,203
Other payables		
Accrued charges and other creditors	**61,757**	53,732
	117,238	104,935

Included in trade and other payables are trade creditors with the following ageing analysis by invoice date:

	As at 31 December	
	2008	2007
	HK$'000	*HK$'000*
Less than 1 month	**53,128**	40,462
1 to 3 months	**1,254**	10,284
More than 3 months but less than 12 months	**1,099**	457
	55,481	51,203

FINAL DIVIDEND

The Board does not recommend payment of a dividend for the year ended 31 December 2008 (2007: Nil).

BUSINESS REVIEW

The 2008 year has proven to be challenging for nearly every business in the world. The financial turmoil, triggered by the sub-prime mortgage and credit crisis in the United States, has not only undermined the global capital markets but has also adversely affected most mainstream industries. The telecom sector, as well as the Group's operations, has not been immune from the crisis.

For the 2008 year, the Group achieved an annual turnover of HK$787.0 million, representing a slight year-on-year decrease of 1.0%.

Given the impact of the economic turmoil, management re-assessed the intrinsic value of the Group's intangible assets, after the charge for amortisation for the year of HK$10.7 million, and concluded that the carrying value of the customer contracts acquired by ZONE's operations in the United States ("ZONE US") in 2006 and the softphone development costs, together aggregating HK$30.8 million, have became impaired in 2008. After the non-recurring non-cash impairment on intangible assets of HK$30.8 million and an adjustment in deferred tax of HK$9.8 million, the Group recorded a net loss of HK$43.7 million for the 2008 year, compared to a net profit of HK$44.2 million for the previous year.

Profit from operations and EBITDA, nevertheless, stayed positive at HK$2.0 million and HK$23.2 million, compared to HK$48.6 million and HK$65.7 million, respectively, for the prior year.

The Group continued its prudent financial management approach which maintained its balance sheet strength with total net assets of HK$180.4 million, including total cash and bank balances of HK$179.3 million as at 31 December 2008.

In 2008, the turnover of ZONE US amounted to HK$692.2 million compared to HK$698.9 million for the previous year despite the US telecommunications market continuing to be difficult. A major underlying carrier imposed substantial rate increases and additional surcharges in the last quarter of 2007 and raised these further in 2008. These significant cost increases exerted pressure on ZONE US's margins in the Independent Local Exchange Carrier ("ILEC") sector while, at the same time, the deterioration in the US economy impacted the growth and profitability in the corporate sector of ZONE US's business.

ZONE US has implemented a number of initiatives in order to improve profitability in its operations in the coming year including driving revenue growth, preserving overall gross margins and enhancing efficiencies in its cost structure. By realigning and strengthening its provisioning and engineering team, ZONE US is now more responsive to handling customers with specialised and complex technical requirements which, thereby, results in shorter provisioning time and improved customer service levels. Such flexibility is particularly valuable during this period of economic downturn when many larger customers are looking for more tailor-made and cost effective solutions to their telecom needs from alternative service providers like ZONE US. For example, to broaden its appeal to the Competitive Local Exchange Carrier ("CLEC") market segment and the ILEC market segment in the Northeast Region, ZONE US was able to facilitate the implementation of various networks with multiple carriers to meet the technical, geographical and pricing requirements of these CLEC and ILEC customers. Furthermore, ZONE US re-routed large volumes of traffic from its ILEC customers via ZONE US's switch facilities by way of dedicated circuits to avoid regulatory and rate increase challenges faced by such customers. ZONE US has also, in some cases, been able to increase the rates which it charges its customers so as to preserve reasonable margin levels.

While the market challenges are likely to continue putting pressures on the business in 2009, ZONE US believes that the measures it is putting into place and the ongoing efforts to improve operating efficiency and to strengthen its balance sheet position will not only help weather the economic and financial turbulence but also establish a firm foundation to build a long-term sustainable business. Empowered with these strengths during this period of market upheaval, ZONE US is positioned to increase its business organically as well as expand through customer and business acquisitions at valuations that meet its strategy and risk criteria.

Turnover from ZONE's operations in Asia ("ZONE Asia") for 2008 amounted to HK$94.3 million compared to HK$94.4 million for 2007. ZONE Asia has made further progress in its endeavours to offer more solution-based products and services customised to suit specific customer requirements. In addition to the call accounting systems designed for targeted markets, ZONE Asia has also made available its IP-PBX solutions tailored for the hospitality industry and small to medium sized enterprises (SMEs), and has recently launched its cost effective and easy-to-use web-enabled call-in / out tele-conferencing solutions.

While ZONE's office in China remained an integral part of its back office function serving the Hong Kong's operations, it continues to explore various opportunities to work with the major telecom companies in China, particularly following the restructuring of the telecom sector which was announced in May 2008. Pursuant to the restructuring plan, business of the existing operators will be merged into three full serviced operators, namely China Mobile (中國移動), China Unicom (中國聯通) and China Telecom (中國電訊). In addition, 3G licences were awarded in January 2009 to these three operators. ZONE China will further capitalise on relationships it has already established with these three newly-merged entities to extend its involvement into other areas, particularly areas related to the mobile wireless 3G businesses.

In the third quarter of 2008, the global economic slowdown hit Singapore and ZONE Singapore began to feel its impact. Singapore's recession deepened in the fourth quarter as the global economic turmoil took its toll on the export driven manufacturing and service sectors. Corporate customers, being squeezed during these difficult times, demanded better rates and dominant service providers, wanting to maintain their market share, began introducing more aggressively priced services. These factors together put added pressure on ZONE Singapore's operating results.

Despite the lower revenue recorded for 2008, ZONE Singapore was able to maintain its profit to the 2007 level mainly by keeping operating costs under control, improving margin through innovative and value-added offerings and providing superior customer service and retention. While the economic fallout is expected to continue to impact business in 2009, it also presents good opportunities to pursue new business prospects as corporations which historically have been long time customers of dominant service providers and less inclined to change service providers will, in their exercise of cost-control measures, start exploring alternative service providers such as ZONE Singapore. ZONE Singapore will continue to target the corporate market by introducing new enhanced and cost-efficient services and invest in effective marketing to acquire new users.

ZONE Asia also continues to enlarge the user base of its VoIP offering *ZoiPPE* through collaborative marketing with partners such as the *ZoiPPE Friends (www.zoippefriends.com)* partnership with a large social networking site and through on-going internet marketing and promotions. Over the last two years since ZONE's softphone was developed, there has been growing popularity of web-based functionalities which do not require downloading or installation of software, or use of open-source software which can be developed amongst different parties over the Internet to offer communications-related services. In line with this shift in technology and user preference as well as the abundance of resources on VoIP over the Internet and open-source communities, for the coming year ZONE will realign its focus from enhancing its *ZoiPPE* softphone features to developing more web-based features such as the "Link-up" service incorporated in its *ZoiPPE Friends* website and will collaborate with mobile handset manufacturers and open-source developers to integrate its back-end platform with their user interface.

Looking ahead and in light of the current uncertain operating environment and the likelihood of the economic situation worsening through 2009, the Group will continue to adopt a prudent approach to growth and cost control, and will keep focused on improving the operating performance of its ZONE businesses and maintaining a strong balance sheet. Historically, during difficult times, opportunities in the telecom industry will present themselves, such as the increasing demand for cost-effective products and services and also opportunities to acquire prospective financially strained businesses. The Group, being relatively well positioned in today's environment, will capitalise on any such opportunities by using its resources to organically grow its market share or through targeted acquisitions where the investments are in line with its overall strategy.

FINANCIAL REVIEW

Results

For the year ended 31 December 2008, the Group recorded a consolidated turnover of HK$787.0 million representing a decrease of HK$8.3 million as compared to HK$795.3 million for 2007.

Operating costs for 2008 amounted to HK$182.8 million compared to HK$185.1 million in 2007.

ZONE US recorded a 1.0% decrease in turnover from HK$698.9 million in 2007 to HK$692.2 million in 2008, while turnover from ZONE Asia, comprising the Group's telecommunication businesses in China, Hong Kong and Singapore, remained flat at HK$94.3 million for 2008, as compared to HK$94.4 million for 2007.

The Group's gross profit decreased by 13.9% from HK$211.8 million in 2007 to HK$182.5 million in 2008.

The operating profit for the year amounted to HK$2.0 million, representing a decline of HK$46.6 million when compared to HK$48.6 million for the previous year.

The Group recorded a net loss of HK$43.7 million, which included an impairment loss on intangible assets of HK$30.8 million and an adjustment in deferred tax of HK$9.8 million for the 2008 year, compared to a net profit of HK$44.2 million for 2007.

EBITDA for the Group decreased by HK$42.4 million from HK$65.7 million for 2007 to HK$23.2 million in 2008.

Capital Structure, Liquidity and Financing

During the year, the Group continued to be in a healthy liquidity position. As at 31 December 2008, the net assets of the Group reduced to HK$180.4 million (2007: HK$224.5 million) which was mainly attributed to the impairment losses on intangible assets and the deferred tax adjustment, referred to previously, in the aggregate amount of HK$40.6 million during the year.

Cash and bank balances (excluding pledged bank deposits) amounted to HK$177.2 million as at 31 December 2008 (2007: HK$181.7 million). The Group had pledged bank deposits of HK$2.2 million as at 31 December 2008 (2007: HK$2.1 million) to banks for guarantees made to suppliers.

As at 31 December 2008, the Group's bank borrowings, represented by the bank loan advanced to a subsidiary for the purpose of the WRLD Alliance transaction in 2006, reduced to HK$4.3 million (2007: HK$14.7 million) as a result of a partial repayment of principal during the year. The Group's bank borrowings are in United States dollars at a fixed interest rate and secured through, among others, a pledge of the trade receivables of the subsidiary.

As at 31 December 2008, the Group's liabilities under equipment lease financing amounted to HK$0.7 million (2007: HK$0.4 million) as a result of entering into a new lease agreement to replace a previous lease of similar office equipment during the year.

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, improved to 2.8% (2007: 6.7%) primarily due to the partial repayment of the bank loan during the year.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong and United States dollars, the Group considers there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged. As cash contributions from the Singapore operations continue to grow and expectation that currency exchange markets will become volatile during 2009, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, take any necessary action to reduce such exchange risks.

Contingent Liabilities and Commitments

As at 31 December 2008, there were no material contingent liabilities or commitments.

EMPLOYEE REMUNERATION POLICIES

As at 31 December 2008, the Group had 160 (2007: 176) employees in the United States, China, Hong Kong and Singapore. The Group's total staff costs amounted to HK$77.0 million (2007: HK$79.8 million). Pursuant to the share option schemes adopted by the Company, share options may be granted to, among others, eligible employees of the Group to subscribe for shares in the Company under the terms and conditions stipulated therein. Altogether, 132,500 share options remained outstanding as at 31 December 2008.

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

CORPORATE GOVERNANCE

The Company is committed to maintaining high standards of corporate governance. Except for the deviation described below, no director of the Company is aware of any information which would reasonably indicate that the Company is not, or was not at any time during the year ended 31 December 2008, acting in compliance with the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 to the Listing Rules.

CG Code A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Nevertheless, Mr. Richard John Siemens, the Chairman, assumed the role of the chief executive officer of the Company following the passing away of Mr. Kuldeep Saran, the then Deputy Chairman and Managing Director, on 16 June 2007. The Board from time to time re-assesses the possible negative impact of the Company deviating from CG Code A.2.1, and believes that vesting the roles of both chairman and chief executive officer in the same person enables more effective and efficient planning of expansion blueprints together with implementation of business plans and growth strategies. At the same time, it is believed that the balance of power and authority will not be impaired and is adequately ensured by an effective Board which comprises experienced and high calibre individuals with a sufficient number thereof being independent non-executive directors.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules, (the "Model Code") as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the year ended 31 December 2008.

AUDIT COMMITTEE

The Audit Committee has reviewed, with the management and the auditors of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the audited consolidated financial statements of the Group for the year ended 31 December 2008.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF FURTHER INFORMATION

The 2008 Annual Report of the Company containing all information required by Appendix 16 to the Listing Rules will be published on both the websites of Hong Kong Exchanges and Clearing Limited and the Company in due course.

APPRECIATION

The Board would like to extend its appreciation to all employees for their invaluable efforts, dedication and commitment to the Group during this tumultuous time and to thank all customers, shareholders, business associates and professional advisers for their continuous support.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 30 March 2009

As at the date of this announcement, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Director, William Bruce Hicks and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford J.P. and Gerald Clive Dobby.